EXHIBIT 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on Tuesday, February 21, 2012

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

ARRANGEMENT

involving

ELDORADO GOLD CORPORATION

and

EUROPEAN GOLDFIELDS LIMITED

January 23, 2012

These materials are important and require your immediate attention. They require the shareholders of Eldorado Gold Corporation to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisers.  If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-877-657-5856 or collect outside of North America at (416) 867-2272; or (ii) e-mail to contactus@kingsdaleshareholder.com.

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

Eldorado is seeking shareholder approval to issue Eldorado shares in connection with its acquisition of European Goldfields Limited, a precious metals development company with properties in Greece, Romania and Turkey.

What’s inside

Letter to Shareholders		ii
Notice of 2012 Special Meeting of Shareholders		iv
Management Information Circular		vi
General Information		1
Frequently Asked Questions		6
Glossary		14
About the Special Meeting		26
Voting		28
Business to be Acted Upon at the Special Meeting		31
The Arrangement		33
The Arrangement Agreement		55
Risk Factors		66
Eldorado Post-Arrangement		71
Information Concerning Eldorado		75
Information Concerning European Goldfields		82
Miscellaneous		87

Schedule A	Share Issuance Resolution	A-1
Schedule B	Unaudited Pro Forma Consolidated Financial Statements	B-1
Schedule C	GMP Opinion	C-1
Schedule D	BofA Merrill Lynch Opinion	D-1
Schedule E	Property Information	E-1

- i -

Dear Shareholder:

You are invited to attend a Special Meeting of Shareholders of Eldorado Gold Corporation (“Eldorado”) to be held on Tuesday, February 21, 2012 at 9:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9.  At the Special Meeting you will be asked to consider a resolution (the “Share Issuance Resolution”) to approve the issuance of the Eldorado Shares in connection with Eldorado’s proposed acquisition of European Goldfields Limited (“European Goldfields”).

On December 18, 2011 Eldorado announced that it had entered into an arrangement agreement with European Goldfields, pursuant to which Eldorado agreed to acquire all of the issued and outstanding common shares of European Goldfields (“European Goldfields Shares”) by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Yukon).

European Goldfields is a precious metals development company with proven and probable gold reserves of 9.2 million ounces and multi-stage assets located in Greece, Romania and Turkey.  European Goldfields currently operates the Stratoni mine in Greece and is developing the Skouries and Olympias projects in Greece and the Certej project in Romania. European Goldfields is also partnered with Aktor S.A., a leading construction company in Greece.  Eldorado believes that this acquisition will enhance Eldorado’s competitive position in the Aegean region by bringing together two highly complementary asset portfolios.

Under the Arrangement, European Goldfields’ shareholders will receive 0.85 of a common share of Eldorado (“Eldorado Share”) and Cdn.$0.0001 in cash per European Goldfields Share.  The Arrangement also provides for the treatment of outstanding options, restricted stock units and deferred phantom units of European Goldfields.  The total transaction value is approximately Cdn.$2.5 billion.

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT THE BOARD OF DIRECTORS OF ELDORADO UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

In order to become effective, the Share Issuance Resolution must be approved by at least a majority of the votes cast by Eldorado Shareholders, either present in person or by proxy at the Special Meeting.  Approval of the Share Issuance Resolution is required for completion of the Arrangement as, pursuant to the listing rules of the Toronto Stock Exchange and the New York Stock Exchange, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds, in the case of the Toronto Stock Exchange, 25%, and in the case of the New York Stock Exchange, 20%, of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction.

In order to become effective, among other things, the Arrangement also requires the approval of the securityholders of European Goldfields and the Supreme Court of Yukon. Assuming that all of the conditions to the Arrangement are satisfied, Eldorado expects the Arrangement to become effective on or about February 24, 2012.

- ii -

Your vote is important – You can vote online or by phone, fax, mail, or in person at the Special Meeting on February 21, 2012.

Thank you for your continued support.

Yours sincerely,

“Paul N. Wright”

Paul N. Wright
President & Chief Executive Officer

January 23, 2012

- iii -

Notice of 2012 Special Meeting of Shareholders

When
February 21, 2012
9:00 a.m. (Toronto time)

Where
Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario

We’ll cover two items of business:

1.
Approve the issuance of up to 167,189,798 common shares of Eldorado Gold Corporation (“Eldorado”) in connection with an arrangement involving Eldorado and European Goldfields Limited (“European Goldfields”), pursuant to which Eldorado will acquire all of the issued and outstanding common shares of European Goldfields, as more fully described in the accompanying management information circular. The full text of the resolution is attached as Schedule A to the accompanying management information circular; and

2.	Other business.

Your vote is important

You’re entitled to receive this notice and vote at our Special Meeting if you owned common shares of Eldorado as of the close of business on January 19, 2012 (the record date for the Special Meeting).

The accompanying management information circular contains important information about the Special Meeting, who can vote and how to vote. Please read it carefully.

If you are voting by proxy, send your completed proxy by fax or mail, or on the internet, to Valiant.  They must receive your proxy by 9:00 a.m. (Toronto time) on Friday, February 17, 2012, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for the Special Meeting or any adjournment or postponement of the Special Meeting.  The chairman of the Special Meeting has the discretion to accept late proxy forms.

If you have any questions relating to the Special Meeting, please contact Kingsdale Shareholder Services Inc. by telephone at 1-877-657-5856 toll free in North America, or at (416) 867-2272 collect outside of North America or by email at contactus@kingsdaleshareholder.com.

- iv -

By order of the Board of Directors,

“Dawn L. Moss”

Dawn L. Moss
Vice President, Administration and Corporate Secretary

Vancouver, British Columbia
January 23, 2012

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting.

- v -

Management Information Circular

You’ve received this management information circular (the “Circular”) because our records indicate that you owned common shares (“Eldorado Shares”) of Eldorado Gold Corporation (“Eldorado”) as of the close of business on January 19, 2012, the “Record Date” for the 2012 Special Meeting of Eldorado Shareholders to be held on Tuesday, February 21, 2012 (the “Special Meeting”). You have the right to attend the Special Meeting and vote on the items of business.  You retain these rights if the Special Meeting is adjourned or postponed.

In particular, you will be asked to approve the issuance of Eldorado Shares in connection with an arrangement involving Eldorado and European Goldfields Limited (“European Goldfields”), pursuant to which Eldorado will acquire all of the issued and outstanding common shares of European Goldfields.

Both the Board of Directors (the “Board”) and management of Eldorado encourage you to vote.  On behalf of our Board and management, we will be soliciting votes for this Special Meeting and any Special Meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by a representative of Kingsdale Shareholder Services Inc. (“Kingsdale”), who we have retained to assist with soliciting votes. If you have any questions, you can call them at 1-877-657-5856 (toll-free in North America), (416) 867-2272 (collect outside of North America) or contact them by email at: contactus@kingsdaleshareholder.com.
In this document, we, us, our, Eldorado and the Company mean Eldorado Gold Corporation. You, your and Eldorado Shareholder mean registered holders of common shares of Eldorado.

Kingsdale is providing a variety of services related to the Special Meeting. This includes reviewing the Circular, liaising with proxy advisory firms, developing and implementing shareholder communication and engagement strategies, advising on Special Meeting and proxy protocol, reporting and reviewing the tabulation of shareholder proxies, and soliciting shareholder proxies. We pay the cost of these services and any related expenses, which we estimate to be approximately Cdn.$135,000.

This Circular is dated January 23, 2012.  Unless otherwise stated, the information in this Circular is as of January 19, 2012.

Receiving documents

This Circular is expected to be mailed on January 30, 2012 with a proxy or voting instruction form, in accordance with applicable laws, unless you requested to receive this information electronically.

This Circular and other materials are being sent to both registered and non-registered Eldorado Shareholders.  If you’re a non-registered Eldorado Shareholder and received these materials from us or our agent, we have obtained your name, address and information about your shareholdings from your securities broker, custodian, nominee, fiduciary or other intermediary holding these securities on your behalf in accordance with applicable requirements of securities regulators. By sending these materials to you directly, we (and not your intermediary) have assumed responsibility for delivering them to you and

- vi -

executing your proper voting instructions. Please return your voting instructions as specified in the voting materials.

If you’re a non-registered Eldorado Shareholder and object to us receiving access to your personal name and address (an Objecting Beneficial Owner, or “OBO”), we have provided these documents to your broker, custodian, fiduciary or other intermediary to forward to you. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

Additional information

You can find financial information relating to Eldorado in our comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2010 and for the interim financial period ended September 30, 2011.

See our management’s discussion and analysis, financial statements and our annual information form (or Form 40-F) for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com), on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on the ASX (www.asx.com.au).

You can also request copies free of charge by contacting our Corporate Secretary:

Corporate Secretary Eldorado Gold Corporation Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5	info@eldoradogold.com 1.604.687.4018 / 1.888.353.8166 (call toll-free) 1.604.687.4026 (fax)

Our Board has approved the contents of this Circular and authorized us to send it to you.

By order of the Board of Directors,

“Dawn L. Moss”

Dawn L. Moss
Vice President, Administration and Corporate Secretary

Vancouver, British Columbia

January 23, 2012

- vii -

General Information

Information Concerning European Goldfields

Except as otherwise indicated, the information concerning European Goldfields contained in this Circular has been taken from, or is based upon, publicly available information and records on file with Canadian securities regulatory authorities and other public sources.  Although Eldorado has no knowledge that would indicate that any statements contained herein concerning European Goldfields taken from or based on such documents and records are untrue or incomplete, neither Eldorado nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of European Goldfields’ financial statements, or for any failure of European Goldfields to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Eldorado.

Defined Terms

This Circular contains defined terms.  For a list of the defined terms, see the Glossary contained in this Circular.

Forward-looking Statements and Information

This Circular, and the documents incorporated by reference herein, contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws relating to European Goldfields, Eldorado and their respective operations.  All statements, other than statements of historical fact, are forward-looking statements or information. When used in this Circular, the words “anticipate”, “believe”, “estimate”, “expect”, “plan”, “may”, “schedule”, “intends” and other similar expressions, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things:

●	timing and implementation of the Arrangement;
●	integration of European Goldfields with Eldorado following the Arrangement;
●	expected benefits from the Arrangement;
●	combined production and production growth from Eldorado’s and European Goldfields’ currently producing mines and projects under development or construction following the Arrangement;
●	estimated cash costs for Eldorado’s and European Goldfields’ currently producing mines and projects under development or construction following the Arrangement;
●	Eldorado’s and European Goldfields’ mineral reserve and resource estimates;
●	Eldorado’s payout of dividends following the Arrangement;
●	Eldorado’s ability to operate with a regional social licence and to unlock additional value for Eldorado Shareholders from its Greek portfolio;
●	the accretive nature of the Arrangement to Eldorado on a variety of metrics, including recoverable ounces and gold resources;
●	Eldorado’s gold leverage per share following the Arrangement;
●	Eldorado’s maintenance of its financial strength following the Arrangement;
●	estimated costs of, and availability of financing for, construction, development and ramp-up of Eldorado’s and European Goldfields’ respective mine development projects;
●	estimated cost of, and availability of financing for, Eldorado’s and European Goldfields’ ongoing capital replacement or improvement programs;

●	effects of laws, regulations and government policies affecting Eldorado’s and European Goldfields’ operations;
●	trading price of Eldorado’s and European Goldfields’ common shares;
●
there being no significant political developments, whether generally or in respect of the mining industry specifically, in any of Greece, Romania, Turkey, China, Brazil or other region of interest not consistent with Eldorado’s or European Goldfields’ current expectations;

●
there being no significant disruptions affecting Eldorado’s or European Goldfields’ operations, whether due to permitting issues, construction delays, labour disruptions, litigation, social issues, supply disruptions, power disruptions, damage to equipment or otherwise;

●
that the exchange rates between the Canadian dollar, US dollar, UK pound, Euro, Turkish Lira, Chinese Yuan and Brazilian Real will be approximately consistent with current levels or as set out in this Circular;

certain price assumptions for gold;
●	prices for energy inputs and other key supplies remaining consistent with current levels;
●	labour and materials costs being consistent with Eldorado’s and European Goldfields’ current expectations; and
●	permitting, development and expansion at Eldorado’s and European Goldfields’ existing projects.

These statements reflect Eldorado’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information contained in this Circular, including, without limitation, risks related to the technological and operational nature of Eldorado’s and European Goldfields’ respective businesses, changes in local government legislation, taxation or the political or economic environment, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters to deal with unanticipated economic factors, future prices of gold, silver and base metals, increased competition in the mining industry for properties, equipment, qualified personnel, and their rising costs, unpredictable risks and hazards relating to the operation and development of Eldorado’s and European Goldfields’ respective mines or properties, the speculative nature of exploration and development, as well as those factors identified under the caption “Risk Factors” in the Eldorado Annual Information Form for the year ended December 31, 2010, a copy of which can be obtained on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the ASX at www.asx.com.au.  Although Eldorado has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended.  Eldorado does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements, other than as required by applicable law.  Please see “Notice to United States Securityholders” below.  Investors are cautioned against attributing undue certainty to forward-looking statements or information.

Notice to United States Securityholders

NEITHER THE ARRANGEMENT NOR THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The securities to be issued under the Arrangement have not been registered under the U.S. Securities Act or any state securities laws and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act and applicable state securities laws on the basis of the approval of the Court which will consider, among other things, the fairness of the terms and conditions of the Arrangement to holders of European Goldfields Shares. Section 3(a)(10) of the U.S. Securities Act provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and have received adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Final Order, if granted by the Court, will constitute a basis for the exemption from registration requirements of the U.S. Securities Act with respect to the Eldorado Shares and Replacement Options.  See “The Arrangement” in this Circular for more information.

Eldorado is a corporation existing under the federal laws of Canada. The proxy solicitation rules under Section 14(a) of the U.S. Exchange Act are not applicable to Eldorado or this solicitation based on exemptions from the proxy solicitation rules for “foreign private issuers” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act). Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada and in accordance with Canadian corporate and securities laws. Securityholders should be aware that disclosure requirements under Canadian securities laws may be different from requirements under the U.S. Exchange Act.

Information concerning the properties and operations of Eldorado and European Goldfields has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the published standards and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

Information in this Circular, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Without limiting the foregoing, this Circular, including the documents incorporated by reference herein, use the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  United States securityholders are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  United States securityholders are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into reserves.  Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category.  Therefore, United States securityholders are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this Circular or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Financial statements included or incorporated by reference in this Circular have been prepared in accordance with Canadian GAAP or IFRS, which differ from U.S. generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of U.S. companies.  The issuance of Eldorado Shares in connection with the acquisition of the European Goldfields Shares as described in this Circular should not result in any Canadian or United States federal income tax consequences to Eldorado Shareholders with respect to their ownership of Eldorado Shares.

The enforcement by securityholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that each of Eldorado and European Goldfields is incorporated or organized outside the United States, that some or all of their respective directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of their respective assets and said persons may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Eldorado or European Goldfields, their respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.  In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Reporting Currencies and Accounting Principles

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Circular are references to United States dollars.  References to “$” are to U.S. dollars, references to “Cdn.$” are to Canadian dollars, references to “£” are to Pounds Sterling and references to “A$” are to Australian dollars.  Eldorado’s and European Goldfields’ respective financial statements incorporated by reference into this Circular, in respect of documents for financial years beginning prior to January 1, 2011, have been prepared in accordance with Canadian GAAP which are reconciled to U.S. generally accepted accounting principles where required, and, in respect of documents for financial periods beginning on or after January 1, 2011, have been prepared in accordance with IFRS.

Currency Exchange Rate Information

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Year ended December 31 (Cdn.$)
	2011	2010	2009
High	1.0604	1.0778	1.3000
Low	0.9449	0.9946	1.0292
Rate at end of period	1.0170	0.9946	1.0466
Average rate for period	0.9891	1.0299	1.1420

On January 20, 2012, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$1.0143.

Non-GAAP and IFRS Measures

References in the documents incorporated by reference in this Circular to “cash operating costs” are to production costs less royalty expense, production taxes and stock-based compensation expense.  Cash operating costs are not a recognized measure under Canadian GAAP or IFRS and are not intended to be representative of production costs determined in accordance with Canadian GAAP or IFRS, as applicable.  Eldorado’s management believes that cash operating costs are a useful supplemental measure in evaluating Eldorado’s performance.  You are cautioned, however, that cash operating costs should not be construed as an alternative to our production costs (as determined in accordance with Canadian GAAP or IFRS, as applicable).  Eldorado’s methods of calculating cash operating costs may differ from methods used by other issuers.  Eldorado’s management believes the most directly comparable measure under Canadian GAAP or IFRS, as applicable, to cash operating costs is production costs.  For a reconciliation of Eldorado’s cash operating costs to production costs see “Non-GAAP Measures” in Eldorado’s management’s discussion and analysis of financial condition and results of operation dated March 17, 2011, found at pages 52 through 100 of Eldorado’s 2010 Annual Report, and see “Non-IFRS measures” in Eldorado’s management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2011.

Frequently Asked Questions

What is this document?

This Circular is being sent to Eldorado Shareholders in connection with the Special Meeting as set out in the Notice of Meeting.  This Circular provides additional information respecting the business of the Special Meeting, Eldorado and European Goldfields.  A form of proxy or voting instruction form accompanies this Circular.

Why is the Special Meeting being held?

The Special Meeting is being held in order to approve the issuance of Eldorado Shares in connection with the Arrangement.  Pursuant to the rules of the TSX and NYSE, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds, in the case of the TSX, 25%, and in the case of the NYSE, 20%, of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction.

As the Arrangement will result in Eldorado issuing in excess of 25% of the outstanding Eldorado Shares, Eldorado Shareholder approval is required.  It is a condition of the acquisition of European Goldfields that the Share Issuance Resolution be approved by a simple majority (50% plus one vote) of votes cast at the Special Meeting by Eldorado Shareholders, present in person or by proxy. The text of the Share Issuance Resolution is set out in full at Schedule A to this Circular.

Who is eligible to vote?

Holders of Eldorado Shares at the close of business on the Record Date (January 19, 2012) and their duly appointed representatives are eligible to vote.

Who is soliciting my proxy?

Proxies are being solicited in connection with this Circular by the Eldorado Board and management of Eldorado. Costs associated with the solicitation will be borne by the Company.  The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of the Company to whom no additional compensation will be paid.  In addition, the Company has retained the services of Kingsdale who may contact you by telephone to solicit proxies for the Company.  We estimate that the fees for Kingsdale will be approximately Cdn.$135,000.

What is the Arrangement?

The Arrangement involves the acquisition by Eldorado of all of the issued and outstanding European Goldfields Shares. Under the Arrangement, (i) each European Goldfields Shareholder will receive 0.85 of an Eldorado Share and Cdn.$0.0001 in cash per European Goldfields Share; (ii) each outstanding European Goldfields Option will be exchanged for an Eldorado Option that will entitle the holder to receive, upon the exercise thereof, Eldorado Shares based upon the Option Exchange Ratio and will otherwise be subject to the same terms and conditions as the original European Goldfields Option; (iii) holders of the outstanding European Goldfields RSUs will be entitled to receive 0.85 of an Eldorado Share and Cdn.$0.0001 in cash per European Goldfields RSU; and (iv) holders of European Goldfields DPUs will have the option to elect to receive 0.85 of an Eldorado Share per European Goldfields DPU on the applicable Separation Date (as defined in the European Goldfields DPU Plan).  The Arrangement is

being carried out pursuant to the terms of the Arrangement Agreement and will be conducted in accordance with a court-approved Plan of Arrangement under the YBCA.

Upon completion of the Arrangement, it is expected that the current Eldorado Shareholders and Former European Goldfields Shareholders will hold approximately 77% and 23% of the outstanding Eldorado Shares, respectively (each on a non-diluted basis).

Why is Eldorado proposing to acquire European Goldfields?

European Goldfields is a precious metals development company with proven and probable gold reserves of approximately 9.2 million ounces and multi-stage assets located in Greece, Romania and Turkey.  The company currently operates the Stratoni mine in Greece and is developing the Skouries and Olympias projects in Greece and the Certej project in Romania.  European Goldfields is also partnered with Aktor S.A., a leading construction company in Greece.

Eldorado believes the acquisition of European Goldfields through the completion of the Arrangement will provide the following benefits to Eldorado Shareholders:

●
Leading Growth Profile - The Arrangement solidifies Eldorado’s position as one of the industry’s premier intermediate gold producers with a leading growth profile and attractive cash costs.  With the acquisition of European Goldfields’ development projects, Eldorado expects annualized production growth of approximately 30% over the next four years, reaching over 1.5 million ounces of gold production annually by 2015.

●
Addition of High Quality Development Assets and Exploration Upside - The Arrangement will allow Eldorado to acquire European Goldfields’ sizeable portfolio of high quality near-term development projects, with a robust gold reserve and resource base and significant exploration upside.  European Goldfields’ properties have proven and probable gold reserves of approximately 9.2 million ounces.

●
Consolidation within Greece - The Arrangement will reinforce Eldorado’s position in Greece.  Eldorado believes that Greece is a country with excellent geological potential that is in need of investment and jobs.  Eldorado expects that its proven ability to operate with a regional social license will allow it to unlock additional value for Eldorado Shareholders from its Greek portfolio.

●
Complementary Assets - The Arrangement will provide Eldorado with further diversification of production and cash flows across a robust portfolio of new producing mines and development projects. The Arrangement will also increase Eldorado’s presence in the Aegean region, solidifying Eldorado’s position as the dominant regional operator and developer, and will allow Eldorado to leverage local operating knowledge and expertise.

●
Delivers Value to Eldorado Shareholders - The Arrangement is accretive to Eldorado on a variety of metrics, including recoverable ounces and gold resources - increasing Eldorado’s leverage to gold on a per share basis.

●
Financial Strength - The Arrangement will allow Eldorado to maintain its financial strength, with an improved growth profile fully-funded internally and with no negative impact to Eldorado’s planned gold-linked dividend payout strategy.  Over time, Eldorado expects European Goldfields’ development projects to fuel further growth in Eldorado’s per share dividend payout.

What level of Eldorado Shareholder approval is required for the Share Issuance Resolution?

In order to become effective, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of the votes cast at the Special Meeting by Eldorado Shareholders present in person or by proxy.

When does Eldorado expect the Arrangement to be completed?

As the Arrangement is conditional upon the receipt of a number of regulatory, Court and securityholder approvals, the exact timing of completion of the Arrangement cannot be predicted, but it is expected to be on or about February 24, 2012.

What does the Eldorado Board think about the Arrangement?

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, AND ON THE RECOMMENDATION OF THE ELDORADO SPECIAL COMMITTEE, THE ELDORADO BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

Has Eldorado received an opinion regarding fairness in connection with the Arrangement?

In connection with the Arrangement, GMP and BofA Merrill Lynch have each provided an opinion to the Eldorado Board to the effect that, as of December 18, 2011, and based upon and subject to the various assumptions, qualifications and limitations set forth in their respective opinions, the Arrangement Consideration to be paid by Eldorado pursuant to the Arrangement was fair, from a financial point of view, to Eldorado.  Neither opinion addresses any other aspect of the Arrangement and no opinion or view was expressed as to the Arrangement, the relative merits of the Arrangement in comparison to any other strategies or transactions that might be available to Eldorado or in which Eldorado might engage or as to the underlying business decision of Eldorado to proceed with or effect the Arrangement.

The full text of the opinions, which set forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with each opinion, can be found at Schedules C and D to this Circular, respectively.  Neither opinion is intended to be and neither opinion constitutes a recommendation to any Eldorado Shareholder as to how to vote or act in connection with the Arrangement or otherwise.

What conditions must be satisfied to complete the Arrangement?

The Arrangement is conditional upon the receipt of, among other things: (i) the approval of the Share Issuance Resolution by a simple majority (50% plus one vote) of votes cast at the Special Meeting by Eldorado Shareholders present in person or by proxy, (ii) the approval of the European Goldfields Resolution by at least two-thirds of the votes cast at the European Goldfields Meeting by European Goldfields Shareholders present in person or by proxy, (iii) the approval of the European Goldfields Resolution by at least two-thirds of the votes cast at the European Goldfields Meeting by European Goldfields Securityholders present in person or by proxy (voting as a single class), (iv) receipt of the Final Order from the Court, and (v) certain regulatory approvals in Greece.

Am I entitled to dissent rights?

No.  Eldorado Shareholders are not entitled to dissent rights in connection with the actions to be taken at the Special Meeting.

How many Eldorado Shares could be issued pursuant to the Arrangement?

In connection with the Arrangement, Eldorado could issue up to approximately 164,764,798 Eldorado Shares, based on the number of European Goldfields securities outstanding as at January 19, 2012 and assuming that: (i) all of the European Goldfields Shares outstanding (as at January 19, 2012) are acquired upon completion of the Arrangement, (ii) all of the European Goldfields Shares issuable, pursuant to the Plan of Arrangement, to holders of European Goldfields RSUs outstanding (as at January 19, 2012) are acquired upon completion of the Arrangement, (iii) all holders of European Goldfields Options outstanding (as at January 19, 2012) elect to duly exercise all such European Goldfields Options for European Goldfields Shares prior to the Effective Time, and (iv) all holders of European Goldfields DPUs outstanding (as at January 19, 2012) make the European Goldfields DPU Election.

How will the Arrangement affect my ownership and voting rights as an Eldorado Shareholder?

Assuming that: (i) all of the European Goldfields Shares outstanding (as at January 19, 2012) are acquired upon completion of the Arrangement, (ii) all of the European Goldfields Shares issuable, pursuant to the Plan of Arrangement, to holders of European Goldfields RSUs outstanding (as at January 19, 2012) are acquired upon completion of the Arrangement, (iii) holders of “in-the-money” European Goldfields Options outstanding (as at January 19, 2012) elect to exercise their European Goldfields Options prior to the Effective Time and the European Goldfields Shares issuable are acquired pursuant to the Arrangement and the remaining holders of European Goldfields Options outstanding (as at January 19, 2012) elect to receive Replacement Options rather than exercise their European Goldfields Options prior to the Effective Time, and (iv) all holders of European Goldfields DPUs outstanding (as at January 19, 2012) make the European Goldfields DPU Election, Eldorado would issue an aggregate of approximately 163,220,632 Eldorado Shares in connection with the Arrangement, which would result in there being a total of approximately 714,903,549 Eldorado Shares issued and outstanding (based on the number of Eldorado Shares outstanding as at the Record Date) following the completion of the Arrangement and the receipt by European Goldfields DPU Holders of the European Goldfields DPU Election Consideration, with current Eldorado Shareholders holding in the aggregate approximately 77% of the outstanding Eldorado Shares and Former European Goldfields Shareholders holding approximately 23% of the outstanding Eldorado Shares (each on a non-diluted basis).

The maximum number of Eldorado Shares that could be issued pursuant to the Arrangement is 164,764,798, which number includes, for greater certainty, all of the Eldorado Shares that could be issued in the event that all of the European Goldfields Options outstanding (as at January 19, 2012) are exercised to receive European Goldfields Shares prior to the Effective Date.

As a result of the issuance of Eldorado Shares in connection with the Arrangement, the ownership and voting interests of Eldorado Shareholders in Eldorado will be diluted, relative to their current proportional ownership and voting interest in Eldorado.

What if Eldorado Shareholders do not approve the Share Issuance Resolution?

The Arrangement will not complete and either Eldorado or European Goldfields may elect to terminate the Arrangement Agreement.  Under the Arrangement Agreement, Eldorado will have to pay a fee of Cdn.$30 million to European Goldfields if Eldorado Shareholders do not approve the Share Issuance Resolution.  This fee increases to Cdn.$75 million if: (i) an Acquisition Proposal for Eldorado was made or publicly announced and not withdrawn prior to termination, and (ii) within 12 months following the date of such termination, Eldorado enters into a definitive agreement in respect of one or more Acquisition Proposals or there shall have been consummated one or more Acquisition Proposals for Eldorado.

Are there risks I should consider in connection with the Arrangement?

Yes.  A number of risk factors that you should consider in connection with the Arrangement are described in the section of this Circular entitled “Risk Factors”.

How do I vote?

If you are a registered Eldorado Shareholder, you may vote your Eldorado Shares by proxy or you can attend the Special Meeting and vote in person.  Voting by proxy is the easiest way to vote because you’re appointing the persons named in the proxy or some other person you choose, who need not be an Eldorado Shareholder, to represent you as a proxyholder and vote your Eldorado Shares at the Special Meeting.

There are different ways to submit your voting instructions depending on whether you are a registered or non-registered Eldorado Shareholder.

If your Eldorado Shares are held in an account with a bank, trust company, securities broker, trustee or other nominee, please refer to the answer to the question “How do I vote if my Eldorado Shares are held in the name of a nominee?”

If you do not hold Eldorado Shares, but instead hold CHESS depository interests representing Eldorado Shares that trade on the ASX (“CDIs”), please refer to the answer to the question “How do I vote if I hold CDIs?”

How do I vote my Eldorado Shares in person?

If you are a registered Eldorado Shareholder and plan to attend the Special Meeting on February 21, 2012, and wish to vote your Eldorado Shares in person, do not complete the enclosed form of proxy, as your vote will be taken and counted at the Special Meeting.  Please register with Eldorado’s transfer agent, Valiant, upon arrival at the Special Meeting.

If your Eldorado Shares are held in an account with a nominee, please see the answer to the question “How do I vote if my Eldorado Shares are held in the name of a nominee?” If you do not hold Eldorado Shares, but instead hold CDIs, please refer to the answer to the question “How do I vote if I hold CDIs?”

How do I know if I am a “registered” Eldorado Shareholder or a “beneficial” Eldorado Shareholder?

A holder of Eldorado Shares may own such shares in one or both of the following ways:

1.
If an Eldorado Shareholder is in possession of a physical share certificate issued in his or her name, such Eldorado Shareholder is a “registered Eldorado Shareholder” and his or her name and address are known to Eldorado through the Company’s transfer agent, Valiant.

2.
If an Eldorado Shareholder owns Eldorado Shares through a bank, broker or other nominee, such Eldorado Shareholder is a “beneficial Eldorado Shareholder” and he or she will not have a physical share certificate.  Such Eldorado Shareholder will have an account statement from his or her bank or broker as evidence of his or her Eldorado Share ownership.

Most Eldorado Shareholders are “beneficial owners” who are non-registered Eldorado Shareholders.  Their Eldorado Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS).

OBOs are beneficial Eldorado Shareholders who do not want us to know their identity.

NOBOs are beneficial Eldorado Shareholders who do not object to us knowing their identity.

Under NI 54-101 we can deliver proxy-related materials directly to a NOBO.  Our agent, Broadridge, sends NOBOs the Special Meeting materials and a voting instruction form, along with instructions for completing the form and returning it to them.  Broadridge is responsible for following the voting instructions it receives, tabulating the results and then providing appropriate instructions to our transfer agent, Valiant.

If you’re an OBO, we must send the Special Meeting materials to your intermediary so they or their service company can forward them to you.  The package should include a request for a voting instruction form for you to complete with your voting instructions.

How do I vote if my Eldorado Shares are held in the name of a nominee?

Only registered Eldorado Shareholders, or the persons they appoint as proxies, are permitted to attend and vote at the Special Meeting.  To vote using the voting instruction form NOBOs received with this package, fill out the form and carefully follow the instructions.  You can send your voting instructions by phone, mail or internet.  To vote using the voting instruction form provided by an intermediary, OBOs must sign and date the form and carefully follow the instructions for returning the form.

If you are a NOBO or an OBO holding your Eldorado Shares in a customer account at a U.S.-registered broker-dealer, your Eldorado Shares will not be voted, and your Eldorado Shares will not be represented at the Special Meeting, unless you complete and return a voting instruction form.

To attend and vote at the Special Meeting: a NOBO must follow the instructions on the voting instruction form and request a legal proxy to grant you the right to attend the Special Meeting and vote in person; an OBO must follow the instructions on the voting instruction form from the intermediary, and request a proxy form to grant you the right to attend the Special Meeting and vote in person.

How do I vote if I hold CDIs?

Holders of CDIs will receive the Special Meeting materials and voting instruction form from Link Market Services Limited, the CDI registry in Australia.  To vote, complete the voting instruction form and follow the instructions for returning the form.  The voting instruction form for CDI holders must be returned by 9:00 a.m. (AEST) on Thursday February 16, 2012.  CDI holders wishing to appoint themselves as proxy (because they wish to attend and vote in person at the meeting), must mark this on the voting instruction form.  If an interest in a CDI is held through an intermediary, the CDI holder must follow the instructions of that intermediary.  CHESS is responsible for executing the voting instructions it receives from registered holders of CDIs.

What constitutes a quorum at the Special Meeting?

A quorum is two or more persons present, or deemed to be present, and authorized to cast a total of at least 25% of the total votes attached to all the Eldorado Shares entitled to be voted at the Special Meeting.  Registered Eldorado Shareholders, their duly authorized representatives, or proxyholders of registered Eldorado Shareholders are entitled to vote at the Special Meeting.  No business shall be transacted at the Special Meeting unless the requisite quorum is present at the commencement of the Special Meeting.

What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to the listed directors or officers of the Company to vote your Eldorado Shares at the Special Meeting in accordance with your instructions.  An Eldorado Shareholder has the right to appoint as his or her proxyholder a person or company (who need not be an Eldorado Shareholder), other than the persons designated in the form of proxy accompanying this Circular, to attend and to act on the Eldorado Shareholder’s behalf at the Special Meeting.  An Eldorado Shareholder may do so by inserting the name of such person in the blank space provided in the form of proxy and striking out the other names or by completing another proper form of proxy and delivering such proxy within the time limits specified below.  Holders of Eldorado Shares through a nominee should refer to “How do I vote if my Eldorado Shares are held in the name of a nominee?” above.

What do I do with my completed form of proxy?

The completed proxy must be deposited with Valiant no later than 9:00 a.m. (Toronto time) on Friday, February 17, 2012, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for the Special Meeting or any adjournment or postponement of the Special Meeting.  Holders of Eldorado Shares through a nominee should refer to “How do I vote if my Eldorado Shares are held in the name of a nominee?” above.  Holders of CDIs should refer to “How do I vote if I hold CDIs?” above.

If I change my mind, can I take back my proxy once I have given it?

To revoke a proxy, a registered Eldorado Shareholder may deliver a written notice to Eldorado Gold Corporation, c/o Fasken Martineau DuMoulin LLP, Suite 2900, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0A3, Attention: Josh Lewis, at any time up to the last business day before the Special Meeting or any adjournment or postponement of the Special Meeting as the case may be.  A proxy may also be revoked on the day of the Special Meeting or any adjournment of the Special Meeting by a registered Eldorado Shareholder by delivery of a written notice to the chairman of the Special Meeting.  In addition, a proxy may be revoked by any other method permitted by applicable law.  The written notice of revocation may be executed by the Eldorado Shareholder or by an attorney who has the Eldorado Shareholder’s written authorization.  If the Eldorado Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

Only registered Eldorado Shareholders have the right to revoke a proxy.

Non-registered Eldorado Shareholders and CDI holders can change their vote in the following manner: NOBOs must contact Broadridge right away so they have enough time before the Special Meeting to arrange to change their vote; OBOs must contact their intermediary right away so they have enough time before the Special Meeting to arrange to change the vote and, if necessary, revoke the proxy; and CDI holders must contact Link right away so they have enough time before the Special Meeting to arrange to change their vote.  If you hold an interest in CDIs through an intermediary, contact the intermediary right away so they can arrange to change their vote through Link.

How will my Eldorado Shares be voted if I give my proxy?

If you appoint the designated individuals on the form of proxy as your proxyholders, the Eldorado Shares represented by the form of proxy will be voted for or against the Share Issuance Resolution in accordance with your instructions as indicated on the form, on any ballot that may be called for.  In the absence of instructions from you, such Eldorado Shares will be voted FOR the Share Issuance Resolution.  It is important that you provide voting instructions with your proxy.

What if amendments are made to these matters or other business is brought before the Special Meeting?

The accompanying form of proxy confers discretionary authority on the individuals designated in the form of proxy with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Special Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment.  At the date of this Circular, management of Eldorado is not aware of any such amendments, variations or other matters which are to be presented for action at the Special Meeting.

How many Eldorado Shares are entitled to vote?

As of January 19, 2012, the Record Date for the Special Meeting, there were 551,682,917 Eldorado Shares issued and outstanding, with each Eldorado Share carrying the right to one vote.

What if I have other questions?

If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by:

(i)	telephone, toll-free in North America at 1-877-657-5856;

(ii)	call collect outside North America at 416-867-2272; or

(iii)	e-mail to contactus@kingsdaleshareholder.com.

Glossary

In this Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“Acquisition Proposal” means, other than the Qatar Transactions, the transactions contemplated by the Arrangement Agreement and other than any transaction involving only a party to the Arrangement Agreement and/or one or more of its wholly-owned subsidiaries, any bona fide offer, proposal or inquiry from any person or group of persons, whether or not in writing and whether or not delivered to the shareholders of a party to the Arrangement Agreement, after the date of the Arrangement Agreement relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a party to the Arrangement Agreement and its subsidiaries, taken as a whole, or (ii) 20% or more of the issued and outstanding voting or equity securities of: (A) that party; or (B) any one or more of its subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that party and its subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of that party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving: (A) that party;  or (B) any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that party and its subsidiaries, taken as a whole; (d) an alliance, joint venture or earn-in right relating to 20% or more of the consolidated assets of a party to the Arrangement Agreement; or (e) a sale relating to 20% or more of the consolidated assets of a party to the Arrangement Agreement (or any lease, long-term supply or off-take agreement, hedging arrangement or other transaction having the same economic effect as a sale of such assets);

“Additional Eldorado Securities” has the meaning ascribed thereto in this Circular under the heading “Voting Agreements”;

“Additional European Goldfields Securities” has the meaning ascribed thereto in this Circular under the heading “Voting Agreements”;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions;

“AIM” means the AIM market operated by the London Stock Exchange plc;

“Aktor Construction” means Aktor Construction International Limited;

“Amalco” means the corporation formed upon the amalgamation of Eldorado Holdco and European Goldfields pursuant to the Arrangement;

“Arrangement” means the arrangement involving Eldorado Holdco and European Goldfields under Section 195 of the YBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided, however, that any such amendment or variation is acceptable to both European Goldfields and Eldorado, each acting reasonably);

“Arrangement Agreement” means the amended and restated arrangement agreement, dated January 19, 2012, between Eldorado and European Goldfields, including all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Consideration” means the consideration to be received by the European Goldfields Shareholders pursuant to the Plan of Arrangement as consideration for their European Goldfields Shares, consisting of an indivisible mixture of 0.85 of an Eldorado Share and Cdn.$0.0001 in cash per European Goldfields Share;

“Articles of Arrangement” means the articles of arrangement of European Goldfields and Eldorado Holdco to be filed in accordance with the terms of the YBCA after the Final Order is made, which shall be in form and content satisfactory to European Goldfields and Eldorado, each acting reasonably;

“ASX” means the Australian Securities Exchange;

“BlackRock” means BlackRock Investment Management (UK) Limited;

“BlackRock Agreement” means the lock-up agreement dated November 25, 2011 between Eldorado and BlackRock, as amended;

“BLG” means Borden Ladner Gervais LLP;

“Board”  and “Eldorado Board” means the board of directors of Eldorado;

“BofA Merrill Lynch” means Merrill Lynch Canada Inc.;

“BofA Merrill Lynch Opinion” means the opinion of BofA Merrill Lynch provided to the Eldorado Board, dated December 18, 2011, as to the fairness, from a financial point of view, to Eldorado of the Arrangement Consideration to be paid by Eldorado in connection with the Arrangement, as set out in full at Schedule D to this Circular;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Whitehorse, Yukon Territory, Vancouver, British Columbia or London, England;

“Canadian GAAP” means generally accepted accounting principles in Canada;

“CDIs” means the CHESS depository interests representing Eldorado Shares and trading on the ASX;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee, which as of the date hereof is CDS & Co.;

“Certificate of Arrangement” means the certificate of amendment (by arrangement) to be issued by the Registrar pursuant to Subsection 195(11) of the YBCA in respect of the Articles of Arrangement;

“CHESS” means CHESS Depository Nominees Pty Ltd. in Australia;

“Circular” means this management information circular dated January 23, 2012;

“Consideration Shares” means the Eldorado Shares to be issued pursuant to the Arrangement;

“Court” means the Supreme Court of Yukon;

“CREST” means the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)) for the paperless settlement of trades in securities and the holding of uncertificated securities in respect of which Euroclear is the Operator (as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755));

“Depositary” means Kingsdale Shareholder Services Inc.;

“Dissent Rights” means the rights of dissent exercisable by the European Goldfields Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement;

“Dissenting Shareholder” means a registered holder of European Goldfields Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their European Goldfields Shares;

“EDGAR” means the Electronic Data Gathering and Retrieval system of the SEC;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date;

“EIS” means an environmental impact study;

“Eldorado” or “us” or “we” or the “Company” means Eldorado Gold Corporation;

“Eldorado Annual Information Form” means the annual information form of Eldorado dated March 30, 2011 for the year ended December 31, 2010;

“Eldorado Breach Termination Event” has the meaning ascribed thereto in this Circular under the heading “Arrangement Agreement – Termination”;

“Eldorado Change in Recommendation” has the meaning ascribed thereto in this Circular under the heading “Arrangement Agreement – Termination”;

“Eldorado Disclosure Letter” means the disclosure letter executed by Eldorado and delivered to European Goldfields in connection with the execution of the Arrangement Agreement;

“Eldorado Expense Fee” has the meaning ascribed thereto in this Circular under the heading “Arrangement Agreement – Termination Fees”;

“Eldorado Holdco” means Eldorado Gold Yukon Corp., a corporation incorporated under the YBCA that is a direct or indirect wholly-owned subsidiary of Eldorado;

“Eldorado Material Adverse Effect” means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Eldorado and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions, including in Canada, the United States, Greece, China, Brazil or Turkey, (ii) in or relating to the state of securities markets in general, including any reduction in market indices, (iii) in or relating to currency exchange rates, (iv) in or relating to the industries in which such person operates in general or the market for gold in general, (v) in or relating to GAAP or regulatory accounting requirements, (vi) in or relating to any applicable laws or any interpretation thereof by any governmental entity, or (vii) relating to a change in the market trading price of the Eldorado Shares either:  (A) related to the Arrangement Agreement and the Arrangement or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of “Eldorado Material Adverse Effect” under subsections (i) to (vi) above, provided, however, that such effect referred to in subsections (ii) to (vi) above does not primarily relate to (or have the effect of primarily relating to) Eldorado or its subsidiaries or disproportionately adversely affect Eldorado and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Eldorado and its subsidiaries operate; and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an “Eldorado Material Adverse Effect” has occurred;

“Eldorado Non-Shareholder Approval Event” has the meaning ascribed thereto in this Circular under the heading “Arrangement Agreement – Termination”;

“Eldorado Options” means options to purchase Eldorado Shares;

“Eldorado Shareholder” means a holder of Eldorado Shares;

“Eldorado Shareholder Approval” means the approval by the Eldorado Shareholders of the Share Issuance Resolution at the Special Meeting, in accordance with the policies and rules of the TSX, NYSE and ASX;

“Eldorado Shares” means the common shares of Eldorado;

“Eldorado Special Committee” means the special committee of the Eldorado Board, comprised of Messrs. K. Ross Cory, Michael Price and Donald M. Shumka, appointed on December 12, 2011 in connection with the Arrangement;

“Eldorado Supportive Shareholders” means each of Timothy Baker, Ross Cory, Robert R. Gilmore, Geoffrey Handley, Wayne Lenton, Michael Price, Jonathan Rubenstein, Donald Shumka, Paul N. Wright, Norman Pitcher, Fabiana Chubbs and Dawn L. Moss;

“Eldorado Termination Fee” has the meaning ascribed thereto in this Circular under the heading “Arrangement Agreement – Termination Fees”;

“Eldorado Voting Agreements” means the voting agreements (including all amendments thereto) between the European Goldfields Supportive Shareholders and Eldorado setting forth the terms and conditions upon which the European Goldfields Supportive Shareholders agree, among other things, to vote their European Goldfields Shares in favour of the European Goldfields Resolution as more fully described in this Circular under the heading “Voting Agreements – Eldorado Voting Agreements”;

“Election Deadline” means 11:00 a.m. on February 17, 2012 or, in the event of any adjournment or postponement of the European Goldfields Meeting, two business days prior to any such adjournment or postponement;

“Election Form” means the election form to be delivered by European Goldfields to European Goldfields DPU Holders in respect of the European Goldfields DPU Election, in such form as is acceptable to European Goldfields and Eldorado, each acting reasonably;

“EMEA FE Clients” has the meaning ascribed thereto in this Circular under the heading “Voting Agreements – BlackRock Agreement”;

“European Goldfields” means European Goldfields Limited;

“European Goldfields Board” means the board of directors of European Goldfields;

“European Goldfields Breach Termination Event” has the meaning ascribed thereto in this Circular under the heading “Arrangement Agreement – Termination”;

“European Goldfields Change in Recommendation” has the meaning ascribed thereto in this Circular under the heading “Arrangement Agreement – Termination”;

“European Goldfields Circular” means the notice of the European Goldfields Meeting and accompanying management information circular, dated January 23, 2012, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the European Goldfields Securityholders in connection with the European Goldfields Meeting, as amended, supplemented or otherwise modified from time to time;

“European Goldfields Combined Securityholder Approval” means two-thirds of the votes cast on the European Goldfields Resolution by the European Goldfields Securityholders present in person or by proxy at the European Goldfields Meeting and voting as a single class;

“European Goldfields Disclosure Letter” means the disclosure letter executed by European Goldfields and delivered to Eldorado in connection with the execution of the Arrangement Agreement;

“European Goldfields DPU” means a deferred phantom unit under the European Goldfields DPU Plan;

“European Goldfields DPU Election” means, in respect of a European Goldfields DPU, an election by a European Goldfields DPU Holder to receive European Goldfields DPU Election Consideration on the Separation Date (as defined in the European Goldfields DPU Plan), which election has been duly made by delivering a duly completed and executed Election Form to European Goldfields on or before the Election Deadline;

“European Goldfields DPU Election Consideration” means, the consideration to be received by a European Goldfields DPU Holder in respect of each European Goldfields DPU held by such holder immediately prior to the Effective Date, consisting of 0.85 of an Eldorado Share;

“European Goldfields DPU Holders” means holders of European Goldfields DPUs;

“European Goldfields DPU Plan” means the deferred phantom unit plan of European Goldfields dated December 5, 2008 as amended September 14, 2010;

“European Goldfields Expense Fee” has the meaning ascribed thereto in this Circular under the heading “Arrangement Agreement – Termination Fees”;

“European Goldfields Facility” means a $600 million, seven year senior secured loan facility with equity participation provided by Qatar Holding to European Goldfields pursuant to the Heads of Terms;

“European Goldfields JOE Plan” means the European Goldfields Employee Share Trust operated by an independent trustee subject to a trust deed;

“European Goldfields Loan Notes” has the meaning ascribed thereto in this Circular under the heading “European Goldfields’ Recent Developments – Qatar Holding Financing”

“European Goldfields Material Adverse Effect” means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of European Goldfields and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions, including in Canada, the United States, Greece, Romania or Turkey, (ii) in or relating to the state of securities markets in general, including any reduction in market indices, (iii) in or relating to currency exchange rates, (iv) in or relating to the industries in which such person operates in general or the market for gold in general, (v) in or relating to GAAP or regulatory accounting requirements, (vi) in or relating to any applicable laws or any interpretation thereof by any governmental entity, (vii) in or relating to the Qatar Transactions, or (viii) relating to a change in the market trading price of the European Goldfields Shares either:  (A) related to the Arrangement Agreement and the Arrangement or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of “European Goldfields Material Adverse Effect” under subsections (i) to (vi) above, provided, however, that such effect referred to in subsections (ii) to (vi) above does not primarily relate to (or have the effect of primarily relating to) European Goldfields or its subsidiaries or disproportionately adversely affect European Goldfields and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which European Goldfields and its subsidiaries operate; and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an “European Goldfields Material Adverse Effect” has occurred;

“European Goldfields Meeting” means the special meeting of European Goldfields Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the European Goldfields Resolution;

“European Goldfields Non-Shareholder Approval Event” has the meaning ascribed thereto in this Circular under the heading “Arrangement Agreement – Termination”;

“European Goldfields Option Holders” means the holders of European Goldfields Options;

“European Goldfields Option Plan” means the share option plan of European Goldfields, approved by European Goldfields Shareholders at a meeting held on June 9, 2005, as amended at a meeting of European Goldfields Shareholders held on May 19, 2008 and at a meeting of European Goldfields Shareholders held on May 12, 2010;

“European Goldfields Options” means the outstanding options to purchase European Goldfields Shares granted under the European Goldfields Option Plan;

“European Goldfields Resolution” means the special resolution of the European Goldfields Shareholders and European Goldfields Securityholders, voting as a single class, approving the Plan of Arrangement which is to be considered at the European Goldfields Meeting substantially in the form and content of Schedule “B” to the Arrangement Agreement;

“European Goldfields RSU” means a restricted share unit issued under the European Goldfields RSU Plan, including JOE Awards (as defined in the European Goldfields RSU Plan) issued to a trustee of the European Goldfields JOE Plan;

“European Goldfields RSU Holders” means the holders of European Goldfields RSUs;

“European Goldfields RSU Plan” means the restricted share unit plan approved by European Goldfields Shareholders at a meeting held on June 9, 2005, as amended at a meeting of European Goldfields Shareholders held on May 19, 2008 and at a meeting of European Goldfields Shareholders held on May 12, 2010;

“European Goldfields Securityholders” means, collectively, European Goldfields Shareholders, European Goldfields RSU Holders and European Goldfields Option Holders;

“European Goldfields Shareholder Approval” means two-thirds of the votes cast on the European Goldfields Resolution by the European Goldfields Shareholders present in person or by proxy at the European Goldfields Meeting and voting as a single class;

“European Goldfields Shareholders” means the holders of European Goldfields Shares;

“European Goldfields Shares” means the common shares of European Goldfields;

“European Goldfields Supportive Shareholders” means each of Martyn Konig, Dimitrios Koutras, Timothy Morgan-Wynne, Mark Rachovides, Georgios Sossidis, Patrick Forward, David Cather, Steven Sharpe, Varshan Gokool and Dimitris Dimitriadis;

“European Goldfields Termination Fee” has the meaning ascribed thereto in this Circular under the heading “Arrangement Agreement – Termination Fees”;

“European Goldfields Voting Agreements” means the voting agreements (including all amendments thereto) between the Eldorado Supportive Shareholders and European Goldfields setting forth the terms and conditions upon which the Eldorado Supportive Shareholders agree, among other things, to vote their Eldorado Shares in favour of the Share Issuance Resolution as more fully described in this Circular under the heading “Voting Agreements – European Goldfields Voting Agreements”;

“Exchange Ratio” means the exchange of 0.85 of an Eldorado Share for each European Goldfields Share pursuant to the Plan of Arrangement;

“Excluded Shares” has the meaning ascribed thereto in this Circular under the heading “Voting Agreements - BlackRock Agreement”;

“Foreign Antitrust Clearance” means any legally required approval or clearance that shall have been received from a governmental entity and/or any applicable waiting period that shall have expired or been terminated or waived by a governmental entity in relation to any Foreign Antitrust Filing identified by Eldorado or European Goldfields in the Arrangement Agreement and which Foreign Antitrust Filing Eldorado and European Goldfields, acting reasonably, have agreed is required to be made to consummate the transactions contemplated by the Arrangement Agreement;

“Foreign Antitrust Filing” means a filing that must be made by either Eldorado or European Goldfields (or both Eldorado and European Goldfields) to a governmental entity under any antitrust, competition, foreign investment or similar law applicable to the transactions contemplated by the Arrangement Agreement;

“Former European Goldfields Shareholders” means, at and following the Effective Time, the registered holders of European Goldfields Shares immediately prior to the Effective Time;

“Final Order” means the final order of the Court pursuant to Section 195 of the YBCA, in a form acceptable to European Goldfields and Eldorado, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both European Goldfields and Eldorado, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to both European Goldfields and Eldorado, each acting reasonably) on appeal;

“GAAP” means, in relation to any financial year beginning on or before December 31, 2010, generally accepted accounting principles in Canada as adopted by the Canadian Institute of Chartered Accountants, and, in relation to any financial period beginning after December 31, 2010, IFRS;

“GMP” means GMP Securities L.P.;

“GMP Opinion” means the fairness opinion of GMP provided to Eldorado in connection with the Arrangement, as set out in full at Schedule C to this Circular;

“HCC” has the meaning ascribed thereto in this Circular under the heading “Regulatory Approvals in Greece – Greek Merger Legislation”;

“Heads of Terms” means the binding heads of terms between European Goldfields and Qatar Holding dated October 1, 2011, as available in full on SEDAR at www.sedar.com;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

“Interim Order” means the interim order of the Court made pursuant to Subsection 195(4) of the YBCA, in a form acceptable to European Goldfields and Eldorado, each acting reasonably, providing for, among other things, the calling and holding of the European Goldfields Meeting, as the same may be amended by the Court with the consent of European Goldfields and Eldorado, each acting reasonably;

“IFRS” means International Financial Reporting Standards;

“Kingsdale” means Kingsdale Shareholder Services Inc.;

“Link” means Link Market Services Limited;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions of the Ontario Securities Commission and the Autorité des marchés financiers;

“Mineral Rights” means all of European Goldfields’ and its subsidiaries’ material mineral interests and rights (including any material claims, concessions, exploration licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of law or otherwise);

“Mutual Termination Event” has the meaning ascribed thereto in this Circular under the heading “Arrangement Agreement – Termination”;

“NOBO” means a non-objecting beneficial holder of Eldorado Shares;

“Non-Voting Shares” means convertible non-voting shares in the authorized share capital of Eldorado;

“Notice of Meeting” means the Notice of Special Meeting of Eldorado Shareholders which accompanies this Circular;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

“NYSE” means the New York Stock Exchange;

“OBO” means an objecting beneficial holder of Eldorado Shares;

“Option Shares” means the Eldorado Shares issuable on exercise of Replacement Options;

“Option Exchange Ratio” means 0.85;

“Other Eldorado Securities” has the meaning ascribed thereto in this Circular under the heading “Voting Agreements”;

“Other European Goldfields Securities” has the meaning ascribed thereto in this Circular under the heading “Voting Agreements”;

“Outside Date” means April 30, 2012 or such later date as may be agreed to in writing by Eldorado and European Goldfields;

“Owned Eldorado Securities” has the meaning ascribed thereto in this Circular under the heading “Voting Agreements”;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any governmental entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of European Goldfields, substantially in the form set out at Schedule “A” to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of European Goldfields and Eldorado, each acting reasonably;

“Property” means all of European Goldfields’ and its subsidiaries’ material real properties;

“Proposed Agreement” means an agreement, other than a confidentiality agreement as contemplated by the Arrangement Agreement, providing for or to facilitate any Acquisition Proposal, that European Goldfields agrees to accept, approve or enter into, with any person subject to the terms of the Arrangement Agreement;

“Qatar Break Fee” means the $7.5 million liquidated damages payment that is described in Section 3 of the Heads of Terms, “General – Process”;

“Qatar Holding” means Qatar Holding LLC;

“QHL Transactions” has the meaning ascribed thereto in this Circular under the heading “Voting Agreements”;

“Qatar Transactions” means the transactions contemplated by the Heads of Terms and all matters related thereto;

“Qatar Transactions Vote” means the vote by European Goldfields Shareholders on the ordinary resolution with respect to European Goldfields entering into the Qatar Transactions;

“Record Date” means the close of business on January 19, 2012;

“Registrar” means the Registrar appointed pursuant to the YBCA;

“Replacement Option” means the fully-vested options to purchase Eldorado Shares to be issued, pursuant to the Plan of Arrangement, to the holders of European Goldfields Options that have not been duly exercised prior to the Effective Time;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Share Issuance Resolution” means the ordinary resolution approving the issuance of the Eldorado Shares in connection with the Arrangement, the full text of which is attached as Schedule A to this Circular;

“Special Meeting” means the special meeting of Eldorado Shareholders;

“Stikeman” means Stikeman Elliott LLP;

“Subject Shares” means all of the European Goldfields Shares currently owned or controlled by BlackRock, excluding the Excluded Shares;

“subsidiary” has the meaning ascribed thereto in the YBCA;

“Superior Proposal” means the unsolicited bona fide Acquisition Proposal made by a third party to a party to the Arrangement Agreement or its shareholders in writing after the date of the Arrangement Agreement: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the European Goldfields Shares or all of the Eldorado Shares or all or substantially all of the assets of European Goldfields or Eldorado on a consolidated basis; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be reasonably likely to be available to the satisfaction of the board of directors of such party, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iv) which is not subject to a due diligence or access condition beyond the fifth business day after which the person making the Acquisition Proposal is first afforded access to the books, records and personnel of European Goldfields; (v) that did not result from a breach of the non-solicitation covenants of the Arrangement Agreement by the receiving party or its representatives; (vi) that is made available to all European Goldfields Shareholders or Eldorado Shareholders, as the case may be, on the same terms and conditions (but, for greater certainty, does not restrict the provision of Collateral Benefits as defined in MI 61-101 to any one or more European Goldfields Shareholders); and (vii) in respect of which the board of directors of such party determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal to its shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to its shareholders from a financial point of view than the Arrangement, including any adjustment to the terms and conditions of the Arrangement proposed by the other party pursuant to non-solicitation covenants of the Arrangement Agreement;

“Superior Proposal Termination Event” has the meaning ascribed thereto in this Circular under the heading “Arrangement Agreement – Termination”;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“Valiant” means Valiant Trust Company;

“Voting Persons” means registered Eldorado Shareholders, their duly authorized representatives, or proxyholders of registered Eldorado Shareholders entitled to vote at the Special Meeting;

“Voting Agreements” means the Eldorado Voting Agreements, the European Goldfields Voting Agreements and the BlackRock Agreement; and

“YBCA” means the Business Corporations Act (Yukon) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

About the Special Meeting

Items of Business

We’ll cover two items of business at the Special Meeting:

1.	Approval of the Share Issuance Resolution (the full text of which is attached hereto as Schedule A); and

2.	Other business.

1.           Share Issuance Resolution

Eldorado Shareholders will be asked to consider and vote on the Share Issuance Resolution.  The full text of the Share Issuance Resolution is attached as Schedule A to this Circular.

After careful consideration of the Arrangement, and on the recommendation of the Eldorado Special Committee, the Eldorado Board UNANIMOUSLY RECOMMENDS that Eldorado Shareholders VOTE IN FAVOUR of the Share Issuance Resolution.

2.           Other business

We’ll also consider other matters that properly come before the Special Meeting.  As of the date of this Circular, we are not aware of any other items of business to be considered at the Special Meeting.

Interest of Certain Persons

Other than as otherwise described in this Circular, none of the following persons have a direct or indirect substantial or material interest, by way of beneficial ownership of securities or otherwise, in any item of business:

●	our directors or officers, or any person who has held a similar position since the beginning of fiscal 2011; or
●	any of their associates or affiliates.

Quorum and Approval

We need a quorum of Eldorado Shareholders to transact business at the Special Meeting.  According to our by-laws, a quorum is two or more Voting Persons present, or deemed to be present, and authorized to cast a total of at least 25% of the total votes attached to all of the Eldorado Shares entitled to vote at the Special Meeting.  Voting Persons are registered Eldorado Shareholders, their duly authorized representatives, or proxyholders of registered Eldorado Shareholders entitled to vote at the Special Meeting.

We require a simple majority (50% plus 1) of the votes cast at the Special Meeting to approve all items of business, unless stated otherwise.

Shares and Outstanding Principal Holders

We had a total of 551,682,917 Eldorado Shares outstanding at the close of business on the Record Date.

Eldorado Shares are listed on two exchanges:

●	TSX under the symbol ELD; and
●	NYSE under the symbol EGO.

ELD is part of the S&P/TSX Global Gold Index, the S&P/TSX Composite Index and the S&P/TSX 60 Index.  EGO is also part of the AMEX Gold BUGS Index and the NYSE Composite Index.

Eldorado CDIs trade on the ASX under the symbol EAU.

The following companies owned or controlled 10% or more of the Eldorado Shares on the Record Date, according to the most recent early warning reports filed on SEDAR:

●	Fidelity Management & Research Company of Boston and its affiliates owned or controlled approximately 82,723,337 Eldorado Shares (15.10%); and
●	BlackRock, Inc. of New York owned or controlled approximately 70,123,149 Eldorado Shares (12.71%).

Management and the Eldorado Board are not aware of any other Eldorado Shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Eldorado Shares.

Interest of Insiders in Material Transactions

Other than as disclosed in this Circular, we are not aware of any Eldorado Shareholder who owns or controls more than 10% of the voting rights attached to the Eldorado Shares, or of any director or officer of Eldorado or a subsidiary of Eldorado, or any associate or affiliate of any of the foregoing, who has a direct or indirect material interest in:

●	any transaction we entered into since the beginning of 2011; or
●	any proposed transaction which has, or will have, a material effect on us or any of our subsidiaries.

Voting

Who can Vote

You are entitled to receive notice of and vote at the 2012 Special Meeting to be held on Tuesday, February 21, 2012, if you held Eldorado Shares as of the close of business on January 19, 2012, the Record Date for the Special Meeting.

Each Eldorado Share you own entitles you to one vote on each item of business (see below).

A CDI represents an indirect ownership of Eldorado Shares, and CDI holders are beneficial owners of the underlying Eldorado Shares, which are registered in the name of CHESS.  If you hold an interest in CDIs, you are entitled to vote those underlying Eldorado Shares through CHESS.  You need to send your voting instructions to Link Market Services Limited so they can execute your instructions. The voting instruction form must be returned by 9:00 a.m. (AEST) on Thursday February 16, 2012.

How to Vote

You can vote by proxy or you can attend the Special Meeting and vote your Eldorado Shares in person.

Questions about voting?

Contact:
Kingsdale Shareholder Services

The Exchange Tower
130 King Street West
Suite 2950, P.O. Box 361
Toronto, Ontario  M5X 1E2

contactus@kingsdaleshareholder.com

T. 1.877.657.5856
(toll free within North America)
T. 1.416.867.2272
(outside North America)

Voting by proxy is the easiest way to vote because you’re appointing someone else (called your proxyholder) to attend the Special Meeting and vote your Eldorado Shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered Eldorado Shareholder.

Registered Eldorado Shareholders

You are a registered Eldorado Shareholder if you hold a share certificate in your name.

Voting by proxy

Robert R. Gilmore, Chairman of the Eldorado Board, or failing him, Dawn L. Moss, Vice-President, Administration and Corporate Secretary have agreed to act as the Eldorado proxyholders.  You can appoint someone other than the Eldorado proxyholders to attend the Special Meeting and vote on your behalf.  If you want to appoint someone else as your proxyholder, strike out the names on the enclosed proxy form and print the name of the person you want to appoint as your proxyholder in the space provided.  This person does not need to be an Eldorado Shareholder.

On any ballot, your proxyholder must vote your Eldorado Shares or withhold your vote according to your instructions and if you specify a choice on a matter, your Eldorado Shares will be voted accordingly.  If there are other items of business that properly come before the Special Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote as he or she sees fit.

If you appoint the Eldorado proxyholders, but do not tell them how to vote, your Eldorado Shares will be voted FOR the Share Issuance Resolution.  It is important that you provide voting instructions with your proxy.

This is consistent with the voting recommendations of the Eldorado Board.  If there are other items of business that properly come before the Special Meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management’s recommendation.

If you appoint someone other than the Eldorado proxyholders to be your proxyholder, that person must attend and vote at the Special Meeting for your vote to be counted.

A proxy will not be valid unless it is signed by the registered Eldorado Shareholder, or by the registered Eldorado Shareholders’ attorney with proof that they are authorized to sign.  If you represent a registered Eldorado Shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization.  If you execute a proxy as an attorney for an individual registered Eldorado Shareholder, or as an officer or attorney of a registered Eldorado Shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

CDI holders

If you’re a registered holder of a CDI, you will receive the Special Meeting materials and voting instruction form from Link Market Services Limited, the CDI registry in Australia. Complete the form and follow their instructions for returning the form.

If you want to appoint yourself (or someone else) as proxyholder, mark this on the form.

If you hold your interest in a CDI through an intermediary, you will need to follow the instructions of that intermediary.

CHESS is responsible for executing the voting instructions it receives from registered holders of CDIs.

For more information see the CHESS financial services guide on the ASX website (www.asx.com.au/cdis), or call one of the numbers below to request a copy:

1300.300.279 (within Australia)
+61.29338.0000 (outside Australia)

If you are voting by proxy, send your complete proxy by fax or mail, or on the internet, to Valiant.  They must receive your proxy by 9:00 a.m. (Toronto time) on Friday, February 17, 2012, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for the Special Meeting or any adjournment or postponement of the Special Meeting.  The chairman of the Special Meeting has the discretion to accept late proxy forms.

Attending the Special Meeting and voting in person

Do not complete the enclosed proxy form if you want to attend the Special Meeting and vote in person.  Simply register with a representative from Valiant when you arrive at the Special Meeting.

Non-registered Eldorado Shareholders and CDI holders

You are a non-registered (or beneficial) Eldorado Shareholder if your Eldorado Shares are registered in the name of:

●	your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your Eldorado Shares in a nominee account; or
●	a clearing agency like CDS.

OBOs are beneficial Eldorado Shareholders who do not want us to know their identity.

NOBOs are non-objecting beneficial Eldorado Shareholders that do not object to us knowing their identity.

Under NI 54-101, we can deliver proxy-related materials directly to a NOBO.  Our agent, Broadridge, sends NOBOs the Special Meeting materials and a voting instruction form, along with instructions for completing the form and returning it to them.  Broadridge is responsible for following the voting instructions it receives, tabulating the results and then providing appropriate instructions to our transfer agent, Valiant.

If you’re an OBO, we must send the Special Meeting materials to your intermediary so they or their service company can forward them to you, unless you’ve waived the right to receive certain proxy-related materials.  The package should include a request for voting instruction form for you to complete with your voting instructions.

Voting using the voting instruction form

●
NOBOs: Fill in the voting instruction form you received with this package and carefully follow the instructions provided.  You can send your voting instructions by phone or by mail or through the internet.

●
OBOs: Sign and date the voting instruction form your intermediary sends to you, and follow the instructions for returning the form.  Your intermediary is responsible for properly executing your voting instructions.

Attending the Special Meeting and voting in person

●	NOBOs: Follow the instructions on the voting instruction form. You must request a legal proxy form granting you the right to attend the Special Meeting and vote in person.
●	OBOs: Follow the instructions on the voting instruction form from your intermediary, and request a proxy form, which grants you the right to attend the Special Meeting and vote in person.
●
CDI holders: A registered holder of a CDI can ask CHESS to appoint the holder (or a person nominated by the registered holder) as proxy to exercise the votes attached to his or her underlying Eldorado Shares.  In this situation, a holder of the CDI may, as proxy, attend and vote in person at the Special Meeting.  If you hold your interest in CDIs through a broker, dealer or other intermediary, follow the instructions of your intermediary and request a legal proxy form, which will grant you the right to attend the Special Meeting and vote in person.

If you are a NOBO or an OBO holding your Eldorado Shares in a customer account at a U.S.-registered broker-dealer, your Eldorado Shares will not be voted, and your Eldorado Shares will not be represented at the Special Meeting, unless you complete and return a voting instruction form.

When you arrive at the Special Meeting, make sure you register with a representative from Valiant so your voting instructions can be taken at the Special Meeting.

Changing your Vote

Registered Eldorado Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization.  You can also revoke your proxy in any manner permitted by law.

If you represent a registered Eldorado Shareholder who is a corporation or association, your written note must have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization.  The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the Special Meeting, or the day the Special Meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

Eldorado Gold Corporation
c/o Fasken Martineau DuMoulin LLP
Suite 2900, 550 Burrard Street
Vancouver, British Columbia
Canada, V6C 0A3
Attention: Josh Lewis

You can also give your written notice to the chairman of the Special Meeting on the day of the Special Meeting.  If the Special Meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you’ve sent in your completed proxy form and since decided that you want to attend the Special Meeting and vote in person, you need to revoke the proxy form before you vote at the Special Meeting.

Non-registered Eldorado Shareholders and CDI holders

Only registered Eldorado Shareholders have the right to revoke a proxy.

Non-registered Eldorado Shareholders and CDI holders can change their vote:

●	NOBOs: contact Broadridge right away so they have enough time before the Special Meeting to arrange to change their vote.
●	OBOs: contact your intermediary right away so they have enough time before the Special Meeting to arrange to change the vote and, if necessary, revoke the proxy.
●
CDI holders: contact Link right away so they have enough time before the Special Meeting to arrange to change their vote.  If you hold your interest in CDIs through an intermediary, contact your intermediary right away so they can arrange to change their vote through Link.

Processing the Votes

Our transfer agent, Valiant, or its authorized agents count and tabulate the votes on our behalf.

We will file our voting results on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and post them on our website (www.eldoradogold.com) after the Special Meeting.

Business to be Acted Upon at the Special Meeting

Share Issuance Resolution

As set out in the Notice of Meeting, at the Meeting Eldorado Shareholders will be asked to consider and vote on the Share Issuance Resolution.

The Arrangement involves the acquisition by Eldorado of all of the issued and outstanding European Goldfields Shares. Under the Arrangement, (i) each European Goldfields Shareholder will receive 0.85 of an Eldorado Share and Cdn.$0.0001 in cash per European Goldfields Share; (ii) each outstanding European Goldfields Option will be exchanged for a Replacement Option that will entitle the holder to receive, upon the exercise thereof, Eldorado Shares based upon the Option Exchange Ratio and will otherwise be subject to the same terms and conditions as the original European Goldfields Option; (iii) holders of the outstanding European Goldfields RSUs will receive the number of European Goldfields Shares they are entitled to under the European Goldfields RSU Plan, which European Goldfields Shares will then be exchanged for 0.85 of an Eldorado Share and Cdn.$0.0001 in cash per European Goldfields Share; and (iv) holders of European Goldfields DPUs will be entitled to make the European Goldfields DPU Election (which European Goldfields DPU Election must be made on or prior to the Election Deadline), which will entitle them to receive the European Goldfields DPU Election Consideration on the applicable Separation Date (as defined in the European Goldfields DPU Plan).

Assuming that: (i) all of the European Goldfields Shares outstanding (as at January 19, 2012) are acquired upon completion of the Arrangement, (ii) all of the European Goldfields Shares issuable, pursuant to the Plan of Arrangement, to holders of European Goldfields RSUs outstanding (as at January 19, 2012) are acquired upon completion of the Arrangement, (iii) holders of “in-the-money” European Goldfields Options elect to exercise their European Goldfields Options prior to the Effective Time and the European Goldfields Shares issuable are acquired pursuant to the Arrangement and the remaining holders of European Goldfields Options outstanding (as at January 19, 2012) elect to receive Replacement Options rather than exercise their European Goldfields Options prior to the Effective Time, and (iv) all holders of European Goldfields DPUs outstanding (as at January 19, 2012) make the European Goldfields DPU Election, Eldorado would issue an aggregate of approximately 163,220,632 Eldorado Shares in connection with the Arrangement, which would result in there being a total of approximately 714,903,549 Eldorado Shares issued and outstanding (based on the number of Eldorado Shares outstanding as at the Record Date) following the completion of the Arrangement and the receipt by European Goldfields DPU Holders of the European Goldfields DPU Election Consideration, with current Eldorado Shareholders holding in the aggregate approximately 77% of the outstanding Eldorado Shares and Former European Goldfields Shareholders holding approximately 23% of the outstanding Eldorado Shares (each on a non-diluted basis).

The maximum number of  Eldorado Shares that management of Eldorado expects to be issued pursuant to the Arrangement is 164,764,798, which number includes, for greater certainty, all of the Eldorado Shares that could be issued in the event that all of the European Goldfields Options outstanding (as at January 19, 2012) are exercised to receive European Goldfields Shares prior to the Effective Date.

Pursuant to the Arrangement Agreement, European Goldfields is permitted to issue European Goldfields Options, European Goldfields RSUs, and European Goldfields DPUs prior to the Effective Time.  Accordingly, the exact number of Eldorado Shares to be issued pursuant to the Arrangement may vary from the numbers expressed above.  For this reason, among others, the Share Issuance Resolution will authorize the issuance of up to 167,189,798 Eldorado Shares (representing approximately 30.3% of the currently issued and outstanding Eldorado Shares), which includes 2,425,000 Eldorado Shares (not accounted for above) that may be issued pursuant to the Plan of Arrangement in the event that additional European Goldfields Options, European Goldfields RSUs and/or European Goldfields DPUs are issued after the date of this Circular, but prior to the Effective Date or in other circumstances which may increase the number of Eldorado Shares to be issued pursuant to the Arrangement.

As a result of the issuance of Eldorado Shares in connection with the Arrangement, the ownership and voting interests of Eldorado Shareholders in Eldorado will be diluted, relative to their current proportional ownership and voting interest in Eldorado.

Pursuant to the rules of the TSX and NYSE, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. As the

Arrangement will result in Eldorado issuing in excess of 25% of the outstanding Eldorado Shares, Eldorado Shareholder approval is required. It is a condition of the acquisition of European Goldfields that the Share Issuance Resolution be approved by a simple majority (50% plus one vote) of votes cast at the Special Meeting by Eldorado Shareholders, present in person or by proxy.

Record Date

The Board has passed a resolution to fix the close of business (Vancouver time) on January 19, 2012 as the Record Date for the determination of the registered Eldorado Shareholders that will be entitled to notice of the Special Meeting, and any adjournment or postponement of the Special Meeting, and that will be entitled to vote at the Special Meeting.

Outstanding Shares

As of the Record Date, there were 551,682,917 Eldorado Shares outstanding and entitled to vote at the Special Meeting.

The Arrangement

General

This section provides material information about Eldorado’s acquisition of European Goldfields pursuant to the Arrangement.  The Arrangement is governed by both the Arrangement Agreement and the Plan of Arrangement.  Both the Eldorado Board and the European Goldfields Board have approved the Arrangement Agreement.

The Arrangement Agreement and the Plan of Arrangement provide that Eldorado will acquire all of the outstanding European Goldfields Shares subject to, among other things:

●	approval of the Share Issuance Resolution by the Eldorado Shareholders;

●	approval of the European Goldfields Resolution by the European Goldfields Securityholders;

●	approval of the Arrangement by the Court; and

●	certain regulatory approvals in Greece.

Pursuant to the Plan of Arrangement, once Eldorado has acquired all of the outstanding European Goldfields Shares, the acquired European Goldfields Shares will be transferred to a wholly-owned subsidiary of Eldorado, Eldorado Holdco. European Goldfields and Eldorado Holdco will then be amalgamated and continued as one corporation under the YBCA to form Amalco.  Amalco will be a wholly-owned subsidiary of Eldorado.

If permitted by applicable laws, Eldorado intends to delist the European Goldfields Shares from the TSX and the AIM as soon as practicable following the Effective Date and to apply for a decision for European Goldfields to cease to be a reporting issuer under the securities laws of each jurisdiction of Canada in which it is a reporting issuer.

Under the YBCA, the Court must approve the Plan of Arrangement. If, among other things, Eldorado Shareholder Approval is obtained at the Special Meeting and European Goldfields Combined

Securityholder Approval is obtained at the European Goldfields Meeting, the Court will hold a hearing regarding the Final Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Background to the Arrangement

Eldorado’s management regularly reviews the activities of other gold mining, development and exploration companies for the purpose of identifying and investigating prospective assets and transactions that could complement Eldorado’s existing operations, support Eldorado’s strategic plans and enhance shareholder value.  In 2007, Eldorado identified European Goldfields as a potential target of interest and began an overview due diligence process on European Goldfields, based on public information.  Eldorado also prepared and, thereafter, continuously updated a financial model based on European Goldfields’ mining and development properties to assist in the analysis of a possible transaction.

From 2008 to September 2010, management of Eldorado periodically met with management of European Goldfields and Aktor S.A. to discuss a possible business combination between Eldorado and European Goldfields.  Participants in these meetings included Mr. Paul N. Wright, Eldorado’s President & CEO, Mr. Eduardo Moura, Eldorado’s Vice President Corporate Development, Mr. David Reading, European Goldfield’s previous CEO, Mr. Martyn Konig, European Goldfields’ President and Executive Chairman, Mr. Mark Rachovides, European Goldfields’ Executive Vice President, Mr. Dimitrios Koutras, Chairman of Aktor S.A., and Mr. Giorgos Koutsopodiotis, Aktor S.A.’s Chief Financial Officer.   During this period of time, representatives of Eldorado visited the assets of European Goldfields in Greece. In April 2008, Eldorado engaged investment dealers to assist it in assessing and advancing a possible transaction with European Goldfields.  In September 2009, Eldorado engaged BLG to provide it with legal advice in connection with a possible transaction.

In September and October 2010, Mr. Wright engaged in discussions with Mr. Konig regarding a possible business combination between Eldorado and European Goldfields.  On October 5, 2010 Eldorado engaged GMP to assist in the assessment of a transaction with European Goldfields.

On October 21, 2010, Eldorado and European Goldfields entered into a reciprocal confidentiality agreement pursuant to which each party agreed to disclose confidential information to the other.  In this confidentiality agreement, Eldorado also agreed to an industry standard standstill clause extending to June 1, 2011.  Contemporaneously with the execution of the confidentiality agreement, Eldorado and European Goldfields also entered into an exclusivity agreement pursuant to which European Goldfields agreed to deal exclusively with Eldorado in connection with a proposed business combination until the earlier of the execution of a definitive business combination agreement and November 1, 2010. Both Eldorado and European Goldfields subsequently granted the other and their respective counsel and financial advisors access to a confidential data room, and extensive reciprocal due diligence took place.

However, discussions between Eldorado and European Goldfields on a potential business combination did not result in an agreement and further discussion terminated between the parties at this point. The companies’ respective data rooms were closed and each party requested the return or destruction of all confidential information in the possession of the other pursuant to the confidentiality agreement.

On July 8, 2011, the Ministry of Environment, Energy and Climate Change of Greece approved the EIS submitted by European Goldfields for the development of European Goldfields’ Skouries & Olympias projects in Greece.  On October 1, 2011, European Goldfields announced that it had entered into a

Heads of Terms with Qatar Holding for the provision of a US$600 million seven year senior secured loan facility.  The equity participation feature of the proposed Qatar Transactions encompassed the issuance to Qatar Holding of warrants for the purchase of 40,444,913 European Goldfields Shares at a strike price of Cdn.$9.08 per share.  On the same date, European Goldfields also announced that in two separate transactions Qatar Holding had acquired from Aktor Construction and Mr. Dimitrios Koutras collectively, an aggregate of 18,202,687 European Goldfield Shares at a purchase price of Cdn.$10.00 per share (representing 9.9% of the undiluted share capital of European Goldfields) and had entered into a call option agreement allowing Qatar Holding to acquire a further 9,373,390 European Goldfields Shares at a price of Cdn.$13.00 per share.

On October 6, 2011, Mr. Wright contacted Mr. Konig and arranged to meet with Mr. Konig in London. On October 12 and 17, 2011, Mr. Wright met in London with Mr. Konig to discuss a possible business combination between Eldorado and European Goldfields. On November 14, 2011, Mr. Wright met in London with a senior fund manager of BlackRock, a significant institutional shareholder of both Eldorado and European Goldfields.  During this meeting, the circumstances of European Goldfields were discussed. As a result of this meeting and subsequent discussions, on November 25, 2011 Eldorado and BlackRock entered into the BlackRock Agreement, pursuant to which BlackRock agreed to support a business combination between Eldorado and European Goldfields on certain terms. Extensions to the BlackRock Agreement were signed on December 5 and December 14, 2011.

On November 30, 2011, Messrs. Wright and Moura met in Doha, Qatar with representatives of Qatar Holding to discuss whether Qatar Holding would be supportive of a business combination between Eldorado and European Goldfields.  At these meetings, the representatives of Qatar Holding indicated that Qatar Holding would need time to consider its alternatives.

On December 2, 2011, Eldorado delivered to Mr. Konig a letter, term sheet and draft exclusivity agreement pursuant to which Eldorado made a non-binding proposal to acquire all of the issued and outstanding European Goldfields Shares by way of a plan of arrangement under the YBCA, for consideration of 0.75 of an Eldorado Share and Cdn.$0.0001 per European Goldfields Share.  The proposal was subject to execution of an exclusivity agreement and negotiation of definitive transaction documentation, including an arrangement agreement and voting support agreements.

On December 2, 2011 Eldorado received a response from European Goldfields indicating that European Goldfields had received Eldorado’s proposal and would review the proposal internally and with their advisors and respond to Eldorado the following week.

On December 6, 2011, Sky News in England reported that Eldorado had made an offer to buy European Goldfields.  Following this report, the market price for European Goldfields Shares increased 15 percent on the TSX, and trading in the stock was halted on the TSX.  European Goldfields then issued a press release stating that it had “received preliminary and indicative approaches from third parties regarding potential transactions.”  Trading resumed shortly after noon, eastern time, and European Goldfields Shares closed up 22 percent for the day.

Later on December 6, 2011, Mr. Wright received a letter from Mr. Konig advising that European Goldfields’ independent directors and financial advisors had reviewed Eldorado’s December 2 proposal, concluded that it undervalued European Goldfields and that European Goldfields would be unable to entertain a business combination on the terms proposed.

On December 12, 2011, at a meeting of the Eldorado Board, Eldorado’s management provided an update on Eldorado’s activities with European Goldfields and GMP provided its financial analysis of a potential business combination between Eldorado and European Goldfields.  At this meeting the Eldorado Board approved Eldorado making a revised non-binding proposal to acquire all of the issued and outstanding European Goldfields Shares by way of a plan of arrangement under the YBCA for consideration of 0.85 of an Eldorado Share and Cdn$0.0001 per European Goldfields Share and appointed the Eldorado Special Committee to consider and make recommendations to the Eldorado Board concerning Eldorado’s proposal to European Goldfields.  The Eldorado Special Committee met briefly after this board meeting to consider the logistics of, and schedule future meetings to, fulfill its mandate.

On December 13, 2011, Eldorado delivered to Mr. Konig a revised non-binding proposal to acquire all of the issued and outstanding European Goldfields Shares by way of a plan of arrangement under the YBCA, for consideration of 0.85 of an Eldorado Share and Cdn.$0.0001 per European Goldfields Share.  The revised proposal was subject to execution of an exclusivity agreement and negotiation of definitive transaction documentation, including an arrangement agreement and voting support agreements.

On December 13, the Eldorado Special Committee met and received an update on the background, timing and nature of Eldorado’s proposal to European Goldfields.  At this meeting the Eldorado Special Committee also: reviewed with BLG the legal due diligence undertaken on European Goldfields in 2010; reviewed with BLG the duties and responsibilities of a special committee; confirmed the independence of the members of the Eldorado Special Committee; considered a draft mandate and code of conduct for the Special Committee; considered the terms of engagement of BLG as counsel to the Eldorado Special Committee; appointed Fred R. Pletcher and Deepak S. Gill, both of BLG, as the Secretary and Assistant Secretary of the Special Committee, respectively; and determined to engage an independent financial advisor to the Special Committee.

Later on December 13, Mr. Konig delivered a letter to Mr. Wright confirming that the European Goldfields Board had considered Eldorado’s December 12 proposal and that European Goldfields was willing to proceed to negotiate a transaction with Eldorado at an exchange ratio of 0.85 of an Eldorado Share and Cdn.$0.0001 for each European Goldfields Share.

On December 14, 2011, the Eldorado Special Committee met and received an overview from Messrs. Pitcher, Moura and Gregersen and Ms. Moss on the financial and technical due diligence that was conducted by Eldorado on European Goldfields in 2010.  At this meeting the Eldorado Special Committee also: received an update on the status of negotiations between Eldorado and European Goldfields on the proposed business combination; approved the engagement of BLG as counsel to the Eldorado Special Committee; approved the mandate and code of conduct for the Special Committee; and approved the engagement of BofA Merrill Lynch to provide an opinion (the fee for which would not be contingent on consummation of the Arrangement) to the Eldorado Board as to the fairness, from a financial point of view, to Eldorado of the consideration to be paid by Eldorado in the proposed business combination.  Following this meeting, Eldorado entered into an engagement agreement with BofA Merrill Lynch.

Later on that day, Stikeman provided BLG with a draft arrangement agreement.  Through to mid-day on Sunday, December 18, Stikeman and BLG exchanged and negotiated draft documentation in respect of the proposed business combination, including an arrangement agreement and voting support agreements.  During this time, representatives of Eldorado’s and European Goldfields’ management and financial advisors also were in frequent contact.

On December 15, 2011, Eldorado and European Goldfields entered into an exclusivity agreement pursuant to which European Goldfields agreed to deal exclusively with Eldorado in connection with the proposed business combination until the earlier of the execution of a definitive business combination agreement and Monday, December 19, 2011.

On December 16, 2011, a due diligence conference call was conducted with Eldorado’s and European Goldfields’ management, legal counsel and financial advisors during which due diligence questions circulated in writing by the other party were addressed.

On December 17, 2011, the Eldorado Special Committee met and received an update from BLG on the status of negotiations between Eldorado and European Goldfields on the proposed business combination.

On the morning of December 18, 2011, the Eldorado Special Committee met and received a presentation from Mr. Wright on the proposed business combination and a presentation from BLG on the final drafts of the definitive transaction documents, including the Arrangement Agreement, the European Goldfields Voting Agreements and the Eldorado Voting Agreements.  BofA Merrill Lynch then reviewed with the Eldorado Special Committee its financial analysis of the Arrangement Consideration and delivered to the Eldorado Special Committee its oral opinion, which was confirmed by subsequent delivery of a written opinion dated December 18, 2011, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the Arrangement Consideration to be paid by Eldorado in the Arrangement was fair, from a financial point of view, to Eldorado.  Following its review with BofA Merrill Lynch, the Special Committee carefully reviewed, considered and deliberated all aspects of the proposed transaction, including the final drafts of the definitive transaction documents.  The Special Committee then unanimously: (i) approved its written report to the Eldorado Board; (ii) determined that entering into the Arrangement Agreement and, subject to the terms and conditions contained therein, completing the transactions contemplated by the Arrangement Agreement, is in the best interests of Eldorado and recommended that the Eldorado Board approve the execution and delivery of the Arrangement Agreement and the Eldorado Voting Agreements; and (iii) recommended that the Eldorado Board, in turn, make a determination that Eldorado entering into the Arrangement Agreement and, subject to the terms and conditions contained therein, completing the transactions contemplated by the Arrangement Agreement, is in the best interests of Eldorado, and recommend that the Eldorado Shareholders vote in favour of an ordinary resolution to approve the issuance of Eldorado Shares in connection with the Arrangement.

Immediately following the Eldorado Special Committee meeting, the Eldorado Board met and received a presentation from Mr. Wright.  Each of BofA Merrill Lynch and GMP then reviewed with the Eldorado Board their respective financial analysis of the Arrangement Consideration and delivered to the Eldorado Board their respective oral opinions, which were confirmed by subsequent delivery of written opinions dated December 18, 2011, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in such opinions, the Arrangement Consideration to be paid by Eldorado in the Arrangement was fair, from a financial point of view, to Eldorado.  The Eldorado Board then received a summary of the terms of the Arrangement Agreement, the European Goldfields Voting Agreements and the Eldorado Voting Agreements from BLG.  The Eldorado Board also received the written report of the Eldorado Special Committee and report from management of Eldorado concerning the proposed Arrangement.  After considering these reports and presentations, the Eldorado Board carefully reviewed, considered and deliberated aspects of the proposed transaction, including the terms of the Arrangement Agreement and then unanimously: (i) determined that entering into the Arrangement Agreement and, subject to the terms and conditions contained therein, completing the transactions contemplated by the Arrangement Agreement, is in the best interests of Eldorado; (ii) approved the execution and delivery of the Arrangement Agreement and the Eldorado Voting Agreements; and (iii) recommended that Eldorado Shareholders vote in favour of an ordinary resolution to approve the issuance of Eldorado Shares in connection with the Arrangement.

Following the Eldorado Board meeting, execution copies of the Arrangement Agreement, European Goldfields Voting Agreements, Eldorado Voting Agreements and ancillary documents were finalized.  The

Arrangement Agreement was then executed and delivered and the terms of the transaction were announced in separate press releases by Eldorado and European Goldfields at approximately 2:35 p.m. (PST) on Sunday, December 18, 2011 prior to the opening of trading on the ASX on Monday, December 19, 2011.  European Goldfields and Eldorado held separate conference calls and audio webcasts on Monday, December 19, 2011 at 8:00 a.m. (GMT) and at 7:00 a.m. (PST), respectively, to discuss the Arrangement.

The European Goldfields Voting Agreements and the Eldorado Voting Agreements were executed and delivered on or prior to the close of business in Vancouver on December 19, 2011.

During the process of reviewing the proposed transaction, there have been no materially contrary views expressed or abstention by any director of Eldorado and there have been no material disagreements between the Eldorado Board and the Eldorado Special Committee.

Recommendation of the Board

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, INCLUDING THE FACTORS SET FORTH BELOW, AND UPON THE RECOMMENDATION OF THE ELDORADO SPECIAL COMMITTEE, THE ELDORADO BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

Reasons for and Benefits of the Arrangement

In evaluating the Arrangement and unanimously reaching their conclusion and making their recommendations in support of the Arrangement, the Eldorado Special Committee and the Eldorado Board considered a number of factors including, among others:

●
Leading Growth Profile - The Arrangement solidifies Eldorado’s position as one of the industry’s premier intermediate gold producers with a leading growth profile and attractive cash costs.  With the acquisition of European Goldfields’ development projects, Eldorado expects annualized production growth of approximately 30% over the next four years, reaching over 1.5 million ounces of gold production annually by 2015.

●
Addition of High Quality Development Assets and Exploration Upside - The Arrangement will allow Eldorado to acquire European Goldfields’ sizeable portfolio of high quality near-term development projects, with a robust gold reserve and resource base and significant exploration upside.  European Goldfields’ properties have proven and probable gold reserves of approximately 9.2 million ounces.

●
Consolidation within Greece - The Arrangement will reinforce Eldorado’s position in Greece.  Eldorado believes that Greece is a country with excellent geological potential that is in need of investment and jobs.  Eldorado expects that its proven ability to operate with a regional social license, will allow it to unlock additional value for Eldorado Shareholders from its Greek portfolio.

●
Complementary Assets - The Arrangement will provide Eldorado with further diversification of production and cash flows across a robust portfolio of new producing mines and development projects. The Arrangement will also increase Eldorado’s presence in the Aegean region, solidifying Eldorado’s position as the dominant regional operator and developer, and will allow Eldorado to leverage local operating knowledge and expertise.

●
Delivers Value to Eldorado Shareholders - The Arrangement is accretive to Eldorado on a variety of metrics, including recoverable ounces and gold resources - increasing Eldorado’s leverage to gold on a per share basis.

●
Financial Strength - The Arrangement will allow Eldorado to maintain its financial strength, with an improved growth profile fully funded internally and with no negative impact to Eldorado’s planned gold-linked dividend payout strategy.  Over time, Eldorado expects European Goldfields’ development projects to fuel further growth in Eldorado’s per share dividend payout.

In reaching their conclusion and making their recommendations, the Eldorado Special Committee and the Eldorado Board relied on their knowledge of Eldorado and European Goldfields and the gold industry, on the information provided by Eldorado’s management and on the advice of its legal and financial advisors. The Eldorado Special Committee and the Eldorado Board considered numerous other factors to be in favour of the Arrangement including, among others, the following:

●
Opinions - The respective financial analyses and opinions of each of GMP and BofA Merrill Lynch, as of December 18, 2011 and based on and subject to various assumptions, matters considered and limitations and qualifications described in such opinions, as to the fairness, from a financial point of view, to Eldorado of the Arrangement Consideration to be paid by Eldorado in the Arrangement.

●
Due Diligence - Eldorado’s management and its legal and financial advisors conducted extensive due diligence on European Goldfields in 2010, and site visits to European Goldfields’ material properties in Greece and Romania, and such due diligence was updated prior to entering into the Arrangement Agreement.

●	Likelihood of Completion - The Arrangement is not subject to unreasonable or extraordinary conditions to completion. Eldorado expects to obtain all necessary regulatory approvals in due course.

●	Support of Major Shareholders - The Arrangement is supported by BlackRock, a major institutional shareholder of both Eldorado and European Goldfields.

●
Ability to Accept a Superior Proposal - Under the Arrangement Agreement, the Eldorado Board  remains able to respond, in accordance with its fiduciary duties, to certain unsolicited proposals that are more favourable to Eldorado Shareholders than the Arrangement.

●
Eldorado Shareholder Approval - The Share Issuance Resolution must be approved by a majority of the votes cast in respect thereof by Eldorado Shareholders present in person or represented by proxy at the Special Meeting. The Eldorado Board believes that the required approval protects the rights of Eldorado Shareholders.

●
Absence of Competing Proposal - Since the entering into of the Arrangement Agreement on December 18, 2011, neither European Goldfields nor Eldorado have received any expressions of interest or competing offers related to a merger or acquisition transaction.

A number of these anticipated benefits and factors are based on various assumptions and are subject to various risks. See the sections of this Circular entitled ‘‘Forward-Looking Statements and Information’’ and ‘‘Risk Factors’’.

The Eldorado Special Committee and Eldorado Board also considered potential adverse factors associated with the Arrangement including, among others, the following:

●
Dilution - As a result of the issuance of Eldorado Shares in the Arrangement, existing Eldorado Shareholders will experience a degree of dilution in their ownership of Eldorado.  Dilution to existing Eldorado Shareholders will be reduced to the extent such shareholders are also a shareholder of European Goldfields. Upon completion of the Arrangement, it is expected that the current Eldorado Shareholders and Former European Goldfields Shareholders will hold approximately 77% and 23% of the outstanding Eldorado Shares, respectively (each on a non-diluted basis).

●
Integration Challenges - The challenges inherent in the combination of two enterprises of the size and scope of Eldorado and European Goldfields and the possible resulting diversion of management attention for an extended period of time as well as the risk that anticipated benefits, long-term as well as short-term, of the transaction for Eldorado Shareholders might not be realized.

●
Opportunity Costs - The investment of management time to the Arrangement may delay or prevent Eldorado from exploiting other business opportunities that may arise pending completion of the Arrangement.

●	Risk of Non-Completion – The risks and costs to Eldorado if the Arrangement is not completed, including the adverse effects on Eldorado’s ability to execute other transactions.

●	Payment of Fees on Termination – Eldorado’s obligation to pay the Eldorado Expense Fee or Eldorado Termination Fee if the Arrangement Agreement is terminated under certain circumstances.

●
Risks in European Goldfields’ Business - The risks involved in the business of European Goldfields, particularly with respect to permitting and litigation in Greece, and the current economic and political uncertainty in Greece and the European Union.

The foregoing summary of the information and factors considered by the Eldorado Special Committee and Eldorado Board is not, and is not intended to be, exhaustive.  In view of the wide variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Eldorado Special Committee and Eldorado Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching their conclusions and recommendations.  In addition, individual directors of Eldorado may have assigned different weights to different factors.

Opinions

GMP Opinion

On December 13, 2011, Eldorado entered into an engagement agreement with GMP pursuant to which, among other things, GMP agreed to provide Eldorado with an opinion as to the fairness of the Arrangement Consideration to be paid pursuant to the Arrangement by Eldorado, from a financial point of view, to Eldorado.  At a meeting held on December 18, 2011, GMP provided the Eldorado Board with an oral opinion, subsequently confirmed in writing to the Eldorado Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the Arrangement

Consideration to be paid pursuant to the Arrangement by Eldorado was fair, from a financial point of view, to Eldorado.

The full text of the GMP Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule C. The GMP Opinion is not intended to be and does not constitute a recommendation to any Eldorado Shareholder as to how to vote or act at the Meeting. The GMP Opinion was one of a number of factors taken into consideration by the Eldorado Board in considering the Arrangement. This summary of the GMP Opinion is qualified in its entirety by reference to the full text of the GMP Opinion and Eldorado Shareholders are urged to read the GMP Opinion in its entirety.

The GMP Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the GMP Opinion and the conditions, prospects, financial and otherwise, of Eldorado and European Goldfields, as applicable, as they are reflected in the information and documents reviewed by GMP and as they were presented to GMP. Subsequent developments may affect the GMP Opinion. GMP has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the GMP Opinion which may come or be brought to the attention of GMP after the date of the GMP Opinion.

GMP has acted as financial advisor to Eldorado in connection with the Arrangement and will receive a fee for its services, including a fee for the delivery of the GMP Opinion, a fee in connection with the announcement of the Arrangement and fees that are contingent upon the completion of the Arrangement or another change of control involving Eldorado and European Goldfields.

BofA Merrill Lynch Opinion

The Special Committee of the Eldorado Board advised Eldorado to engage BofA Merrill Lynch to provide an additional opinion to the Eldorado Board as to the fairness, from a financial point of view, to Eldorado of the Arrangement Consideration to be paid by Eldorado in the Arrangement.  Under the terms of the engagement, Eldorado has agreed to pay BofA Merrill Lynch a fee for rendering the BofA Merrill Lynch Opinion, regardless of the conclusions reached therein and regardless of whether the Arrangement is consummated.  BofA Merrill Lynch will not be paid an additional fee that is contingent upon the completion of the Arrangement or any alternative transaction.

At a meeting held on December 18, 2011, BofA Merrill Lynch provided the Eldorado Board with an oral opinion, subsequently confirmed in writing to the Eldorado Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained in its written opinion, the Arrangement Consideration to be paid by Eldorado in the Arrangement was fair, from a financial point of view, to Eldorado.  The BofA Merrill Lynch Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the Arrangement, the relative merits of the Arrangement in comparison to any other strategies or transactions that might be available to Eldorado or in which Eldorado might engage or as to the underlying business decision of Eldorado to proceed with or effect the Arrangement.

The full text of the BofA Merrill Lynch Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule D. The BofA Merrill Lynch Opinion is not intended to be and does not constitute a recommendation to any Eldorado Shareholder as to how to vote or act in connection with the Arrangement or otherwise. The BofA Merrill

Lynch Opinion was only one of a number of factors taken into consideration by the Eldorado Board in considering the Arrangement and should not be viewed as determinative of the views of the Eldorado Board with respect to the Arrangement or the Arrangement Consideration to be paid by Eldorado in the Arrangement. This summary of the BofA Merrill Lynch Opinion is qualified in its entirety by reference to the full text of the BofA Merrill Lynch Opinion and Eldorado Shareholders are urged to read the BofA Merrill Lynch Opinion carefully and in its entirety.

The BofA Merrill Lynch Opinion was rendered on the basis of securities markets, economic, monetary, general business, financial and other conditions and circumstances prevailing as at the date of the BofA Merrill Lynch Opinion and the conditions, prospects, financial and otherwise, of Eldorado and European Goldfields, as applicable, as they are reflected in the information and documents reviewed by BofA Merrill Lynch and as they were presented to BofA Merrill Lynch. Subsequent developments may affect the BofA Merrill Lynch Opinion. BofA Merrill Lynch has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the BofA Merrill Lynch Opinion which may come or be brought to the attention of BofA Merrill Lynch after the date of the BofA Merrill Lynch Opinion.

As described above, under the terms of the engagement with BofA Merrill Lynch, Eldorado has agreed to pay BofA Merrill Lynch a fee for rendering the BofA Merrill Lynch Opinion, regardless of the conclusions reached therein and regardless of whether the Arrangement is consummated.  BofA Merrill Lynch will not be paid an additional fee that is contingent upon the completion of the Arrangement or any alternative transaction.  The Eldorado Board took this fee structure into account when considering the BofA Merrill Lynch Opinion.  In addition, Eldorado agreed to reimburse BofA Merrill Lynch for its reasonable out-of-pocket expenses in connection with the provision of its services and to indemnify BofA Merrill Lynch against certain liabilities that may arise out of BofA Merrill Lynch’s engagement.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals.  In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Eldorado, European Goldfields and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Eldorado and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as a lender under certain credit facilities of Eldorado.

Plan of Arrangement

Pursuant to the terms of the Plan of Arrangement, at the Effective Time, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any person, in each case effective as at the Effective Time:

1.
343,332 European Goldfields RSUs shall be granted pursuant to the European Goldfields RSU Plan and 525,000 European Goldfields DPUs shall be granted pursuant to the European Goldfields DPU Plan to those individuals identified in a resolution of the European Goldfields Board dated prior to the Effective Date;

2.
the Effective Date shall be deemed to be the vesting date for all of the then issued and outstanding European Goldfields RSUs, and European Goldfields shall allot and issue to each holder of a European Goldfields RSU such number of European Goldfields Shares as are due to such holder under the terms of the European Goldfields RSU Plan (less any amounts withheld pursuant to the Plan of Arrangement) and thereafter the European Goldfields RSU Plan will terminate and none of the former holders of European Goldfields RSUs, European Goldfields, Eldorado or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the European Goldfields RSU Plan;

3.
each European Goldfields Share held by a Dissenting Shareholder in respect of which the European Goldfields Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Shareholder to Eldorado (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with the Plan of Arrangement;

4.
each European Goldfields Share (other than any European Goldfields Shares held by Eldorado and any Dissenting Shareholder) shall be deemed to be transferred to Eldorado (free and clear of any liens, charges and encumbrances of any nature whatsoever) in exchange for the Arrangement Consideration;

5.
each European Goldfields Option, which is outstanding and has not been duly exercised prior to the Effective Date, shall be exchanged for an option (each, a “Replacement Option”) to purchase from Eldorado the number of Eldorado Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of European Goldfields Shares subject to such European Goldfields Option immediately prior to the Effective Date. Such Replacement Option shall provide for an exercise price per Eldorado Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per European Goldfields Share otherwise purchasable pursuant to such European Goldfields Option; divided by (y) the Option Exchange Ratio. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the European Goldfields Option for which it was exchanged, and shall be governed by the terms of the applicable European Goldfields Option Plan and any certificate or option agreement previously evidencing the European Goldfields Option shall thereafter evidence and be deemed to evidence such Replacement Option and such Replacement Options shall be designed to meet the requirements under Subsection 7(1.4) of the Tax Act;

6.
the DPU Payment (as defined in the European Goldfields DPU Plan) for each European Goldfields DPU held by a European Goldfields DPU Holder in respect of which the European Goldfields DPU Election is made on or prior to the Election Deadline, shall be satisfied, on behalf of European Goldfields, on the applicable Separation Date (as defined in the European Goldfields DPU Plan), by the European Goldfields DPU Election Consideration, and after such Separation Date, such European Goldfields DPU Holders or any of their respective successors or assigns shall have not any rights, liabilities or obligations in respect of the European Goldfields DPU Plan;

7.	from and after the Effective Date, no additional European Goldfields DPUs shall be issued under the European Goldfields DPU Plan (including in connection with the declaration of any dividends);

8.	with respect to each European Goldfields Share transferred and assigned in accordance with paragraphs 3 and 4 above:

(a)
the registered holder thereof shall cease to be the registered holder of such European Goldfields Share and the name of such registered holder shall be removed from the register of European Goldfields Shareholders as of the Effective Time;

(b)
the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such European Goldfields Share in accordance with paragraphs 3 and 4 above, as applicable; and

(c)	Eldorado will be the holder of all of the outstanding European Goldfields Shares and the register of European Goldfields Shareholders shall be revised accordingly;

9.	Eldorado will sell all of the European Goldfields Shares acquired under paragraphs 3 and 4 above to Eldorado Holdco in exchange for 100,000 common shares of Eldorado Holdco;

10.	the stated capital of the European Goldfields Shares shall be reduced to $1.00 without payment or distribution in respect thereof; and

11.	Eldorado Holdco and European Goldfields shall be amalgamated and continued as one corporation under the YBCA to form Amalco.

Following the receipt of the Final Order and prior to the Effective Date, Eldorado shall deliver or arrange to be delivered to the Depositary the Arrangement Consideration, including certificates representing the Eldorado Shares required to be issued to Former European Goldfields Shareholders in accordance with the Plan of Arrangement, which certificates shall be held by the Depositary as agent and nominee for such Former European Goldfields Shareholders for distribution to such Former European Goldfields Shareholders in accordance with the provisions of the Plan of Arrangement.

In connection with the Arrangement, Eldorado expects to issue approximately 163,220,632 Eldorado Shares, based on the number of European Goldfields securities outstanding as at January 19, 2012 and assuming that: (i) all of the European Goldfields Shares outstanding (as at January 19, 2012) are acquired upon completion of the Arrangement, (ii) all of the European Goldfields Shares issuable, pursuant to the Plan of Arrangement, to holders of European Goldfields RSUs outstanding (as at January 19, 2012) are acquired upon completion of the Arrangement, (iii) holders of “in-the-money” European Goldfields Options elect to exercise their European Goldfields Options prior to the Effective Time and the European Goldfields Shares issuable are acquired pursuant to the Arrangement and the remaining holders of European Goldfields Options outstanding (as at January 19, 2012) elect to receive Replacement Options rather than exercise their European Goldfields Options prior to the Effective Time, and (iv) all holders of European Goldfields DPUs outstanding (as at January 19, 2012) make the European Goldfields DPU Election.

The maximum number of Eldorado Shares that management of Eldorado expects to be issued pursuant to the Arrangement is 164,764,798, which number includes, for greater certainty, all of the Eldorado Shares that could be issued in the event that all of the European Goldfields Options outstanding (as at January 19, 2012) are exercised to receive European Goldfields Shares prior to the Effective Date.

Pursuant to the Arrangement Agreement, European Goldfields is permitted to issue European Goldfields Options, European Goldfields RSUs, and European Goldfields DPUs, prior to the Effective Time.  Accordingly, the exact number of Eldorado Shares to be issued pursuant to the Arrangement may vary from the numbers expressed above but, in any event, shall not be greater than 167,189,798 Eldorado Shares.

Arrangement Consideration

Eldorado has agreed to pay to the European Goldfields Shareholders as consideration for each European Goldfields Share held 0.85 of an Eldorado Share and Cdn.$0.0001 in cash.  Eldorado intends to fund the aggregate cash amount to be paid to European Goldfields Shareholders from cash on hand.  The issuance of the Eldorado Shares comprising the Arrangement Consideration to European Goldfields Shareholders requires consent of the Eldorado Shareholders.

In any case where the aggregate cash Arrangement Consideration payable to a particular European Goldfields Shareholder under the Arrangement would include a fraction of a cent, the consideration payable shall be rounded up to the nearest whole cent.

In no event shall any holder of European Goldfields Shares be entitled to a fractional Eldorado Share. Where the aggregate number of Eldorado Shares to be issued to a European Goldfields Shareholder as consideration under the Arrangement would result in a fraction of an Eldorado Share being issuable, the number of Eldorado Shares to be received by such European Goldfields Shareholder shall be rounded down to the nearest whole Eldorado Share and in lieu of a fractional Eldorado Share, the European Goldfields Shareholder will receive a cash payment in Canadian dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) the volume weighted average trading price on the TSX of the Eldorado Shares over the five business days ending one business day before the Effective Date, multiplied by the (ii) fractional share amount. Any such cash payable in lieu of fractional Eldorado Shares will be denominated in Canadian dollars.

Replacement Options

As of January 19, 2012, there were outstanding European Goldfields Options which, when vested, would be exercisable to acquire a total of 5,544,998 European Goldfields Shares.

Each European Goldfields Option, which is outstanding and has not been duly exercised prior to the Effective Date, shall be exchanged for a Replacement Option to purchase from Eldorado the number of Eldorado Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of European Goldfields Shares subject to such European Goldfields Option immediately prior to the Effective Date. Each such Replacement Option shall provide for an exercise price per Eldorado Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per European Goldfields Share otherwise purchasable pursuant to such European Goldfields Option; divided by (y) the Option Exchange Ratio. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the European Goldfields Option for which it was exchanged, and shall be governed by the terms of the applicable European Goldfields Option Plan and any certificate or option agreement previously evidencing the European Goldfields Option shall thereafter evidence and be deemed to evidence such Replacement Option and such Replacement Options shall be designed to meet the requirements under Subsection 7(1.4) of the Tax Act.

In the event that all holders of European Goldfields Options outstanding (as at January 19, 2012) elect to receive Replacement Options rather than exercise their European Goldfields Options prior to the completion of the Arrangement, then, in connection with the Arrangement, Eldorado would issue Replacement Options to acquire a total of approximately 4,713,248 Eldorado Shares.

European Goldfields RSUs

Under the Arrangement, the Effective Date will be deemed to be the vesting date for all of the issued and outstanding European Goldfields RSUs, and European Goldfields will allot and issue to each holder of a European Goldfields RSU such number of European Goldfields Shares as are due to such holder under the terms of the European Goldfields RSU Plan (less any amounts withheld pursuant to the Plan of Arrangement), which European Goldfields Shares will be acquired by Eldorado in accordance with the Plan of Arrangement for 0.85 of an Eldorado Share and $0.0001 in cash per European Goldfields Share.

European Goldfields DPUs

Under the Arrangement, holders of European Goldfields DPUs may make the European Goldfields DPU Election to receive, on the Separation Date (as defined the European Goldfields DPU Plan), the European Goldfields DPU Election Consideration, being 0.85 of an Eldorado Share per European Goldfields DPU.  If a holder of a European Goldfields DPU does not make the European Goldfields DPU Election, such holder shall receive the cash payment they are entitled to receive under the European Goldfields DPU Plan.

Management of Eldorado expects that certain directors of European Goldfields will assist with the transition of the two companies and, as such, the applicable Separation Date (as defined in the European Goldfields DPU Plan) for those individuals may differ from the applicable Separation Date (as defined in the European Goldfields DPU Plan) for the other holders of DPUs.

Stock Exchange Listings

The European Goldfields Shares are currently listed on the TSX and AIM under the symbol “EGU”. If permitted by applicable laws, Eldorado intends to delist the European Goldfields Shares from the TSX and AIM as soon as practicable following the Effective Date.

The Eldorado Shares are listed on the TSX and the NYSE and are traded as CDIs on the ASX. The obligation of Eldorado and European Goldfields to complete the Arrangement is subject to, among other things, the TSX and NYSE approving the listing of the Consideration Shares.

Voting Agreements

The following is a summary of certain material terms of the Voting Agreements. The following summary is not comprehensive and is qualified in its entirety by reference to the full text of the Voting Agreements, copies of which are available on SEDAR at www.sedar.com.

Eldorado Voting Agreements

Each of the European Goldfields Supportive Shareholders have entered into the Eldorado Voting Agreement with Eldorado. The Eldorado Voting Agreement sets forth, among other things, the terms and conditions upon which each European Goldfields Supportive Shareholder has agreed to vote all of the European Goldfields Shares currently owned or controlled by such European Goldfields Supportive Shareholder in favour of the European Goldfields Resolution. The following is a summary of the principal terms of the Eldorado Voting Agreements.

Except as otherwise noted below, each European Goldfields Supportive Shareholder has covenanted and agreed that it will:

●
not (i) sell, transfer, gift, assign or otherwise dispose of or exchange, and shall keep free and clear of all encumbrances, any or all of its European Goldfields Shares or other securities issued by European Goldfields (the “Other European Goldfields Securities”) and, any European Goldfields Shares or other securities of European Goldfields otherwise obtained by it (the

“Additional European Goldfields Securities”) or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition, derivative transaction or effective economic disposition through cash settlement), (ii) grant or enter into with any person, firm or corporation, any agreement or option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the exchange, acquisition or transfer from the European Goldfields Supportive Shareholder or his or her affiliates of any of the European Goldfields Shares or Additional European Goldfields Securities, or any interest therein or right thereto, or (iii) grant any proxies or powers of attorney, or deposit any of its European Goldfields Shares, European Goldfields Options or Additional European Goldfields Securities (collectively, the “Owned European Goldfields Securities”) into a voting trust or enter into a voting agreement, pooling agreement, understanding or arrangement with respect to such Owned Securities, without having first obtained the prior written consent of Eldorado, which consent is within the sole discretion of Eldorado and may be unreasonably withheld;

●
not, directly or indirectly, (i) make, solicit, assist, initiate, encourage or otherwise facilitate any inquires, proposals or offers from any other person (including any of its officers or employees) relating to any Acquisition Proposal, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other person to do or seek to do any of the foregoing, or (ii) engage in any discussions or negotiations regarding, or provide any confidential information with respect to, or otherwise cooperate in any with, or assist or participate in, facilitate or encourage any effort or attempt by any other person to make or complete any Acquisition Proposal.  Each European Goldfields Supportive Shareholder and their respective affiliates will cease immediately and cause to be terminated all existing discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to or result in, an Acquisition Proposal and will discontinue access to any of its confidential information and will as soon as possible request and enforce the return or destruction of all confidential information provided by it, if any;

●
neither the European Goldfields Supportive Shareholder nor any of his or her affiliates shall exercise any dissent rights in respect of the Arrangement and the European Goldfields Supportive Shareholder waives and shall cause his or her affiliates to waive any rights of appraisal or rights of dissent from the Arrangement that the European Goldfields Supportive Shareholder or any of his or her affiliates may have, and the European Goldfields Supportive Shareholder agrees, and shall cause his or her affiliates, not to commence or participate in, and to take all actions necessary to opt out of, any class in any class action with respect to any claim, derivative or otherwise, against European Goldfields or any of its subsidiaries (or any of their respective successors, including without limitation, Eldorado) relating to the negotiation, execution and delivery of the Eldorado Voting Agreement or the Arrangement Agreement or the consummation of the Arrangement;

●
notify Eldorado immediately orally and then promptly (and in any event within 24 hours) in writing of becoming aware of any Acquisition Proposal, and provide orally and in writing the terms and other details of which it is aware, including the identity of any prospective offeror, of such Acquisition Proposal;

●
subject to completion of a proxy as contemplated under the Eldorado Voting Agreement, vote (or cause to be voted) all its Owned European Goldfields Securities at any meeting of the securityholders of European Goldfields, including without limitation the European Goldfields Meeting, and in any action by written consent of the securityholders of European Goldfields: (i) in favour of: (A) the approval, consent, ratification and adoption of the European Goldfields

Resolution (and any actions required in furtherance thereof), and (B) any adjournment of a meeting of European Goldfields Shareholders to be held with respect to the transactions disclosed in European Goldfields’ press release dated October 3, 2011 and management information circular dated November 23, 2011 (collectively, the “QHL Transactions”); (ii) against any action, including without limitation any Superior Proposal, that would impede, interfere or discourage the Arrangement, including, for greater certainty, against (A) any Acquisition Proposal, Superior Proposal or any transaction similar to an Acquisition Proposal or Superior Proposal whether or not initiated, proposed, recommended or supported by European Goldfields, (B) any merger, consolidation, business combination, sale of assets, amalgamation, arrangement, reorganization or recapitalization of European Goldfields, (C) any sale, lease or transfer of any significant part of the assets of European Goldfields (D) any dissolution, liquidation or winding up of European Goldfields, (E) any material change in the capitalization of European Goldfields, or the corporate structure or constating documents of European Goldfields (in each case where the relevant proposal does not have the express written consent of Eldorado, which consent is within the sole discretion of Eldorado and may be unreasonably withheld), and (F) the QHL Transactions; and (iii) against any action that would result or could be reasonably expected to result in any breach of any representation, warranty or covenant of European Goldfields in the Arrangement Agreement;  and

●
for greater certainty, in connection with any matter referred to above, consult with Eldorado prior to exercising (or causing to be exercised) any voting rights attached to the European Goldfields Shares, Other European Goldfields Securities or the Additional European Goldfields Securities and shall exercise or procure the exercise of such voting rights as Eldorado shall instruct.

The Eldorado Voting Agreement shall terminate upon the earliest of:

●	the Effective Time;

●	the termination of the Eldorado Voting Agreement in accordance with its terms; or

●	the termination of the Arrangement Agreement in accordance with its terms.

European Goldfields Voting Agreements

Each of the Eldorado Supportive Shareholders have entered into the European Goldfields Voting Agreement with European Goldfields. The European Goldfields Voting Agreement sets forth, among other things, the terms and conditions upon which each Eldorado Supportive Shareholder has agreed to vote all of the Eldorado Shares currently owned or controlled by such Eldorado Supportive Shareholder in favour of the Share Issuance Resolution. The following is a summary of the principal terms of the European Goldfields Voting Agreements.

Except as otherwise noted below, each Eldorado Supportive Shareholder has covenanted and agreed that it will:

●
not (i) sell, transfer, gift, assign or otherwise dispose of or exchange, and shall keep free and clear of all encumbrances, any or all of its Eldorado Shares or other securities issued by Eldorado (“Other Eldorado Securities”) and, any Eldorado Shares or other securities of Eldorado otherwise obtained by it (the “Additional Eldorado Securities”) or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition, derivative transaction or effective economic disposition through cash settlement), (ii) grant or enter into with any person, firm or corporation, any agreement or option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the exchange, acquisition or transfer from the Eldorado Supportive Shareholder or his or her affiliates of any of the Eldorado Shares or Additional Eldorado Securities, or any interest therein or right thereto, or (iii) grant any proxies or powers of attorney, or deposit any of its Eldorado Shares, Eldorado Options or Additional Eldorado Securities (collectively, the “Owned Eldorado Securities”) into a voting trust or enter into a voting agreement, pooling agreement, understanding or arrangement with respect to such Owned Eldorado Securities, without having first obtained the prior written consent of European Goldfields, which consent is within the sole discretion of European Goldfields and may be unreasonably withheld;

●
not, directly or indirectly, (i) make, solicit, assist, initiate, encourage or otherwise facilitate any inquires, proposals or offers from any other person (including any of its officers or employees) relating to any Acquisition Proposal, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other person to do or seek to do any of the foregoing, or (ii) engage in any discussions or negotiations regarding, or provide any confidential information with respect to, or otherwise cooperate in any with, or assist or participate in, facilitate or encourage any effort or attempt by any other person to make or complete any Acquisition Proposal.  Each Eldorado Supportive Shareholder and their respective affiliates will cease immediately and cause to be terminated all existing discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to or result in, an Acquisition Proposal and will discontinue access to any of its confidential information and will as soon as possible request and enforce the return or destruction of all confidential information provided by it, if any;

●
notify European Goldfields immediately orally and then promptly (and in any event within 24 hours) in writing of becoming aware of any Acquisition Proposal, and provide orally and in writing the terms and other details of which it is aware, including the identity of any prospective offeror, of such Acquisition Proposal;

●
subject to completion of a proxy as contemplated under the European Goldfields Voting Agreement, vote (or cause to be voted) all its Owned Eldorado Securities at any meeting of the securityholders of Eldorado, including without limitation the Special Meeting, and in any action by written consent of the securityholders of Eldorado: (i) in favour of: (A) the approval, consent, ratification and adoption of the Share Issuance Resolution (and any actions required in furtherance thereof); and (ii) against any action, including without limitation any Superior Proposal, that would impede, interfere or discourage the Arrangement, including, for greater certainty, against (A) any Acquisition Proposal, Superior Proposal or any transaction similar to an Acquisition Proposal or Superior Proposal whether or not initiated, proposed, recommended or supported by Eldorado, (B) any merger, consolidation, business combination, sale of assets, amalgamation, arrangement, reorganization or recapitalization of Eldorado, (C) any sale, lease or transfer of any significant part of the assets of Eldorado (D) any dissolution, liquidation or winding up of Eldorado, (E) any material change in the capitalization of Eldorado, or the corporate structure or constating documents of Eldorado (in each case where the relevant proposal does not have the express written consent of European Goldfields, which consent is within the sole discretion of European Goldfields and may be unreasonably withheld); and (iii) against any action that would result or could be reasonably expected to result in any breach of any representation, warranty or covenant of Eldorado in the Arrangement Agreement;  and

●
for greater certainty, in connection with any matter referred to above, consult with European Goldfields prior to exercising (or causing to be exercised) any voting rights attached to the Eldorado Shares, Other Eldorado Securities or the Additional Eldorado Securities and shall exercise or procure the exercise of such voting rights as European Goldfields shall instruct.

The European Goldfields Voting Agreement shall terminate upon the earliest of:

●	the Effective Time;

●	the termination of the European Goldfields Voting Agreement in accordance with its terms; or

●	the termination of the Arrangement Agreement in accordance with its terms.

BlackRock Agreement

BlackRock has entered into the BlackRock Agreement with Eldorado, setting forth, among other things, the terms and conditions upon which BlackRock has agreed to vote in favour of the European Goldfields Resolution, all of the European Goldfields Shares currently owned or controlled by BlackRock excluding the Excluded Shares (as defined below) (collectively, the “Subject Shares”).

At the time the BlackRock Agreement was entered into, Eldorado was considering acquiring the outstanding European Goldfields Shares pursuant to a takeover bid. Accordingly, the terms of the BlackRock Agreement reflect that transaction structure. However, the BlackRock Agreement includes a clause which requires BlackRock to support certain alternative transactions, such as the Arrangement, in the same manner as it would have supported the takeover bid. Any reference in the BlackRock Agreement to a takeover bid will refer to the Arrangement to the extent applicable and all terms, covenants, representations and warranties of the BlackRock Agreement will be deemed to have been made in the context of the Arrangement.

The following is a summary of the principal terms of the BlackRock Agreement.

The BlackRock Agreement only applies to the Subject Shares, which are European Goldfields Shares held by certain investment funds and accounts managed by the EMEA Investment Equity Portfolio Management Group of BlackRock (“EMEA FE Clients”), excluding the following Subject Shares:

●	5,500 European Goldfields Shares held by BlackRock World Group Fund;

●	100,000 European Goldfields Shares held by BlackRock Growth & Recovery Fund;

●	206,661 European Goldfields Shares held by BAE systems 2000 Pension Plan Trustees Limited – HRT UK Equity Portfolio; and

●	all synthetic positions that are held by EMEA FE Clients as of the date of the BlackRock Agreement,

(together, the “Excluded Shares”).

Except as otherwise noted below or as provided for in the BlackRock Agreement, BlackRock has covenanted and agreed that it will:

●
not sell, assign, transfer, alienate, gift, pledge, option, hedge, enter into derivative transactions in respect of, or otherwise dispose of or encumber (or agree to do any of the foregoing) the Subject Shares;

●
not grant or agree to grant any proxy or other right to the Subject Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Subject Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof;

●
accept the takeover bid and cause all acts and things to be done to deposit under the takeover bid, on or before the calendar day prior to the expiry of the takeover bid, all of the Subject Shares, together with a duly completed and executed letter of transmittal (or other appropriate instrument);

●
not to withdraw or cause to be withdrawn from the takeover bid, any Subject Shares deposited or caused to be deposited under the takeover bid by BlackRock, unless a superior proposal (as defined in the BlackRock Agreement) is made by a third party;

●
exercise, or procure that the registered holder exercises, the voting rights attaching to the Subject Shares which BlackRock is able to control and otherwise use BlackRock’s commercially reasonable efforts in its capacity as investment manager acting on behalf of the EMEA FE Clients who are the beneficial holders of or have other interests in the Subject Shares (which may include interests in funds in which the Subject Shares are held) to vote against, abstain or otherwise oppose any proposed resolution or action by European Goldfields or any other person: (A) in respect of the QHL Transactions; (B) in respect of any acquisition proposal (as defined in the BlackRock Agreement) involving European Goldfields; or (C) which may in any manner adversely affect, by delay or otherwise, the take-up of any payment for the Subject Shares deposited under the takeover bid or the successful completion of the takeover bid, including without limitation, any amendment to the memorandum or articles, constating documents or corporate structure of European Goldfields;

●
not in any manner, directly or indirectly, solicit, initiate, or knowingly encourage any inquiries, proposals, offers or public announcements (or the submission or initiation of any of the foregoing) from any person regarding any acquisition proposal, engage in any negotiations concerning, or provide any information to, or have any discussions with or otherwise cooperate with, any person relating to an acquisition proposal, or otherwise knowingly facilitate or knowingly encourage any effort or attempt to make or implement an acquisition proposal, but provided always that if the acquisition proposal is a superior proposal, BlackRock shall have the right to enter into discussions or take such other actions as BlackRock considers reasonable in relation to considering and accepting such superior proposal subject at all time to the provisions of the BlackRock Agreement; and

●	not to deposit or cause to be deposited the Subject Shares under any acquisition proposal nor support any acquisition proposal in any manner whatsoever.

The BlackRock Agreement may be terminated by notice in writing:

●	at any time by mutual consent of Eldorado and BlackRock; or

●	by BlackRock if:

o	Eldorado has not complied in any material respect with its covenants or any representation or warranty of Eldorado under the BlackRock Agreement is untrue or incorrect in any material respect;

o	Eldorado has not announced or commenced the takeover bid by 5:00 p.m. (GMT) on December 24, 2011;

o
if Eldorado determines, in its sole discretion, to make the takeover bid and its terms do not conform in all material respects with the description of the takeover bid contained in the BlackRock Agreement;

o
if Eldorado determines, in its sole discretion, to make the takeover bid and Eldorado has not taken up and paid for all of the European Goldfields Shares deposited under the takeover bid in accordance with applicable Canadian provincial securities laws; or

o
BlackRock has provided Eldorado with notice in writing of a superior proposal at least five business days prior to the date on which BlackRock proposes to accept or enter into any agreement relating to such superior proposal, and five business days shall have elapsed from the date Eldorado received the notice in respect of the superior proposal, and if Eldorado has proposed to amend the terms of the takeover bid, BlackRock shall determine, acting reasonably, that the acquisition proposal is a superior proposal compared to the proposed amendment to terms of the takeover bid by Eldorado.

Approvals

European Goldfields Securityholder Approval

Subject to the Interim Order, at the European Goldfields Meeting, the European Goldfields Resolution must receive (i) European Goldfields Shareholder Approval, and (ii) European Goldfields Combined Securityholder Approval.

Eldorado Shareholder Approval

Assuming that: (i) all of the European Goldfields Shares outstanding (as at January 19, 2012) are acquired upon completion of the Arrangement, (ii) all of the European Goldfields Shares issuable, pursuant to the Plan of Arrangement, to holders of European Goldfields RSUs outstanding (as at January 19, 2012) are acquired upon completion of the Arrangement, (iii) holders of “in-the-money” European Goldfields Options elect to exercise their European Goldfields Options prior to the Effective Time and the European Goldfields Shares issuable are acquired pursuant to the Arrangement and the remaining holders of European Goldfields Options outstanding (as at January 19, 2012) elect to receive Replacement Options rather than exercise their European Goldfields Options prior to the Effective Time, and (iv) all holders of European Goldfields DPUs outstanding (as at January 19, 2012) make the European Goldfields DPU Election, Eldorado would issue an aggregate of approximately 163,220,632 Eldorado Shares in connection with the Arrangement, which would result in there being a total of approximately 714,903,549 Eldorado Shares issued and outstanding (based on the number of Eldorado

Shares outstanding as at the Record Date) following the completion of the Arrangement and the receipt by European Goldfields DPU Holders of the European Goldfields DPU Election Consideration, with current Eldorado Shareholders holding in the aggregate approximately 77% of the outstanding Eldorado Shares and Former European Goldfields Shareholders holding approximately 23% of the outstanding Eldorado Shares (each on a non-diluted basis).

The maximum number of Eldorado Shares that management of Eldorado expects to be issued pursuant to the Arrangement is 164,764,798, which number includes, for greater certainty, all of the Eldorado Shares that could be issued in the event that all of the European Goldfields Options outstanding (as at January 19, 2012) are exercised to receive European Goldfields Shares prior to the Effective Date.

Pursuant to the Arrangement Agreement, European Goldfields is permitted to issue European Goldfields Options, European Goldfields RSUs, and European Goldfields DPUs, prior to the Effective Time.  Accordingly, the exact number of Eldorado Shares to be issued pursuant to the Arrangement may vary from the numbers expressed above but, in any event, shall not be greater than 167,189,798 Eldorado Shares.

As a result of the issuance of Eldorado Shares in connection with the Arrangement, the ownership and voting interests of Eldorado Shareholders in Eldorado will be diluted, relative to their current proportional ownership and voting interest in Eldorado.

Pursuant to the rules of the TSX and NYSE, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. As the Arrangement will result in Eldorado issuing in excess of 25% of the outstanding Eldorado Shares, Eldorado Shareholder approval is required. It is a condition of the acquisition of European Goldfields that the Share Issuance Resolution be approved by a simple majority (50% plus one vote) of votes cast at the Special Meeting by Eldorado Shareholders, present in person or by proxy.

Court Approval

The YBCA requires that European Goldfields obtain the approval of the Court in respect of the Arrangement.

On January 23, 2012, European Goldfields obtained the Interim Order, which provides for the calling and holding of the European Goldfields Meeting and other procedural matters, and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached to the European Goldfields Circular.

The Court hearing in respect of the Final Order is expected to take place at 2:00 p.m. (Whitehorse time) on February 22, 2012, or as soon thereafter as counsel for European Goldfields may be heard, subject to the approval of the European Goldfields Resolution at the European Goldfields Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Prior to the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the securities of Eldorado to be issued pursuant to the Arrangement to holders of European Goldfields securities, as applicable, pursuant to Section 3(a)(10) of the U.S. Securities Act. Under the terms of the Interim Order, each European Goldfields securityholder, as well as creditors of European Goldfields, will have the right to appear and make submissions at the application for the Final Order. There can be no assurance that the Court will approve the Arrangement.

Regulatory Approvals in Greece

Greek Merger Legislation

Greek Merger Legislation (Law 3959/2011) provides that prior written notice must be given to the Hellenic Competition Commission (“HCC”) in respect of any merger transaction which concerns a Greek undertaking.  Within 30 days of receipt of the written notice, the HCC will:

(i)	issue a “negative clearance”, confirming that the transaction does not fall under the Greek Merger Legislation;

(ii)	determine that the transaction falls within the Greek Merger Legislation but that the completion thereof would not be expected to materially affect competition, and hence approve the transaction; or

(iii)
determine that the transaction falls within the Greek Merger Legislation and that the completion thereof could materially affect competition, and hence pursue a further investigation of the transaction.  In this circumstance, the HCC may, within 90 days of the date on which it received written notice of the transaction, issue a “blocking decision” preventing completion of the transaction.

Eldorado provided written notice of the Arrangement to the HCC on January 16, 2012 and expects that the HCC will issue a “negative clearance” letter by February 15, 2012.  Accordingly, Eldorado believes that obtaining such clearance will not materially delay the Arrangement.

Greek Mining Code

The Greek Mining Code (Law 210/1973) provides that any transfer to non-European Union individuals or companies of Greek mining rights requires prior written approval from the Greek Cabinet of Ministers.  A similar approval is also required where shares of a Greek company holding mining rights are transferred to non-European Union individuals or companies.

The Greek Mining Code laws, however, are silent as to their applicability to second-tier transactions (e.g., the acquisition by a widely held non-European Union public company of listed shares of another non-European Union public company the latter of which is the ultimate parent of a Greek subsidiary company which holds mining rights, such as would occur upon the completion of the Arrangement).  Although administrative rulings and statements by governmental officials in Greece have suggested that these laws are inapplicable to such share acquisitions, Eldorado is seeking greater clarification from Greek governmental officials that these laws are not applicable to the Arrangement and, if satisfactory clarification is not obtained, the requisite approval or waiver will be sought. If required by law, Eldorado expects any such approval or waiver to be granted in the ordinary course and expects that obtaining such approval or waiver will not materially delay the Arrangement.

Regulatory Approvals in Romania

No regulatory notice or approval will be required to be made to or obtained from any governmental entity in Romania.

Dissenting Shareholder Rights

Under applicable Canadian law, Eldorado Shareholders are not entitled to dissent rights with respect to the Share Issuance Resolution.

Issuance of Eldorado Securities in the U.S.

The securities of Eldorado to be issued pursuant to the Arrangement have not been, and will not be registered under the U.S. Securities Act or the securities laws of any other jurisdiction. The securities of Eldorado to be issued pursuant to the Arrangement will be issued pursuant to an exemption from the prospectus requirements of Canadian securities law and pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act, based on the approval of the Plan of Arrangement by the Court.

The Arrangement Agreement

General

The Arrangement is being effected pursuant to the Arrangement Agreement, a copy of which has been filed with the Canadian Securities Administrators on SEDAR at www.sedar.com and with the SEC on EDGAR at www.sec.gov and may also be obtained, free of charge, by Eldorado Shareholders upon request from the Corporate Secretary of Eldorado at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia  V6C 2B5 (Attention: Corporate Secretary).  The Arrangement Agreement contains covenants, representations and warranties of and from each of Eldorado and European Goldfields and various conditions precedent, both mutual and with respect to each party to the Arrangement Agreement.  The following is a summary of certain material provisions of the Arrangement Agreement and is not comprehensive but is qualified in its entirety by reference to the full text of the Arrangement Agreement.

At the Effective Time of the Arrangement, and upon the terms and subject to the conditions of the Arrangement Agreement and in accordance with the Arrangement, among other things, Eldorado will acquire all of the outstanding European Goldfields Shares (other than those held by European Goldfields Shareholders who validly exercise their Dissent Rights) in exchange for the Arrangement Consideration. Dissenting Shareholders who validly exercise their Dissent Rights will be entitled to be paid fair value by Eldorado for their European Goldfields Shares and shall be deemed to have transferred their European Goldfields Shares to Eldorado as of the Effective Time.

The Arrangement, which is deemed part of the Arrangement Agreement, provides that, at the Effective Time, a series of events shall occur without any further act or formality thereby giving effect to the transactions contemplated by the Arrangement as described above under “The Arrangement – Plan of Arrangement”.

Conditions

Mutual Conditions Precedent

The obligations of Eldorado and European Goldfields to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of Eldorado and European Goldfields:

●	the European Goldfields Resolution shall have been approved and adopted at the European Goldfields Meeting in accordance with the Interim Order;

●
the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to European Goldfields and Eldorado, acting reasonably, on appeal or otherwise;

●	Eldorado Shareholder Approval shall have been obtained;

●
no governmental entity shall have enacted, issued, promulgated, enforced or entered any law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

●
the Eldorado Shares and Replacement Options to be issued pursuant to the Arrangement shall either be: (i) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; or (ii) be registered pursuant to an effective registration statement under the U.S. Securities Act; provided, however, that European Goldfields shall not be entitled to the benefit of this condition, and shall be deemed to have waived such condition, in the event that European Goldfields fails to advise the Court prior to the hearing in respect of the Final Order that Eldorado intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement and comply with the requirements set forth in the Arrangement Agreement;

●	if applicable, any Foreign Antitrust Clearance shall have been obtained on terms acceptable to each of Eldorado and European Goldfields, acting reasonably; and

●
there shall be no suit, action or proceeding by any governmental entity or any other person that has resulted in an imposition of material limitations on the ability of Eldorado to acquire or hold, or exercise full rights of ownership of, any European Goldfields Shares, including the right to vote the European Goldfields Shares to be acquired by it on all matters properly presented to the European Goldfields Shareholders.

Additional Conditions Precedent to the Obligations of Eldorado

The obligation of Eldorado to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Eldorado and may be waived by Eldorado):

●
all covenants of European Goldfields under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Eldorado shall have been duly performed by European Goldfields in all material respects and Eldorado shall have received a certificate of European Goldfields addressed to Eldorado and dated the Effective Date, signed on behalf of European Goldfields by two senior executive officers of European Goldfields (on European Goldfields’ behalf and without personal liability), confirming the same as at the Effective Time;

●
the representations and warranties of European Goldfields set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or European Goldfields Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a European Goldfields Material Adverse Effect, provided, however, that the representations and warranties of European Goldfields with respect to interest in properties and mineral rights and corrupt practices legislation, as set forth in the Arrangement Agreement, shall be true and correct in all material respects as of the Effective Time, and Eldorado shall have received a certificate of European Goldfields addressed to Eldorado and dated the Effective Date, signed on behalf of European Goldfields by two senior executive officers of European Goldfields (on European Goldfields’ behalf and without personal liability), confirming the same as at the Effective Time;

●
there shall not have occurred a European Goldfields Material Adverse Effect that has not been publicly disclosed by European Goldfields prior to the date of the Arrangement Agreement or disclosed to Eldorado in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there shall not have occurred a European Goldfields Material Adverse Effect, and Eldorado shall have received a certificate signed on behalf of European Goldfields by two senior executive officers of European Goldfields (on European Goldfields’ behalf and without personal liability) to such effect; and

●	holders of no more than 10% of the European Goldfields Shares shall have exercised Dissent Rights.

Additional Conditions Precedent to the Obligations of European Goldfields

The obligation of European Goldfields to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of European Goldfields and may be waived by European Goldfields):

●
all covenants of Eldorado under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by European Goldfields shall have been duly performed by Eldorado in all material respects and European Goldfields shall have received a certificate of Eldorado, addressed to European Goldfields and dated the Effective Date, signed on behalf of Eldorado by two of its senior executive officers (on Eldorado’s behalf and without personal liability), confirming the same as of the Effective Date;

●
the representations and warranties of Eldorado set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Eldorado Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect, provided, however, that the representations and warranties of Eldorado with respect to interest in properties and mineral rights and corrupt practices legislation, as set forth in the Arrangement Agreement, shall be true and correct in all material respects as of the Effective Time, and European Goldfields shall have received a certificate signed on behalf of Eldorado by two senior executive officers of Eldorado (on Eldorado’s behalf and without personal liability) to this effect;

●	Eldorado shall have complied with its obligations under the Arrangement Agreement to, following receipt by European Goldfields of the Final Order and prior to the filing by European Goldfields of the Articles of Arrangement, deposit in escrow with the Depositary (a) sufficient Eldorado Shares and cash to satisfy the Arrangement Consideration payable to the European Goldfields Securityholders and European Goldfields DPU Holders and (b) sufficient cash to satisfy any cash payments in lieu of fractional Eldorado Shares, pursuant to the Plan of Arrangement (other than payments to European Goldfields Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection), and the Depositary shall have confirmed receipt of the Arrangement Consideration and funds contemplated thereby;

●
there shall not have occurred an Eldorado Material Adverse Effect that has not been publicly disclosed by Eldorado prior to the date of the Arrangement Agreement or disclosed to European Goldfields in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there shall not have occurred an Eldorado Material Adverse Effect and European Goldfields shall have received a certificate signed by two senior executive officers of Eldorado (on Eldorado’s behalf and without personal liability) to such effect;

●
Eldorado shall have delivered evidence satisfactory to European Goldfields, acting reasonably, of the approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares and Option Shares, subject only in each case to the satisfaction of the customary listing conditions of the TSX or NYSE, as the case may be; and

●
the distribution of the Consideration Shares shall be exempt from the prospectus requirements of Canadian securities laws and shall either be (i) exempt from the registration requirements of the U.S. Securities Act, or (ii) registered pursuant to an effective registration statement under the U.S. Securities Act; and: (x) there shall be no resale restrictions on the Consideration Shares under securities laws in Canada, except in respect of those holders as are subject to restrictions on resale as a result of being a “control person” under securities laws in Canada; and (y) the Consideration Shares shall not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, subject to restrictions on transfers applicable to “affiliates” (as defined in Rule 405 under the U.S. Securities Act).

Representation and Warranties

The Arrangement Agreement contains a number of customary representations and warranties of Eldorado and European Goldfields relating to, among other things, corporate status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Arrangement Agreement and the Arrangement. The representations and warranties also address various matters relating to the business, operations and properties of each of the parties and their respective subsidiaries, including: accuracy of financial statements; absence of undisclosed liabilities; absence of any Eldorado Material Adverse Effect or European Goldfields Material Adverse Effect, as applicable, and certain other changes or events since December 30, 2010; absence of any undisclosed litigation or other actions which if determined adversely would reasonably be expected to have an Eldorado Material Adverse Effect or European Goldfields Material Adverse Effect, as applicable, interest in properties and mineral rights; mineral reserves and resources; operational matters; employment matters; litigation; taxes; books and records; insurance; non-arm’s length transactions; benefit plans; environmental matters; restrictions on business activities; material contracts; relationships with customers, suppliers, distributors and sales representatives; brokers; reporting issuer matters; stock exchange compliance; expropriation; corrupt practices legislation; and NGOs and community groups.

In addition, with respect to European Goldfields, the Arrangement Agreement also contains representations and warranties relating to arrangements with securityholders of Eldorado, U.S. Securities law matters, the status of the Romanian EIS, the HSR Act, the Investment Canada Act and the Qatar Transactions.  With respect to Eldorado, the Arrangement Agreement also contains representations and warranties relating to arrangements with securityholders of European Goldfields, European Goldfields Shares and the status of the operating permit and EIS in relation to Eldorado’s property and mineral rights in Turkey.

Covenants

Covenants of Eldorado Regarding the Conduct of Business

Eldorado covenants and agrees that prior to the Effective Date, unless European Goldfields will otherwise agree in writing or as otherwise expressly contemplated or permitted by the Arrangement Agreement, Eldorado will not, directly or indirectly, and shall cause each of its subsidiaries not to, other than cash management investments made in accordance with Eldorado’s existing cash management policies and practices, acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer or purchase of any property or assets of any other person that has a value greater than $500 million in the aggregate, except for such investments or acquisitions that have been publicly disclosed by Eldorado prior to the date of the Arrangement Agreement.

Covenants of European Goldfields Regarding the Conduct of Business

The Arrangement Agreement provides that European Goldfields will, and will cause each of its subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities, in the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact European Goldfields, its Property and Mineral Rights, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, employees, Governmental Entities and others having business relationships with them, provided, however, that Eldorado shall not unreasonably withhold its consent for the disposition or transfer of a non-material Property or Mineral Right, and provided that nothing in the Arrangement Agreement, except for the provisions in the Arrangement Agreement respecting the adjournment of the Qatar Transactions Vote, shall restrict European Goldfields from pursuing the Qatar Transactions and all related matters thereto.

Covenant of Eldorado Regarding the Qatar Break Fee

The Arrangement Agreement obligates Eldorado to promptly, and in any event within two business days of receiving notice from European Goldfields, pay the Qatar Break Fee to the extent that Qatar Holding makes a claim for the Qatar Break Fee from European Goldfields prior to the Effective Date.

Other Covenants

Each of Eldorado and European Goldfields also agree to co-operate and use their commercially reasonable efforts to take, or cause to be taken, all reasonable actions, including the preparation of any applications for appropriate regulatory approvals and other orders, registrations, consents, filings and approvals and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under the Arrangement Agreement and the Arrangement, and to complete any of the transactions contemplated by the Arrangement Agreement, including their obligations under applicable securities laws.

Eldorado also agrees to, as soon as practicable, but in any event within 10 business days of the date of the Arrangement Agreement, apply or cause an application to be made for Eldorado Shares to be capable of being delivered, held and settled through CREST as depository interests.

European Goldfields also agrees to postpone or adjourn the Qatar Transactions Vote until after the later of: (i) the conclusion of the later of the European Goldfields Meeting and the Special Meeting; (ii) if the European Goldfields Resolution is approved by the European Goldfields Shareholders and the Share Issuance Resolution is approved by the Eldorado Shareholders, at least ten days following the Effective Date; or (ii) such other date as Eldorado and European Goldfields may agree in writing.

European Goldfields Covenants Regarding Non-Solicitation

The Arrangement Agreement contains certain “non-solicitation” provisions pursuant to which European Goldfields has agreed that it will not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

●
make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other person (including any of its officers or employees) relating to any Acquisition Proposal for European Goldfields, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing;

●
engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal for European Goldfields, provided, however, that, for greater certainty, European Goldfields may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the European Goldfields Board has so determined;

●
withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Eldorado, the approval or recommendation of the European Goldfields Board or any committee thereof of the Arrangement Agreement or the Arrangement;

●
approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal for European Goldfields (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for a period of five business days or in respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with the Arrangement Agreement shall not be considered a violation of the Arrangement Agreement); or

●	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal,

provided, however, that European Goldfields is permitted to engage in discussions or negotiations with, or respond to enquiries from any person that has made a bona fide unsolicited written Acquisition Proposal that the European Goldfields Board has determined constitutes or could reasonably be expected to result in a Superior Proposal.

If European Goldfields receives a request for material non-public information from a person who proposes to European Goldfields an unsolicited written Acquisition Proposal and: (x) the European Goldfields Board

determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (y) in the opinion of the European Goldfields Board, acting in good faith and on advice from its outside legal advisors, the failure to provide such party with access to information regarding European Goldfields and its subsidiaries would be inconsistent with the fiduciary duties of the European Goldfields Board, then, and only in such case, European Goldfields may provide such person with access to information regarding European Goldfields and its subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to European Goldfields than the confidentiality agreement between Eldorado and European Goldfields, then provided that European Goldfields sends a copy of any such confidentiality and standstill agreement to Eldorado promptly upon its execution and Eldorado is provided with a list of, and, at the request of Eldorado, copies of, the information provided to such person and immediately provided with access to similar information to which such person was provided.

European Goldfields is obligated to not accept, approve or enter into any Proposed Agreement other than a confidentiality agreement as contemplated above, with any person providing for or to facilitate any Acquisition Proposal unless:

●	the European Goldfields Board determines that the Acquisition Proposal constitutes a Superior Proposal;

●	the European Goldfields Meeting has not occurred;

●	European Goldfields has complied with its non-solicitation covenants;

●
European Goldfields has provided Eldorado with notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the European Goldfields Board regarding the value in financial terms that the European Goldfields Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal, such documents to be so provided to Eldorado not less than five business days prior to the proposed acceptance, approval, recommendation or execution of the Proposed Agreement by European Goldfields;

●
five business days shall have elapsed from the date Eldorado received the notice and documentation referred to above and, if Eldorado has proposed to amend the terms of the Arrangement, the European Goldfields Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement  by Eldorado;

●	European Goldfields concurrently terminates the Arrangement Agreement pursuant to certain termination provisions of the Arrangement Agreement; and

●	European Goldfields has previously, or concurrently will have, paid to Eldorado the European Goldfields Termination Fee.

Eldorado Opportunity to Match

Pursuant to the Arrangement Agreement, European Goldfields agrees that, during the five business day period referred to above or such longer period as European Goldfields may approve for such purpose,

Eldorado shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement and European Goldfields shall co-operate with Eldorado with respect thereto, including negotiating in good faith with Eldorado to enable Eldorado to make such adjustments to the terms and conditions of the Arrangement Agreement and the Arrangement as Eldorado deems appropriate and as would enable Eldorado to proceed with the Arrangement and any related transactions on such adjusted terms.  The European Goldfields Board will review any proposal by Eldorado to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties and consistent with certain non-solicitation provisions of the Arrangement Agreement, whether Eldorado’s proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

The European Goldfields Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (a) any Acquisition Proposal which the European Goldfields Board determines not to be a Superior Proposal is publicly announced or made; or (b) the European Goldfields Board determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Eldorado has so amended the terms of the Arrangement. Eldorado and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by European Goldfields, acting reasonably.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Time (notwithstanding Eldorado Shareholder Approval or any approval of the Arrangement Agreement or the European Goldfields Resolution by the European Goldfields Shareholders and/or by the Court, as applicable):

●	by mutual written agreement of European Goldfields and Eldorado;

●	by either European Goldfields or Eldorado, if:

o
the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement shall not be available to any party to the Arrangement Agreement whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date (a “Mutual Termination Event”);

o
after the date of the Arrangement Agreement, there shall be enacted or made any applicable law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins European Goldfields or Eldorado from consummating the Arrangement and such applicable law or enjoinment shall have become final and non-appealable;

o
European Goldfields Shareholder Approval or European Goldfields Combined Securityholder Approval or, if required by applicable law, the majority of the minority approval shall not have been obtained at the European Goldfields Meeting in accordance with the Interim Order (an “European Goldfields Non-Shareholder Approval Event”); or

o	Eldorado Shareholder Approval shall not have been obtained at the Special Meeting (an “Eldorado Non-Shareholder Approval Event”).

●	by Eldorado, if:

o
prior to the Effective Time, subject to certain provisions of the Arrangement Agreement, the European Goldfields Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Eldorado or fails to publicly reaffirm its recommendation of the Arrangement within five business days (and in any case prior to the European Goldfields Meeting) after having been requested in writing by Eldorado to do so (an “European Goldfields Change in Recommendation”);

o	the European Goldfields Board or a committee thereof shall have approved or recommended any Acquisition Proposal;

o	European Goldfields shall have breached any of its non-solicitation covenants under the Arrangement Agreement in any material respect; or

o
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of European Goldfields set forth in the Arrangement Agreement cause certain conditions which are for the benefit of Eldorado not to be satisfied, and such conditions are incapable of  being satisfied by the Outside Date, as reasonably determined by Eldorado and provided that Eldorado is not then in breach of the Arrangement Agreement so as to cause any such conditions not to be satisfied (an “European Goldfields Breach Termination Event”).

●	by European Goldfields, if:

o
prior to the Effective Time, the Eldorado Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to European Goldfields or fails to publicly reaffirm its recommendation of the Share Issuance Resolution within five business days (and in any case prior to the Special Meeting) after having been requested in writing by European Goldfields to do so (an “Eldorado Change in Recommendation”);

o
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Eldorado set forth in the Arrangement Agreement shall have occurred that would cause certain conditions which are for the benefit of European Goldfields not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by European Goldfields and provided that European Goldfields is not then in breach of the Arrangement Agreement so as to cause such conditions not to be satisfied (an “Eldorado Breach Termination Event”); or

o
it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a non-disclosure and standstill agreement permitted by the Arrangement Agreement) subject to compliance with the non-solicitation covenants under the Arrangement Agreement in all material respects and provided that no termination under this provision shall be effective unless and until European Goldfields shall have paid to Eldorado the amount required to be paid as described below under “Termination Fees” (a “Superior Proposal Termination Event”).

Termination Fees

Depending on the manner in which the Arrangement Agreement is terminated, four potential fees could become payable.  These are:

●	a fee pursuant to which Eldorado must pay $75 million to European Goldfields (the “Eldorado Termination Fee”);

●	a fee pursuant to which Eldorado must pay $30 million to European Goldfields (the “Eldorado Expense Fee”);

●
a fee pursuant to which European Goldfields must pay $75 million to Eldorado (the “European Goldfields Termination Fee”), plus an additional $7.5 million in the event that Eldorado has paid the Qatar Break Fee; and

●	a fee pursuant to which European Goldfields must pay $15 million to Eldorado (the “European Goldfields Expense Fee”).

Fees Payable by Eldorado

The Eldorado Termination Fee is payable by Eldorado to European Goldfields as liquidated damages in consideration of European Goldfields’ rights under the Arrangement Agreement by wire transfer of immediately available funds if: (i) an Eldorado Change in Recommendation occurs (unless such Eldorado Change in Recommendation resulted from a European Goldfields Material Adverse Effect) prior to the Special Meeting; or (ii) a Mutual Termination Event occurs, or if an Eldorado Non-Shareholder Approval Event occurs, but only if: (A) prior to such termination, an Acquisition Proposal for Eldorado was made or publicly announced and not withdrawn and (B) within 12 months following the date of such termination, Eldorado enters into a definitive agreement in respect of one or more Acquisition Proposals or there shall have been consummated one or more Acquisition Proposals for Eldorado, provided that Eldorado will be entitled to deduct from the Eldorado Termination Fee an amount equal to the Eldorado Expense Fee if any such fees were paid to European Goldfields.

If the Eldorado Termination Fee is payable pursuant to (ii) above then the Eldorado Termination Fee shall be payable upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein, and any Eldorado Expense Fee shall be credited towards payment of the Eldorado Termination Fee. If the Eldorado Termination Fee is payable pursuant to (i) above then the Eldorado Termination Fee shall be payable within two business days following such termination.

The Eldorado Expense Fee is payable by Eldorado to European Goldfields as liquidated damages in consideration of European Goldfields’ rights under the Arrangement Agreement by wire transfer of immediately available funds within two business days following such termination if: (i) an Eldorado Non-Shareholder Approval Event occurs; or (ii) an Eldorado Breach Termination Event occurs. In the event of an Eldorado Non-Shareholder Approval Event, if European Goldfields Shareholder Approval was not obtained at the European Goldfields Meeting, the Eldorado Expense Fee shall not be payable.

Fees Payable by European Goldfields

The European Goldfields Termination Fee is payable by European Goldfields to Eldorado as liquidated damages in consideration of Eldorado’s rights under the Arrangement Agreement by wire transfer of immediately available funds if: (i) a European Goldfields Change in Recommendation occurs (unless such European Goldfields Change in Recommendation resulted from an Eldorado Material Adverse Effect), prior to the European Goldfields Meeting; (ii) a Superior Proposal Termination Event occurs; or (iii) a Mutual Termination Event occurs or a European Goldfields Non-Shareholder Approval Event occurs, but only if (A) prior to such termination, an Acquisition Proposal for European Goldfields was made or publicly announced and not withdrawn by any other person other than Eldorado; and (B) within 12 months following the date of such termination, European Goldfields or one or more of its subsidiaries enters into a definitive agreement in respect of one or more Acquisition Proposals for European Goldfields, or there shall have been consummated one or more Acquisition Proposals for European Goldfields, provided that European Goldfields shall be entitled to deduct from the European Goldfields Termination Fee an amount equal to the European Goldfields Expense Fee if any such fees were paid to Eldorado.

If the European Goldfields Termination Fee is payable pursuant to (iii) above then the European Goldfields Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein, and any European Goldfields Expense Fee shall be credited towards payment of the European Goldfields Termination Fee. If the European Goldfields Termination Fee is payable pursuant to (i) above then the European Goldfields Termination Fee shall be payable within two business days following such termination. If the European Goldfields Termination Fee is payable pursuant to (ii) above the European Goldfields Termination Fee shall be payable prior to or simultaneously with such termination.

The European Goldfields Expense Fee is payable by European Goldfields to Eldorado as liquidated damages in consideration of Eldorado’s rights under the Arrangement Agreement by wire transfer of immediately available funds within two business days following such termination if: (i) a European Goldfields Non-Shareholder Approval Event occurs; or (ii) a European Goldfields Breach Termination Event occurs. In the event of a European Goldfields Non-Shareholder Approval Event, if Eldorado Shareholder Approval was not obtained at the Special Meeting or a European Goldfields Change of Recommendation occurred as a result of an Eldorado Material Adverse Effect, the European Goldfields Expense Fee shall not be payable.

Directors’ and Officers’ Insurance

The Arrangement Agreement provides that prior to the Effective Date, European Goldfields shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by European Goldfields and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Eldorado will, or will cause European Goldfields and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided, however, that Eldorado shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the aggregate cost of such policy for the six year period shall not exceed 300% of European Goldfields’ current annual aggregate premium for policies currently maintained by European Goldfields or its subsidiaries. Subsequent to entering into the Arrangement Agreement, Eldorado and European Goldfields have agreed that Eldorado shall be entitled to purchase the directors’ and officers’ liability insurance having the terms described above.

Eldorado agrees that it shall cause European Goldfields to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of European Goldfields and its subsidiaries to the extent that they are disclosed in the European Goldfields Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in the European Goldfields Disclosure

Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

Risk Factors

In evaluating the Arrangement Eldorado Shareholders should carefully consider the following risk factors relating to the Arrangement.  The following risk factors are not a definitive list of all risk factors associated with the Arrangement.  Additional risks and uncertainties, including those currently unknown or considered immaterial by Eldorado, may also adversely affect the Eldorado Shares, or the combined businesses of European Goldfields and Eldorado following the Arrangement.  In addition to the risk factors relating to the Arrangement set out below, Eldorado Shareholders should also carefully consider the risk factors associated with the business of European Goldfields included in this Circular, as well as the risk factors included in European Goldfields’ most recently filed annual information form and annual and quarterly management’s discussion and analysis and other documents incorporated by reference herein.

There are risks pertaining to the Arrangement including: (i) the Arrangement not concluding,  (ii) reliance on European Goldfields’ disclosure, (iii) market reaction to the Arrangement, and (iv)  integration risks, including impact on operations and development.

The Arrangement is subject to the satisfaction or waiver of several conditions

The Arrangement is conditional upon, among other things, European Goldfields Combined Securityholder Approval, Eldorado Shareholder Approval and European Goldfields and Eldorado having obtained all government or regulatory approvals required by law, policy or practice (including those of the Court, the TSX, the NYSE, the ASX  and under the Greek Mining Code (Law 210/1973) and under Greek Merger Legislation (Law 3959/2011)). There is no certainty, nor can Eldorado provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business, financial condition or results of operations of Eldorado. In addition, if for any reason the conditions to the Arrangement are not satisfied or waived and the Arrangement is not completed or if the Arrangement Agreement is otherwise terminated, the market price of Eldorado Shares may be adversely affected.

Certain costs relating to the Arrangement, such as legal, accounting and financial advisor fees, must be paid by Eldorado, even if the Arrangement is not completed.  These costs, including, if applicable, the payment of the Eldorado Termination Fee may adversely affect Eldorado’s results of operation, cash flow from operations and financial condition.

Eldorado has not verified the reliability of the information regarding European Goldfields included in, or which may have been omitted from, this Circular

Unless otherwise indicated, all historical information regarding European Goldfields contained in the Circular, including all European Goldfields financial information and all pro forma financial information reflecting the pro forma effects of the acquisition of European Goldfields by Eldorado, has been derived from European Goldfields’ publicly disclosed information. Although Eldorado has no reason to doubt the accuracy or completeness of European Goldfields’ publicly disclosed information, any inaccuracy or material omission in European Goldfields’ publicly disclosed information, including the information about or relating to European Goldfields contained in this Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational and development plans of Eldorado and its results of operations and financial condition.

Mineral reserve and mineral resource figures pertaining to Eldorado’s and European Goldfields’ properties are only estimates and are subject to revision based on developing information

Information pertaining to Eldorado’s and European Goldfields’ mineral reserves and mineral resources presented in this Circular, or incorporated by reference herein, are estimates and no assurances can be given as to their accuracy.  Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques.  Actual mineralization or formations may be different from those predicted.  Mineral reserves and mineral resources estimates are materially dependent on the prevailing price of minerals and the cost of recovering and processing minerals at the individual mine sites.  Market fluctuations in the price of minerals or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period. Changes to mineral reserves and mineral resources may have accounting effects and may impact our balance sheet and future income tax liability.

The estimates of mineral reserves and mineral resources attributable to any specific property of Eldorado and European Goldfields are based on accepted engineering and evaluation principles.  There are inherent risks in mineral reserve and mineral resource estimation and, the estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

Completion of the Arrangement could adversely affect the market price of Eldorado Shares

Market reaction to the Arrangement is unpredictable and could have an adverse effect on the future trading price of Eldorado Shares.

On completion of the Arrangement, a significant number of additional Eldorado Shares will be available for trading in the public market. The increase in the number of Eldorado Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Eldorado Shares. Moreover, any Former European Goldfields Shareholder holding a significant percentage of European Goldfields Shares may hold a significant percentage of Eldorado Shares after the Arrangement. The potential that such a Former European Goldfields Shareholder may sell its Eldorado Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Eldorado Shares in the public market, could adversely affect the market price of the Eldorado Shares.

Risks associated with a fixed exchange ratio

Pursuant to the Arrangement, a fixed number of Eldorado Shares will be issued rather than Eldorado Shares with a fixed market value.  Because the number of Eldorado Shares to be issued will not be adjusted to reflect any change in the market value of the Eldorado Shares or the European Goldfields Shares, the market value of the European Goldfields Shares received by Eldorado under the Arrangement may vary significantly from the market value at the date referenced in this Circular.  If the market price of the European Goldfields Shares increases or decreases, the value of the consideration received by Eldorado pursuant to the Arrangement will correspondingly increase or decrease.  There can be no assurance that the market price of the European Goldfields Shares on the Effective Date will not be lower than the market price of such shares as of the date of the Arrangement Agreement or the date of the Circular.  In addition, the number of Eldorado Shares being issued in connection with the

Arrangement will not change despite decreases or increases in the market price of the Eldorado Shares.  Many of the factors that affect the market price of the Eldorado Shares and the European Goldfields Shares are beyond the control of Eldorado and European Goldfields, respectively.  These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the global economy and regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

The integration of Eldorado and European Goldfields may not occur as planned

The Arrangement Agreement has been entered into with the expectation that its successful completion will result in increased production growth at attractive cash costs to Eldorado. This expectation is partly based on presumed synergies from consolidation and successful construction or expansion of mines at European Goldfields’ development projects. These anticipated benefits will depend in part on whether the operations, systems, management and cultures of each of European Goldfields and Eldorado can be integrated in an efficient and effective manner and whether the expected bases or sources of synergies do in fact produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company post-acquisition will continue to be reviewed by Eldorado and may not have been fully identified. These decisions and the integration of Eldorado and European Goldfields will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by Eldorado, or that the integration of Eldorado’s and European Goldfields’ operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, synergies assume certain long-term realized gold prices. If actual prices were below such assumed prices, that could adversely affect the synergies to be realized.

Eldorado may not realize the benefits of its newly acquired projects

As part of its strategy, Eldorado will continue its efforts to develop new projects and will have an expanded portfolio of such projects as a result of its acquisition of European Goldfields. A number of risks and uncertainties are associated with the development of these types of projects, including political, permitting, regulatory, litigation, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

Eldorado may be subject to permitting and completion risks and capital cost increases associated with its expanded operations and its expanded portfolio of projects

If there are delays in the permitting or completion of projects and when they commence producing on a commercial and consistent scale, and/or their capital costs are higher than estimated, these events could have an adverse effect on Eldorado’s results of operations, cash flow from operations and financial condition.

Certain permitting and regulatory work remains going forward in order to bring European Goldfields’ exploration and development projects into production.  Actual capital costs necessary to develop the projects could be above European Goldfields’ estimates.  Such capital cost overruns could have an adverse affect on Eldorado.

Eldorado may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects

As a consequence of the European Goldfields acquisition, Eldorado will be subject to significant additional capital requirements associated with the expanded operations and expanded portfolio of development projects.

Eldorado must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. Following the Arrangement, a decrease in the amount of, or a change in the timing of the production outlook, or in the prices realized for gold will directly affect the amount and timing of Eldorado’s cash flow from operations.  If Eldorado does not realize satisfactory prices for the gold that Eldorado produces, it could be required to raise additional capital through the capital markets and/or incur borrowings to meet its capital requirements. These financing requirements could adversely affect Eldorado’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements Eldorado might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Eldorado’s results of operation, cash flow from operations and financial condition.

In addition, Eldorado’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, litigation, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at Eldorado’s mining or processing operations could materially adversely affect Eldorado’s business, results of operations, financial condition or liquidity.

European Goldfields’ exposure to Greece’s current economic downturn.

The bulk of European Goldfield’s mineral reserves are located in Greece and all of its historic revenues have been derived from its current operations in Greece.  In 2010, the Greek economy experienced a severe downturn which is ongoing.  There is no assurance that the current economic situation will not become worse or that Greece will not adopt regulatory or political changes which may negatively affect the current and future operations and plans of European Goldfields in Greece.

Eldorado’s and European Goldfields’ operations are in jurisdictions outside of North America

Eldorado’s and European Goldfields’ principal assets are held outside of North America. Although the governments where the assets are situated are currently generally stable and generally friendly to foreign investment, there are still political risks. The risks include, but are not limited to, extreme fluctuations in currency exchange rates, high rates of inflation, labour and social unrest, terrorism, hostage taking and expropriation. Changes in mining or investment policies or shifts in political attitudes may also adversely affect Eldorado’s business. Operations may be affected in varying degrees by taxes and government regulations with respect to, but not limited to, restrictions on production, price controls, import duties, export controls, currency remittance, income taxes, maintenance of claims, repatriation of earnings, environmental protection, mineral tenure, expropriation of property, land use and ownership, land claims of local people, water use, health, safety and labour. Any changes in the laws relating to mining in the jurisdictions in which Eldorado or European Goldfields carry on business could materially affect the rights and title to the interests held there. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The effect of any of these factors cannot be accurately predicted.

Eldorado is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates, and if the Arrangement is successful, Eldorado may be exposed to increased environmental costs and liabilities given the operations of European Goldfields

Each of Eldorado and European Goldfields is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Furthermore, opposition from third parties may arise that challenge permits that Eldorado, European Goldfields or their subsidiaries have been granted or are in the process of obtaining.  Eldorado has established reserves for environmental remediation activities and liabilities. However, environmental matters cannot be predicted with certainty, and these reserves may not be adequate, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, and the potential liability of each of Eldorado and European Goldfields to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on Eldorado’s financial position and results of operations.

Other Risks

Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding involving European Goldfields or Eldorado and their subsidiaries will be resolved in a manner that will not have a material and adverse effect on future cash flow, results of operations or financial condition of Eldorado if the Arrangement is implemented.

Additional risks and uncertainties related to Eldorado’s business and operations are set out in the Eldorado Annual Information Form under the heading “Risk Factors”, as well as in its most recent quarterly and annual management’s discussion and analysis, which risks and uncertainties are incorporated herein by reference.

Eldorado Post-Arrangement

Overview

Pursuant to the Plan of Arrangement, once Eldorado has acquired all of the outstanding European Goldfields Shares, the acquired European Goldfields Shares will be transferred to a wholly-owned subsidiary of Eldorado, Eldorado Holdco. European Goldfields and Eldorado Holdco will then be amalgamated and continued as one corporation under the YBCA to form Amalco. Amalco will be a wholly-owned subsidiary of Eldorado.

Organizational Chart

The following chart shows the corporate relationship between Eldorado and European Goldfields following the completion of the Arrangement.

*
Amalco will be a corporation existing under the laws of the Yukon Territory resulting from the amalgamation of European Goldfields and Eldorado Holdco, a wholly-owned subsidiary of Eldorado, completed pursuant to the Plan of Arrangement.

Directors and Officers

Following completion of the Arrangement, it is expected that the Board and senior management of Eldorado will remain as they currently exist.  The operations personnel of Eldorado are expected to consist of personnel from each of the two companies and will be assessed further following the completion of the Arrangement and a review of the acquired assets.

Information about Eldorado’s current directors and officers is as set forth in the Eldorado Annual Information Form which is incorporated by reference into this Circular.  The following changes to the Eldorado Board and executive management occurred subsequent to the Eldorado Annual Information Form.

Michael Price, an independent director of the Eldorado Board was elected to the Eldorado Board on May 5, 2011.  Mr. Price B.Sc. Eng (2.1 Hons) – Mining Engineering University College Cardiff; PhD. - Mining Engineering; University College Cardiff; Mine Manager’s Certificate of Competency (Coal Mines, South Africa); Professional engineering qualifications, MIMMM and Eur Ing (FEANI); Mining Finance Consultant and Advisor and London Representative Resource Capital Funds London, United Kingdom since 2006.  From 2003 to 2006, Mr. Price served as the Managing Director, Joint Global Head of Mining and Metals of Barclay’s Capital, Managing Director, Global Head of Mining and Metals of Société General, London from 2001 to 2003, Executive Director, Head of Resource Banking and Metals Trading, N.M. Rothschild &

Sons Ltd. from 1989 to 2001; from 1981- 1988 held the position of Mining Engineer, Business & Financial Analyst for British Petroleum PLC.

Tim Baker, an independent director of the Eldorado Board was appointed to the Eldorado Board on May 12, 2011.  Mr. Baker, B.Sc (Geology) Edinburgh University, Scotland.  Mr. Baker, a senior executive with over 30 years experience in the global mining industry, including running operations and development projects in both underground and open-pit gold, copper and molybdenum mines is the retired Executive Vice President & Chief Operating Officer of Kinross Gold Corporation.  Mr. Baker joined Kinross in 2006 after a twenty year tenure with Placer Dome Inc. in various executive roles in Chile, Venezuela, Tanzania, Canada and the U.S.A.

Mr. John Auston, an independent director of the Eldorado Board retired from the Eldorado Board on May 5, 2011.

Mrs. Fabiana Chubbs, was appointed to the position of Chief Financial Officer on June 1, 2011.  Mrs. Chubbs joined Eldorado in July 2007 as Treasurer Coordinator and was appointed Treasurer and Risk Manager in July 2008. Mrs. Chubbs is a Chartered Accountant (Canada) and a Certified Public Accountant (Argentina) with over 23 years experience in tax, audit, and business advisory services to international public companies.  Mrs. Chubbs holds a Bachelor of Business Administration from the University of Buenos Aires. Prior to joining Eldorado, Mrs. Chubbs was a Senior Manager of PricewaterhouseCoopers’ Audit Group.

Description of Share Capital

The share capital of Eldorado will remain unchanged as a result of the completion of the Arrangement, other than the issuance of the Consideration Shares, Replacement Options and Option Shares as contemplated pursuant to the Arrangement.

The authorized share capital of Eldorado consists of an unlimited number of Eldorado Shares and an unlimited number of Non-Voting Shares. As at the Record Date there were:  (i) 551,682,917 Eldorado Shares validly issued and outstanding as fully-paid and non-assessable shares of Eldorado; (ii) no Non-Voting Shares issued and outstanding; (iii) outstanding Eldorado Options providing for the issuance of 8,616,113 Eldorado Shares upon the exercise thereof; and (iv) 9,197,610 Eldorado CDIs issued and outstanding.  Eldorado Shares are listed on the TSX and the NYSE, and the Eldorado CDIs are listed on the ASX.

The holders of Eldorado Shares are entitled to: (i) receive notice of all meetings of Eldorado Shareholders and to attend and vote at the meetings; (ii) cast one vote per Eldorado Share at all meetings of Eldorado Shareholders; (iii) receive dividends as and when declared by the directors of Eldorado; and (iv) receive a pro rata share of the assets of Eldorado available for distribution to the Eldorado Shareholders in the event of the liquidation, dissolution or winding-up of Eldorado.  There are no pre-emptive, conversion or redemption rights attached to the Eldorado Shares.

If Non-Voting Shares were outstanding, holders would be entitled to participate equally with holders of Eldorado Shares with respect to dividend payment and asset distribution resulting from a liquidation, dissolution or winding-up of Eldorado.  Holders of Non-Voting Shares would be entitled to receive notice of and to attend all meetings of Eldorado Shareholders, but (except as required by law) they would not be entitled to vote at any such meeting.  Holders of Non-Voting Shares would not be able to vote as a separate class but would have one vote for each share on a proposal to amend the articles to increase or decrease any maximum number of authorized Non-Voting Shares or increase any maximum number of authorized shares having rights or privileges equal or superior to the Non-Voting Shares, effect an exchange, reclassification or cancellation of all or part of the Non-Voting Shares, or create a new class of shares equal or superior to the Non-Voting Shares.  Each issued Non-Voting Share would at any time be convertible at the option of the holder into one Eldorado Share, provided that no such conversion could occur, if on the date of the conversion and after giving effect to the conversion, the holder and its affiliates would beneficially own 40% or more of the issued and outstanding Eldorado Shares.

Dividends

Eldorado initiated a dividend policy in May of 2010 and declared its first dividend of Cdn.$0.05 per Eldorado Share at that time.  The declaration and payment of dividends on Eldorado Shares are at the sole discretion of the Eldorado Board. The Eldorado Board has determined that, subject to this discretion and dependent upon, among other things, the financial condition of and outlook for Eldorado, general business conditions, legal restrictions regarding the payment of dividends by Eldorado and Eldorado’s cash flow and financing needs, Eldorado plans to pay a semi-annual dividend in the first and third quarter of each of Eldorado’s financial years in accordance with a formula calculated on the number of ounces of gold sold by Eldorado in the preceding two quarters, at a fixed dollar amount per ounce sold based on a graduated gold price as follows:

Gold Price/oz	Dividend/oz
Less than $1,549	$100
$1,550 -$1,649	$125
$1,650 -1,749	$150
$1,750 - $1,849	$175
$1,850 - $1,999	$225

Final approval of the calculated dividend fund will be at the discretion of the Eldorado Board. Such dividend fund being divided among all the issued and outstanding Eldorado Shares to yield the dividend payable per Eldorado Share.  Accordingly, the calculation of any dividend, if declared, will also be subject to increases or decreases dependent upon, among other things, the past, prevailing and projected gold prices.

Selected Eldorado Unaudited Pro Forma Consolidated Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Eldorado’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Schedule B to this Circular. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of Eldorado as at September 30, 2011 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on September 30, 2011. The pro forma consolidated statement of operations for the year ended December 31, 2010 has been prepared from the audited consolidated statements of operations for the year ended December 31, 2010 with unaudited IFRS transitional adjustments as reported in the unaudited March 31, 2011 interim financial statements and gives effect to the successful completion of the Arrangement as if the transaction occurred on January 1, 2010. The pro forma consolidated statement of operations for the nine month period ended September 30, 2011 has been prepared from the unaudited interim condensed consolidated income statement of Eldorado for the nine month period ended September 30, 2011 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2010.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Eldorado and European Goldfields. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Eldorado and the accompanying notes included in Schedule B to this Circular.

	Summary of unaudited pro forma information of Eldorado (In thousands of US Dollars, except per share amounts)

	Pro Forma (IFRS)

	Nine months ended September 30, 2011	Year ended December 31, 2010
Consolidated Statement of Operations
Metal sales	836,225	841,030
Operating profit	332,695	206,620
Net income attributable to Eldorado Shareholders	185,585	110,620

Net income per share - basic	0.26	0.16
Net income per share - diluted	0.26	0.16

Consolidated Balance Sheet
Cash and cash equivalents	343,848	N/A
Assets	6,729,403	N/A
Liabilities	1,153,877	N/A
Debt, including current portion	104,942	N/A
Shareholders’ equity attributable to Eldorado Shareholders	5,381,413	N/A
Non-controlling interest	194,113	N/A

Post-Arrangement Shareholdings and Principal Shareholders

Assuming that: (i) all of the European Goldfields Shares outstanding (as at January 19, 2012) are acquired upon completion of the Arrangement, (ii) all of the European Goldfields Shares issuable, pursuant to the Plan of Arrangement, to holders of European Goldfields RSUs outstanding (as at January 19, 2012) are acquired upon completion of the Arrangement, (iii) holders of “in-the-money” European Goldfields Options elect to exercise their European Goldfields Options prior to the Effective Time and the European Goldfields Shares issuable are acquired pursuant to the Arrangement and the remaining holders of European Goldfields Options outstanding (as at January 19, 2012) elect to receive Replacement Options rather than exercise their European Goldfields Options prior to the Effective Time, and (iv) all holders of European Goldfields DPUs outstanding (as at January 19, 2012) make the European Goldfields DPU Election, Eldorado would issue an aggregate of approximately 163,220,632 Eldorado Shares in connection with the Arrangement, which would result in there being a total of approximately 714,903,549 Eldorado Shares issued and outstanding (based on the number of Eldorado Shares outstanding as at the Record Date) following the completion of the Arrangement and the receipt by European Goldfields DPU Holders of the European Goldfields DPU Election Consideration, with current Eldorado Shareholders holding in the aggregate approximately 77% of the outstanding Eldorado Shares and Former European Goldfields Shareholders holding approximately 23% of the outstanding Eldorado Shares (each on a non-diluted basis).

The maximum number of Eldorado Shares that could be issued pursuant to the Arrangement is 164,764,798, which number includes, for greater certainty, all of the Eldorado Shares that could be issued in the event that all of the European Goldfields Options outstanding (as at January 19, 2012) are exercised to receive European Goldfields Shares prior to the Effective Date.

Other than Fidelity Management & Research Company of Boston and its affiliates who owns or controls approximately 82,723,337 Eldorado Shares (15.10%) and BlackRock who owns or controls approximately 70,123,149 Eldorado Shares (12.71%), to the knowledge of the directors and executive officers of Eldorado, following completion of the Arrangement there will be no person or company that beneficially owns or controls, directly or indirectly, or exercises control or direction over, voting securities of Eldorado carrying 10% or more of the voting rights attached to any class of voting securities of Eldorado.

Information Concerning Eldorado

Overview

Eldorado is a mid-tier gold producer principally engaged in the operation, acquisition and development of, and exploration for, gold producing properties and assets.  At present, Eldorado operates five gold mines – Kisladag and Efemcukuru in Turkey, Jinfeng, Tanjianshan and White Mountain in China and one iron ore mine, the Vila Nova mine in Brazil – and is developing mining projects and exploring for gold in Brazil, Greece, Turkey and China.  Eldorado Shares are listed on the TSX (symbol: ELD), NYSE (symbol: EGO) and trade as CDIs on the ASX (symbol: EAU).

Eldorado is a corporation amalgamated under the laws of Canada and has its principal office at Suite 1188, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.  Eldorado’s telephone number is 604-687-4018 and website is www.eldoradogold.com.  The information contained in Eldorado’s website is not incorporated by reference in this Circular.

Eldorado is a reporting issuer or the equivalent in all provinces of Canada and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com. Eldorado is also an SEC registrant and accordingly files with or furnishes to the SEC certain documents. Such documents are available at www.sec.gov. In addition, Eldorado is a registrant with the ASX and files with or furnishes to ASX certain documents.  Such documents are available at www.asx.com.au.

Property Information

Since filing the Eldorado Annual Information Form in March of 2011, Eldorado has completed updated technical reports on its Tocantinzinho development project in northern Brazil and its Jinfeng gold mine in southwest China.  Updated disclosure concerning the Tocantinzinho development project and the Jinfeng gold mine based on these reports is contained in Schedule E of this Circular.  This disclosure is intended to supercede the information concerning the Tocantinzinho development project and the Jinfeng gold mine contained in the Eldorado Annual Information Form.

For information on each of Eldorado’s other properties, please refer to the Eldorado Annual Information Form which may be obtained through the SEDAR website at www.sedar.com.

Share Capital of Eldorado

For a description of Eldorado’s share capital, see the section of this Circular entitled, “Eldorado Post Arrangement – Description of Share Capital”.

Price Range and Trading Volumes of Eldorado Shares

The principal markets on which the Eldorado Shares trade are the TSX and NYSE. CDIs are traded on the ASX.  The following tables set forth, for the periods indicated, the reported high and low quotations and the aggregate volume of trading of the Eldorado Shares on the TSX, NYSE and the CDIs on the ASX.

	TSX			NYSE			ASX
Period	High	Low	Volume	High	Low	Volume	High	Low	Volume
	(Cdn.$)	(Cdn.$)		($)	($)		(A$)	(A$)
2011
January	$18.20	$15.43	49,145,499	$18.70	$15.45	17,948,545	$18.45	$15.83	893,307
February	$17.43	$15.88	38,562,012	$17.68	$15.91	13,972,428	$17.49	$15.92	1,059,395
March	$16.87	$14.32	42,258,821	$17.32	$14.45	17,522,004	$17.00	$14.51	3,381,924
April	$17.65	$15.27	39,038,056	$18.67	$15.84	17,004,112	$17.15	$15.37	609,676
May	$17.72	$14.42	57,967,750	$18.67	$14.76	22,502,839	$16.79	$14.10	1,003,641
June	$15.41	$13.09	42,425,720	$15.84	$13.35	21,711,446	$14.97	$12.59	1,927,881
July	$17.98	$13.80	55,247,755	$18.98	$14.16	20,908,305	$17.48	$13.43	511,733
August	$20.06	$16.51	79,425,021	$20.29	$16.77	32,168,131	$19.48	$14.25	777,286
September	$21.95	$17.40	52,139,029	$22.12	$16.69	27,801,668	$20.55	$16.93	626,344
October	$19.66	$16.16	43,203,605	$19.78	$15.23	18,369,306	$18.28	$16.02	431,620
November	$20.17	$16.93	39,948,553	$19.87	$16.30	15,265,149	$19.49	$16.32	600,235
December	$18.73	$13.28	55,366,470	$18.45	$12.84	20,686,881	$17.82	$13.07	599,452
2012
January (1 to 20)	$15.13	$13.66	29,505,350	$14.90	$13.48	9,343,930	$14.46	$13.15	222,469

The closing price of the Eldorado Shares on the TSX, NYSE and ASX on December 16, 2011, the last trading day prior to the announcement of Eldorado’s intention to acquire European Goldfields, was Cdn.$15.39, $14.98 and A$14.91, respectively.

The closing price of the Eldorado Shares on the TSX, NYSE and ASX on January 20, 2012 was Cdn.$13.75, $13.59 and A$13.15, respectively.

Prior Sales

For the 12-month period prior to the date of this Circular, Eldorado has issued the Eldorado Shares and Eldorado Options listed in the table below:

Date	Security	Price per Security (Cdn.$)	Number of Securities
January 18, 2011	Eldorado Shares(1)	$13.23	5,000
January 18, 2011	Eldorado Shares(1)	$4.88	6,667
January 18, 2011	Eldorado Shares(1)	$7.78	7,000
January 28, 2011	Eldorado Shares(1)	$4.88	1,250
January 31, 2011	Eldorado Shares(1)	$13.23	37,332
February 7, 2011	Eldorado Shares(1)	$4.88	100,000
February 23, 2011	Eldorado Options	$16.66	747,610
February 23, 2011	Eldorado Shares(1)	$13.23	16,666
February 23, 2011	Eldorado Options	$16.66	2,548,435
February 23, 2011	Eldorado Shares(1)	$4.88	11,334
March 1, 2011	Eldorado Shares(1)	$4.88	34,000
March 1, 2011	Eldorado Shares(1)	$13.23	9,733
March 1, 2011	Eldorado Shares(1)	$9.25	2,500
March 3, 2011	Eldorado Shares(1)	$4.88	10,000
March 9, 2011	Eldorado Shares(2)	$14.82	10,125
March 22, 2011	Eldorado Options	$15.99	150,000
March 22, 2011	Eldorado Shares(1)	$4.88	10,000
March 22, 2011	Eldorado Shares(1)	$13.23	16,666

Date	Security	Price per Security (Cdn.$)	Number of Securities
March 25, 2011	Eldorado Shares(2)	$14.82	33,750
April 4, 2011	Eldorado Shares(1)	$4.88	71,667
April 6, 2011	Eldorado Shares(1)	$5.00	10,000
April 6, 2011	Eldorado Shares(1)	$6.44	190,000
April 6, 2011	Eldorado Shares(1)	$4.88	33,333
April 8, 2011	Eldorado Shares(1)	$4.88	1,500
April 8, 2011	Eldorado Shares(1)	$13.23	8,333
April 8, 2011	Eldorado Shares(2)	$14.82	5,192
April 11, 2011	Eldorado Shares(2)	$14.82	3,375
April 15, 2011	Eldorado Shares(1)	$13.23	108,333
April 20, 2011	Eldorado Shares(2)	$14.82	6,750
April 21, 2011	Eldorado Shares(2)	$14.82	10,462
May 3, 2011	Eldorado Shares(2)	$14.82	26,975
May 5, 2011	Eldorado Shares(1)	$4.88	15,000
May 10, 2011	Eldorado Options	$15.22	100,000
May 11, 2011	Eldorado Shares(1)	$4.88	30,000
May 16, 2011	Eldorado Shares(1)	$4.88	20,000
May 25, 2011	Eldorado Shares(1)	$13.23	45,000
June 1, 2011	Eldorado Options	$15.37	150,000
June 1, 2011	Eldorado Options	$15.37	133,646
July 4, 2011	Eldorado Shares(1)	$4.88	2,000
July 5, 2011	Eldorado Shares(1)	$13.23	5,000
July 13, 2011	Eldorado Shares(1)	$13.23	80,000
July 13, 2011	Eldorado Shares(1)	$4.88	20,000
July 14, 2011	Eldorado Shares(1)	$13.23	25,000
July 14, 2011	Eldorado Shares(1)	$15.37	50,000
July 14, 2011	Eldorado Shares(1)	$7.12	2,000
July 14, 2011	Eldorado Shares(1)	$5.15	1,000
July 14, 2011	Eldorado Shares(1)	$4.88	40,000
August 3, 2011	Eldorado Shares(1)	$13.23	28,666
August 3, 2011	Eldorado Shares(1)	$9.25	1,000
August 3, 2011	Eldorado Shares(1)	$16.66	10,000
August 3, 2011	Eldorado Shares(1)	$4.88	20,000
August 8, 2011	Eldorado Shares(1)	$4.88	230,934
August 8, 2011	Eldorado Shares(1)	$13.23	15,667
August 8, 2011	Eldorado Shares(1)	$9.25	5,000
August 8, 2011	Eldorado Shares(1)	$9.25	1,000
August 8, 2011	Eldorado Shares(1)	$5.15	1,500
August 9, 2011	Eldorado Shares(1)	$9.25	2,000
August 9, 2011	Eldorado Shares(1)	$7.78	45,000
August 9, 2011	Eldorado Shares(1)	$7.12	5,000
August 10, 2011	Eldorado Shares(1)	$4.88	407,567
August 10, 2011	Eldorado Shares(1)	$13.23	125,265
August 10, 2011	Eldorado Shares(1)	$9.25	7,500
August 10, 2011	Eldorado Shares(1)	$16.66	5,000
August 10, 2011	Eldorado Shares(1)	$7.12	10,000
August 10, 2011	Eldorado Shares(1)	$7.78	15,000
August 11, 2011	Eldorado Shares(1)	$13.23	23,633
August 11, 2011	Eldorado Shares(1)	$16.66	5,000
August 11, 2011	Eldorado Shares(1)	$7.12	50,000
August 15, 2011	Eldorado Shares(1)	$9.81	20,000
August 15, 2011	Eldorado Shares(1)	$13.23	15,000
August 15, 2011	Eldorado Shares(1)	$16.66	5,000
August 16, 2011	Eldorado Shares(1)	$13.23	96,667
August 16, 2011	Eldorado Shares(1)	$16.66	28,958
August 16, 2011	Eldorado Shares(1)	$4.88	3,367
August 17, 2011	Eldorado Shares(1)	$6.44	20,000
August 18, 2011	Eldorado Shares(1)	$16.66	15,000
August 18, 2011	Eldorado Shares(1)	$13.23	10,000
August 22, 2011	Eldorado Shares(1)	$4.88	5,000
August 22, 2011	Eldorado Shares(1)	$13.23	14,999
August 22, 2011	Eldorado Shares(1)	$16.66	23,333
August 19, 2011	Eldorado Shares(1)	$6.44	20,000
August 19, 2011	Eldorado Shares(1)	$4.88	1,834
August 19, 2011	Eldorado Shares(1)	$9.25	2,000
August 19, 2011	Eldorado Shares(1)	$13.23	1,666
August 29, 2011	Eldorado Shares(1)	$9.81	13,300
August 29, 2011	Eldorado Shares(1)	$6.44	34,000

Date	Security	Price per Security (Cdn.$)	Number of Securities
August 29, 2011	Eldorado Shares(1)	$7.12	34,000
August 29, 2011	Eldorado Shares(1)	$5.01	2,500
August 31, 2011	Eldorado Shares(1)	$13.23	5,000
August 31, 2011	Eldorado Shares(1)	$9.25	30,000
September 1, 2011	Eldorado Shares(1)	$7.12	500
September 1, 2011	Eldorado Shares(1)	$13.23	28,333
September 1, 2011	Eldorado Shares(1)	$4.88	38,000
September 1, 2011	Eldorado Shares(1)	$6.44	100,000
September 2, 2011	Eldorado Shares(1)	$4.88	33,400
September 2, 2011	Eldorado Shares(1)	$13.23	52,999
September 2, 2011	Eldorado Shares(1)	$16.66	31,666
September 2, 2011	Eldorado Shares(1)	$7.90	67
September 2, 2011	Eldorado Shares(1)	$11.40	20,000
September 2, 2011	Eldorado Shares(1)	$9.25	2,000
September 2, 2011	Eldorado Shares(1)	$7.12	10,000
September 2, 2011	Eldorado Shares(1)	$6.44	10,000
September 6, 2011	Eldorado Shares(1)	$4.88	17,100
September 6, 2011	Eldorado Shares(1)	$13.23	26,633
September 6, 2011	Eldorado Shares(1)	$16.66	24,932
September 6, 2011	Eldorado Shares(1)	$9.25	4,000
September 6, 2011	Eldorado Shares(1)	$7.78	7,500
September 7, 2011	Eldorado Shares(1)	$4.88	10,000
September 7, 2011	Eldorado Shares(1)	$6.90	21,000
September 7, 2011	Eldorado Shares(1)	$12.86	7,500
September 7, 2011	Eldorado Shares(1)	$16.66	15,000
September 7, 2011	Eldorado Shares(1)	$13.23	5,000
September 7, 2011	Eldorado Shares(1)	$15.37	30,000
September 8, 2011	Eldorado Shares(1)	$16.66	15,000
September 8, 2011	Eldorado Shares(1)	$13.23	24,999
September 8, 2011	Eldorado Shares(1)	$12.86	60,000
September 8, 2011	Eldorado Shares(1)	$7.12	100,000
September 9, 2011	Eldorado Shares(1)	$16.66	16,463
September 9, 2011	Eldorado Shares(1)	$4.88	33,000
September 9, 2011	Eldorado Shares(1)	$13.23	12,000
September 9, 2011	Eldorado Shares(1)	$16.66	10,000
September 29, 2011	Eldorado Shares(1)	$4.88	8,334
September 29, 2011	Eldorado Shares(1)	$13.23	5,000
September 29, 2011	Eldorado Shares(1)	$16.66	5,000
November 7, 2011	Eldorado Options	$19.19	40,000
November 7, 2011	Eldorado Shares(1)	$4.88	25,000
November 7, 2011	Eldorado Shares(1)	$13.23	20,000
November 7, 2011	Eldorado Shares(1)	$4.88	100,000
November 9, 2011	Eldorado Shares(1)	$7.12	500
December 5, 2011	Eldorado Shares(1)	$4.88	25,500

Notes:
(1) Issued upon exercise of previously issued Eldorado Options.
(2) Issued upon conversion of warrants under a plan of arrangement with Brazauro Resources Corporation.

Consolidated Capitalization

The following table sets forth Eldorado’s consolidated capitalization as at September 30, 2011, adjusted to give effect to the material changes in the Eldorado Shares since September 30, 2011, the date of Eldorado’s most recent interim consolidated financial statements, and further adjusted to give effect to the Arrangement.  The table should be read in conjunction with the interim consolidated financial statements of Eldorado as at and for the three and nine month periods ended September 30, 2011, including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Circular.

	As at September 30, 2011	As at September 30, 2011 after giving effect to options exercised during the period since September 30, 2011	As at September 30, 2011 after giving effect to the completion of the Arrangement
	(in thousands of dollars)	(in thousands of dollars)	(in thousands of dollars)
Eldorado share capital	$2,854,369	$2,855,689	$5,105,791
	(551,511,917 Eldorado Shares)	(551,682,917 Eldorado Shares)	(714,903,549 Eldorado Shares)
Cash, Cash Equivalents, and Short-Term Investments(1)	$416,232	$417,216	$404,521
Total Debt	$104,942	$104,942	$104,942
Note: (1) Includes Restricted Cash of $55,417 and marketable securities of $4,272.

Risk Factors

An investment in the Eldorado Shares is subject to certain risks. Investors should carefully consider the risk factors described under the heading “Risk Factors in our Business” in the Eldorado Annual Information Form, which is incorporated by reference in this Circular, as well as the risk factors set forth elsewhere in this Circular.

Auditors, Transfer Agents and Registrars

The auditors of Eldorado are KPMG LLP, Chartered Accountants, Vancouver, British Columbia. KPMG was first appointed as the auditors of Eldorado in June of 2009.

Valiant at its office in Vancouver, British Columbia, is the transfer agent and registrar for the Eldorado Shares. The Eldorado CDI subregistry is held by Link Market Services Limited at its office in Sydney, New South Wales, Australia.

Documents Incorporated by Reference and Further Information

Information regarding Eldorado has been incorporated by reference in this Circular from documents filed by Eldorado with the securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference regarding Eldorado may be obtained on request without charge from the Corporate Secretary of Eldorado, Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, telephone: 604-601-6655 or may be obtained through the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov.

The following documents of Eldorado, filed with the various securities commissions or similar authorities in certain of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part, of this Circular:

(a)	the Eldorado Annual Information Form dated March 30, 2011 for the year ended December 31, 2010;

(b)
the audited consolidated financial statements of Eldorado and the notes thereto as at December 31, 2010 and 2009 and for each of the years ended December 31, 2010 and 2009, together with the notes thereto, the auditors’ report thereon, found at pages 52 through 100 of the 2010 annual report of Eldorado and the management’s discussion and analysis in respect thereof found at pages 15 through 50 of the 2010 annual report of Eldorado;

(c)
the unaudited interim condensed consolidated financial statements of Eldorado and the notes thereto for the three and nine months ended September 30, 2011 and 2010 together with the management’s discussions and analysis in respect thereof;

(d)	the management information circular of Eldorado dated March 23, 2011 prepared in connection with the annual meeting of Eldorado Shareholders held on May 5, 2011;

(e)	the material change report of Eldorado dated January 13, 2011 in respect of Eldorado’s report on its 2010 operating results and operating guidance for 2011;

(f)	the material change report of Eldorado dated February 18, 2011 in respect of financial and operating results for the fourth quarter ended December 31, 2010;

(g)	the material change report of Eldorado dated May 6, 2011 in respect of Eldorado’s financial and operating results for the first quarter ended March 31, 2011;

(h)	the material change report of Eldorado dated May 27, 2011 in respect of Eldorado’s report on certain changes to its board of directors and executive management team;

(i)
the material change report of Eldorado dated June 17, 2011 in respect of the receipt by Eldorado, through its 100% owned subsidiary Tuprag Metal Madencilik Sanayi ve Ticaret, of its trial opening permit at the Efemcukuru Gold Project in Izmir and the supplementary environmental impact assessment positive certificate at Kisladag Gold Mine in Usak;

(j)
the material change report of Eldorado dated July 29, 2011 in respect of the Board declaring that Eldorado will pay an eligible dividend of Cdn.$0.06 per Eldorado Share on August 26, 2011 to the holders of outstanding Eldorado Shares as of the close of business on the record date of August 12, 2011;

(k)	the material change report of Eldorado dated July 29, 2011 in respect of Eldorado’s financial and operating results for the second quarter ended June 30, 2011;

(l)
the material change report of Eldorado dated August 24, 2011 in respect of the results of the Kisladag expansion study carried out by Eldorado and its consultants to examine the potential for expansion of the 100% owned Kisladag mine operation located in western Turkey;

(m)	the material change report of Eldorado dated November 4, 2011 in respect of Eldorado’s financial and operating results for the third quarter ended September 30, 2011;

(n)	the material change report of Eldorado dated December 23, 2011 in respect of the Arrangement and the Arrangement Agreement; and

(o)	the material change report of Eldorado dated January 10, 2012 in respect of Eldorado’s report on its 2011 operating results and operating guidance for 2012.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Eldorado with any securities commission or similar regulatory authority in Canada subsequent to the date of this Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Circular. Other than the announcement of the Arrangement and the material change reports referenced above, Eldorado is not aware of any information that indicates any material change in the affairs of Eldorado since the date of the last published financial statements of Eldorado.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information contained in or otherwise accessed through Eldorado’s website (www.eldoradogold.com), or any other website, does not form part of this Circular.  All such references to Eldorado’s website are inactive textual references only.

Information Concerning European Goldfields

Overview

European Goldfields is engaged in the acquisition, exploration, development and production of precious and base metal properties. European Goldfields is currently focused in South-East Europe, specifically Greece, Romania and Turkey, with assets owned through local subsidiaries.  The current source of cash flow is from the sale of lead, zinc and silver from the Stratoni mine in Greece.

European Goldfields’ key development properties are Skouries and Olympias in Greece and Certej in Romania, as well as an interest in a portfolio of exploration properties in Greece, Romania and Turkey.  European Goldfields plans to build on its operating assets by expanding current mining operations, bringing development projects on stream and advancing its exploration activities.

European Goldfields is a corporation organized under the laws of Yukon and has its registered office located at Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon, Canada  Y1A 3T2.  Its London office is located at Level 3, 11 Berkeley Street, London, England  W1J 8DS.  European Goldfields’ telephone number is 44 (0)20 7408 9534 and its website is www.egoldfields.com.  Information contained in European Goldfields’ website is not incorporated by reference in this Circular.

For further information regarding European Goldfields, refer to European Goldfields’ filings with the Canadian securities regulatory authorities which may be obtained through SEDAR at www.sedar.com.

Qatar Transactions

On October 3, 2011, European Goldfields announced that it had agreed to a Heads of Terms with Qatar Holding for the provision of a $600 million, seven year senior secured loan facility with equity participation (the “European Goldfields Facility”).

Pursuant to the Heads of Terms, the European Goldfields Facility will be structured as a $600 million seven year loan at an interest margin of 7% above the six month LIBOR per annum and will be repayable in eight equal instalments commencing in 2015.  The loan will be secured over European Goldfields’ Greek assets, including a pledge of the shares of all intermediate holding companies, and will contain certain informational and financial covenants.  The equity participation feature of the European Goldfields Facility will encompass the issuance to Qatar Holding of warrants for the purchase of 40,444,913 European Goldfields Shares at a strike price of Cdn.$9.08 per European Goldfields Share.

European Goldfields also announced that it proposed to offer unsecured loan notes with warrants for $150 million (the “European Goldfields Loan Notes”) to be made available to existing European Goldfields Shareholders on the same economic terms as the European Goldfields Facility.  The European Goldfields Loan Notes will be listed on an international exchange and will include the normal terms and conditions for such an instrument.  The aggregate proceeds of $750 million from the European Goldfields Facility and the European Goldfields Loan Notes are expected to fully finance European Goldfields’ entire project portfolio.  The European Goldfields Facility and the European Goldfields Loan Notes require shareholder approval.  European Goldfields has adjourned the special meeting scheduled for December 22, 2011, which was called to approve the European Goldfields Facility and the European Goldfields Loan Notes until after the Eldorado Shareholders and the European Goldfields Shareholders vote on the Arrangement.

European Goldfields also announced that it was advised that in two separate transactions, Qatar Holding (through a wholly-owned subsidiary) has acquired from Aktor Construction and Mr. Dimitrios Koutras collectively, an aggregate of 18,202,687 European Goldfields Shares at Cdn.$10.00 per European Goldfields Share (representing 9.9% of the undiluted share capital of European Goldfields at the time of the announcement) and has entered into a call option agreement allowing it to acquire a further 9,373,390 European Goldfields Shares at a price of Cdn.$13.00 per European Goldfields Share with Aktor Construction.  As a result and prior to the exercise of the call option, Aktor Construction held 22,447,246 European Goldfields Shares and Mr. Koutras held 5,521,387 European Goldfields Shares.

The authorized share capital of European Goldfields consists of an unlimited number of European Goldfields Shares without nominal or par value and an unlimited number of preferred shares, issuable in series, without par or nominal value.  As at January 19, 2012, 183,932,340 European Goldfields Shares were issued and outstanding and no preferred shares were issued and outstanding.

The European Goldfields Shares have attached to them the rights, privileges, restrictions and conditions as follows:

(a)
voting – the holders of European Goldfields Shares are entitled to receive notice of and to attend and vote at all meetings of European Goldfields and each European Goldfields Share confers the right to one vote in person or by proxy at all meetings, other than meetings of the holders of any other class of shares of European Goldfields;

(b)	dividends – subject to the rights of the holders of preferred shares, the holders of European Goldfields Shares are in each year, in the discretion of the European

Goldfields Board, entitled out of monies lawfully available for dividends to pay dividends in such amounts as may be determined in the absolute discretion of the European Goldfields Board from time to time; and

(c)
liquidation, dissolution or winding-up – subject to the rights of the holders of preferred shares, in the event of liquidation, dissolution or winding-up of European Goldfields, whether voluntary or involuntary, or any other distribution of the assets of European Goldfields among its members for the purposes of winding up its affairs, the remaining property and assets will be distributed rateably to the holders of the European Goldfields Shares.

European Goldfields has never paid dividends on the European Goldfields Shares and it is not expected that it will be in a position to pay dividends in the foreseeable future.  Any earnings will be reinvested in developing the business of European Goldfields and its subsidiaries.  The declaration and payment of any future dividends and the amount of any such dividends will depend upon European Goldfields’ results, financial condition, cash requirements, future prospects, profits available and other factors deemed by the European Goldfields Board to be relevant at the time.

Price Range and Trading Volume of European Goldfields Shares

The European Goldfields Shares are listed and trade on the TSX and on AIM under the trading symbol “EGU”.  The following table sets forth the price range for and trading volume of the European Goldfields Shares as reported by the TSX and AIM for the periods indicated.

	TSX			AIM
Period	High	Low	Volume	High	Low	Volume
	(Cdn.$)	(Cdn.$)		(£)	(£)

2011
January	15.89	12.89	15,976,091	10.00	8.48	4,086,824
February	17.37	11.09	19,336,280	10.78	7.05	7,359,385
March	14.00	11.21	13,935,716	8.70	7.05	3,364,258
April	13.50	10.10	13,571,224	8.15	6.47	3,381,693
May	13.62	10.70	14,011,304	8.44	6.95	1,822,455
June	13.62	8.86	24,883,064	8.47	5.75	3,475,298
July	13.84	9.87	20,962,940	9.10	6.50	4,913,775
August	12.76	10.12	9,857,339	8.01	6.45	1,900,122
September	13.04	8.12	15,802,496	8.23	5.23	2,555,034
October	11.50	8.53	9,650,886	7.16	5.38	16,076,089
November	11.65	8.91	7,354,935	7.10	5.51	1,103,228
December	13.50	9.80	24,153,456	8.63	6.22	2,687,364

2012
January (1 to 20)	12.83	11.60	7,708,369	8.10	7.40	1,656,738

The Exchange Ratio of 0.85 of an Eldorado Share for each European Goldfields Share represents a value of Cdn.$13.08 per share based on the closing price of Cdn.$15.39 per Eldorado Share on the TSX on December 16, 2011 (the last trading day prior to the announcement of the Arrangement).

Prior Sales

The following table below sets out information regarding the issuance of European Goldfields Shares by European Goldfields during the twelve months prior to the date of this Circular.

Date	Number of European Goldfields Shares Issued	Price per share/Exercise Price per Security (Cdn.$)	Reason for Issuance
March 2011	35,011	11.36	Withholdings
March 2011	15,364	11.36	RSUs Vested
March 2011	18,375	11.36	RSUs Vested
March 2011	16,009	12.24	RSUs Vested
March 2011	1,736	12.24	RSUs Vested
March 2011	1,967	12.24	RSUs Vested
March 2011	18,204	12.24	Withholdings
April 2011	33,858	12.38	Exercise of European Goldfields Options
May 2011	9,171	13.14	Exercise of European Goldfields Options
August 2011	3,831	11.71	Withholdings
August 2011	817	11.71	RSUs Vested
August 2011	6,518	11.86	Exercise of European Goldfields Options
August 2011	5,661	11.86	Withholdings
November 2011	75,000	10.27	RSUs Vested

The following table below sets out information regarding the issuance of European Goldfields RSUs and European Goldfields Options by European Goldfields during the twelve months prior to the date of this Circular.

Date	Number of RSUs/ European Goldfields Options Issued	Price per share/Exercise Price per Security (Cdn$)	Reason for Issuance
March 2011	35,000	NIL	RSUs Granted
May 2011	200,000	12.65	European Goldfields Options Granted
May 2011	200,000	NIL	RSUs Granted
August 2011	25,000	11.26	European Goldfields Options Granted
November 2011	31,874	NIL	RSUs Granted
November 2011	17,526	NIL	RSUs Granted
November 2011	21,557	NIL	RSUs Granted
December 2011	142,239	NIL	RSUs Granted
December 2011	343,331	NIL	RSUs Approved (Not Granted)

Consolidated Capitalization

The following table sets forth European Goldfields’ consolidated capitalization as at September 30, 2011, adjusted to give effect to any material changes in the share capital of European Goldfields since September 30, 2011, the date of European Goldfields’ most recent interim consolidated financial statements.  The table should be read in conjunction with the interim consolidated financial statements of European Goldfields for the three and nine month periods ended September 30, 2011 including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained or incorporated in or incorporated by reference in this Circular.

	As at September 30, 2011	As at September 30, 2011 with adjustments for subsequent material changes
	(in thousands of dollars)	(in thousands of dollars)
European Goldfields share capital	$583,958	N/A
	(183,857,340 European Goldfields Shares)	(183,857,340 European Goldfields Shares)
Cash, Cash Equivalents, and Short-Term Investments	$24,309	N/A
Total Debt	$0	N/A

Risk Factors

The acquisition of European Goldfields is subject to certain risks. Investors should carefully consider the risk factors described under the heading “Risk Factors” in European Goldfields’ annual information form for the year ended December 31, 2010 which is incorporated by reference in this Circular, as well as the risk factors set forth elsewhere in this Circular.

Documents Incorporated by Reference and Further Information

Information regarding European Goldfields has been incorporated by reference in this Circular from documents filed by European Goldfields with the securities commissions or similar authorities in Canada.  Eldorado understands that copies of the documents incorporated herein by reference regarding European Goldfields may be obtained on request without charge from European Goldfields at Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon  Y1A 3T2, Canada or European Goldfields (Services) Limited at Level 3, 11 Berkeley Street, London  W1J 8DS, United Kingdom or by telephone at +44 (0)20 7408 9534.  Copies of documents incorporated by reference may also be obtained by accessing www.sedar.com.

The following documents of European Goldfields, filed with the various commissions or similar authorities in certain provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	annual information form of European Goldfields dated March 31, 2011 for the year ended December 31, 2010;

(b)
annual audited consolidated financial statements of European Goldfields as at and for the years ended December 31, 2010 and December 31, 2009, together with the notes thereto, the auditors’ report thereon and the management’s discussion and analysis in respect thereof;

(c)
the unaudited interim condensed consolidated financial statements of European Goldfields as at September 30, 2011 and for the three and nine month periods ended September 30, 2011 and September 30, 2010, together with the notes thereto and the management’s discussion and analysis in respect thereof;

(d)	management information circular of European Goldfields dated April 11, 2011 in connection with the annual meeting of European Goldfields Shareholders to be held on May 13, 2011;

(e)	management information circular of European Goldfields dated November 23, 2011 in connection with the special meeting of European Goldfields Shareholders to be held on December 22, 2010;

(f)
material change report of European Goldfields dated July 25, 2011 in respect of the updated mineral resource and mineral reserve estimate as disclosed in a National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report dated July 14, 2011 entitled “Skouries CU/AU Project, Greece, NI 43-101 Report”;

(g)
material change report of European Goldfields dated July 25, 2011 in respect of the updated mineral resource and mineral reserve estimate as disclosed in a NI 43-101 technical report dated July 14, 2011 entitled “Technical Report on the Olympias Project – Au Pb Zn Ag Deposit, Northern Greece”;

(h)
material change report of European Goldfields dated October 11, 2011 in respect of the European Goldfields Facility and the European Goldfields Loan Notes and the binding heads of agreement between Aktor Construction and Qatar Holding regarding the call option; and

(i)	material change report of European Goldfields dated December 23, 2011 in respect of the Arrangement and the Arrangement Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by European Goldfields with any securities commission or similar regulatory authority in Canada subsequent to the date of this Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information contained in or otherwise accessed through European Goldfields’ website (www.egoldfields.com), or any other website, does not form part of this Circular.

Interest of Informed Persons in Material Transactions

Since January 1, 2010, no informed person of Eldorado or any associate or affiliate of an informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect Eldorado or its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2010, or (b) associate or affiliate of a person in (a), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Special Meeting.

Experts

The audited financial statements of Eldorado incorporated by reference in this Circular for the years ended December 31, 2010 and 2009 have been audited by KPMG LLP, an independent registered chartered accounting firm.  KPMG LLP are independent of Eldorado within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

The audited consolidated financial statements of European Goldfields incorporated by reference in this Circular for the years ended December 31, 2010 and 2009 have been audited by Ernst & Young LLP, an independent registered chartered accounting firm.  Ernst & Young LLP are independent of European Goldfields within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of England and Wales.

As at the date of this Circular, the partners and associates of each of GMP and BofA Merrill Lynch, beneficially own, directly or indirectly, less than 1% of the issued and outstanding Eldorado Shares and less than 1% of the issued and outstanding European Goldfields Shares.

The scientific and technical information relating to Eldorado contained in this Circular, together with any documents incorporated by reference herein, including, but not limited to exploration results, mineral resources and mineral reserves is based on information and reports prepared by or under the supervision of: (i) Stephen Juras, Ph.D., P.Geo, Rick Alexander, P.Eng., Norman Pitcher, P.Geo., Richard Miller, P. Eng., Sean Gregersen, P.Eng., Peter Lewis, PhD., P.Geo.; each of whom is a Member of the Association of Professional Engineers and Scientists of British Columbia; (ii) Peter Perkins, CEng. BSc(Eng), ARSM who is a Member of the Institute of Materials, Minerals and Mining and The Southern African Institute of Mining and Metallurgy; (iii) Roberto Rodrigues Costa, Mining and Metallurgical Engineer who is a Member of Conselho Regional de Engenheira Arquitetura; and (iv) Paul Skayman, FAusIMM, John Hearne, FAusIMM(CP), Scott Cowie, BE (Mining), LLB, MAusIMM(CP) and Michael Warren, BSC. (Mining Eng.), MBA, FAusIMM, FAICD, each of whom is a Member or Fellow of The Australasian Institute of Mining and Metallurgy:

Messrs. Juras, Alexander, Pitcher, Miller, Gregersen, Lewis, and Skayman are each a full-time employee of Eldorado.  Mr. Perkins is a full-time employee of Jacobs E&C Ltd.  Mr. Hearne is a full-time employee of Coffey Mining Pty Ltd. Mr. Cowie is a full-time employee of TetraTech Australia Pty. Ltd.  Mr. Warren is a full-time employee of SRK Consulting Australasia Pty. Ltd.  Mr. Costa is a principal of Roberto Costa Engenharia Ltda.

Messrs. Juras, Alexander, Pitcher, Miller, Gregersen, Lewis, Skayman, Perkins, Hearne, Cowie, Warren and Costa are each a qualified person in accordance with NI 43-101 and have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which such foregoing person is undertaking, as applicable, to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’.  As of the date hereof, the foregoing persons beneficially own, directly or indirectly, less than 1% of the issued and outstanding Eldorado Shares and European Goldfields Shares and consents to the inclusion in the Circular, together with any documents incorporated by reference herein, of the matters based on such person’s information and report(s) in the form and context in which it appears.

The scientific and technical information relating to European Goldfields contained in this Circular, together with any documents incorporated by reference herein, is based on information and reports prepared by or under the supervision of Tony Jackson, Patrick Forward, Antony Francis, Neil Liddell and David Smith.

Tony Jackson, Patrick Forward, Antony Francis, Neil Liddell and David Smith are each a qualified person in accordance with NI 43-101.  As of the date hereof, the foregoing persons beneficially own, directly or indirectly, less than 1% of the issued and outstanding Eldorado Shares and European Goldfields Shares.

Additional Information

Additional information relating to Eldorado can be found on SEDAR at www.sedar.com. You can find financial information relating to Eldorado in our comparative financial statements and management’s discussion and analysis for the most recently completed financial year.

See our management’s discussion and analysis, financial statements and the Eldorado Annual Information Form (or form 40-F) for additional information about Eldorado. These documents are available on our website at www.eldoradogold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

You can also request copies free of charge by contacting our Corporate Secretary:

Corporate Secretary Eldorado Gold Corporation Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5	info@eldoradogold.com 1.604.687.4018 / 1.888.353.8166 (call toll-free) 1.604.687.4026 (fax)

Additional copies of this Circular are also available on request.

Other Matters Which May Come Before The Special Meeting

Management of Eldorado knows of no matters to come before the Special Meeting other than as set forth in the Notice of Meeting and as described in this Circular.  However, if other matters which are not now known to management on the date hereof should properly come before the Special Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting all proxies returned.

Directors’ Approval

The undersigned hereby certifies that the contents and the mailing of this Circular have been approved by the Board.

DATED at Vancouver, British Columbia this 23rd day of January, 2012.

By order of the Board of Directors

“Dawn L. Moss”

Dawn L. Moss
Vice President, Administration and Corporate Secretary

Consent of Auditor

We have read the Management Information Circular (the “Circular”) of Eldorado Gold Corporation (“Eldorado”) dated January 23, 2012 relating to the proposed arrangement involving Eldorado and European Goldfields Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Circular of our report to the shareholders of Eldorado on the consolidated financial statements of Eldorado, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, the consolidated statements of operations, cash flows, shareholders’ equity and comprehensive income for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated March 16, 2011.

“KPMG LLP”
Chartered Accountants
Vancouver, Canada
January 23, 2012

Consent of Auditor

We have read the management information circular (the “Circular”) of Eldorado Gold Corporation (the “Company”) dated January 23, 2012 relating to the special meeting of the shareholders of the Company to approve the issuance of common shares of the Company in connection with an arrangement involving the Company and European Goldfields Limited (“European Goldfields”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the shareholders of European Goldfields on the audited consolidated balance sheets of European Goldfields as at December 31, 2010 and 2009 and the consolidated statements of profit and loss, shareholders’ equity, cash flows and other comprehensive income/(loss) for the years then ended. Our report is dated March 15, 2011.

“Ernst & Young LLP”
Chartered Accountants
London, United Kingdom
January 23, 2012

Consent of Financial Advisor

We refer to the opinion of our firm dated December 18, 2011 (the “Opinion”) which we prepared for the board of directors of Eldorado Gold Corporation (“Eldorado”) in connection with the arrangement involving Eldorado and European Goldfields Limited described in the management information circular of Eldorado dated January 23, 2012 (the “Circular”).  We consent to the inclusion of the Opinion and a summary thereof in the Circular and to the use of our name in the Circular.

In providing our consent, we do not intend or permit that any person other than the board of directors of Eldorado shall rely on the Opinion which remains subject to the analyses, assumptions, limitations and qualifications contained therein.

“GMP Securities L.P.”
January 23, 2012

Consent of Financial Advisor

We refer to the full text of the opinion of our firm dated December 18, 2011 (the “Opinion”) which we prepared solely for the board of directors of Eldorado Gold Corporation (“Eldorado”) in connection with the arrangement involving Eldorado and European Goldfields Limited described in the management information circular of Eldorado dated January 23, 2012 (the “Circular”).  We consent to the inclusion of the Opinion and a summary thereof in the Circular and to the use of our name in the Circular.

In providing our consent, we do not intend or permit that any person other than the board of directors of Eldorado shall rely on the Opinion which remains subject to the analyses, assumptions, limitations and qualifications contained therein.

“Merrill Lynch Canada Inc.”
January 23, 2012

SCHEDULE A

SHARE ISSUANCE RESOLUTION

BE IT RESOLVED THAT:

1.
The issuance of up to 167,189,798 common shares of Eldorado Gold Corporation (“Eldorado”) pursuant to the terms of the arrangement (as the arrangement may be, or may have been, modified or amended in accordance with its terms) (the “Arrangement”) under Section 195 of the Business Corporations Act (Yukon) involving Eldorado and European Goldfields Limited, a corporation existing under the laws of the Yukon Territory (“European Goldfields”), as set forth in the amended and restated arrangement agreement (the “Arrangement Agreement”) between European Goldfields and Eldorado, dated January 19, 2012 and all as more particularly described and set forth in the management information circular (the “Circular”) of Eldorado dated January 23, 2012, accompanying the notice of this meeting is hereby authorized, approved and adopted.

2.
The issuance of such number of Eldorado common shares as may be required to be issued pursuant to the exercise of the replacement share purchase options to be issued by Eldorado pursuant to the terms of the Arrangement, as more particularly described and set forth in the Circular, is hereby authorized, approved and adopted.

3.
Notwithstanding that this resolution has been passed by the shareholders of Eldorado, the board of directors of Eldorado is hereby authorized and empowered, without further notice to, or approval of, the shareholders of Eldorado:

(a)
to amend the terms of the Arrangement to the extent permitted by the Arrangement Agreement as it may deem appropriate in any manner, other than to increase the number of Eldorado common shares to be paid under the Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.
Any one or more directors or officers of Eldorado is hereby authorized, for and on behalf and in the name of Eldorado, to execute and deliver, whether under corporate seal of Eldorado or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Eldorado, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Eldorado;

A-1

(c)	such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-2

SCHEDULE B

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

eldorado gold

Unaudited pro forma consolidated financial statements

September 30, 2011

Phone: (604) 687-4018
Fax: (604) 687-4026

Toronto Stock Exchange: ELD
New York Stock Exchange: EGO

ELDORADO GOLD CORPORATION

Pro Forma Consolidated Balance Sheet
September 30, 2011
(Unaudited)

(Expressed in thousands of U.S. dollars)

	Eldorado Gold Corporation	European Goldfields Ltd.	Note 4	Pro forma adjustments	Pro forma consolidated
ASSETS					
Current assets					
Cash and cash equivalents	$ 356,543	$ 24,309	(a)(b)	$ (37,004)	$ 343,848
Restricted cash	55,417	–		–	55,417
Marketable securities	4,272	–		–	4,272
Accounts receivable and other	38,437	10,577		–	49,014
Inventories	160,564	8,209		–	168,773
	615,233	43,095		(37,004)	621,324
Non-current inventories	27,549	–		–	27,549
Investments in significantly influenced companies	7,129	739		–	7,868
Restricted assets and other	29,950	24,003		–	53,953
Mining interests	2,821,366	430,771	(d)	2,159,056	5,411,193
Deferred income taxes	4,329	–		–	4,329
Goodwill	365,928	–	(d)	243,117	609,045
	$ 3,871,484	$ 498,608		2,365,169	$ 6,735,261
LIABILITIES & EQUITY					
Current liabilities					
Accounts payable and accrued liabilities	$ 167,579	$ 15,181	(c)	$ (8,887)	$ 173,873
Deferred revenue	–	4,773	(d)	(4,773)	–
Debt - current	85,687	–		–	85,687
	253,266	19,954		(13,660)	259,560
Debt - long-term	19,255	–		–	19,255
Deferred revenue	–	43,130	(d)	(43,130)	–
Asset retirement obligations	34,417	15,674		–	50,091
Pension fund obligation	12,166	–		–	12,166
Deferred income taxes	335,145	44,715	(d)	432,945	812,805
	654,249	123,473		376,155	1,153,877
Equity					
Share capital	2,854,369	583,958	(d)	1,672,002	5,110,329
Treasury stock	(4,213)	–		–	(4,213)
Contributed surplus	27,357	31,765	(d)	(23,803)	35,319
Accumulated other comprehensive (loss) income	(3,454)	(1,953)	(d)	1,953	(3,454)
Retained earnings (deficit)	293,870	(241,011)	(d)	196,431	249,290
Total equity attributable to shareholders of the Company	3,167,929	372,759		1,846,583	5,387,271
Attributable to non-controlling interests	49,306	2,376	(d)	142,431	194,113
	3,217,235	375,135		1,989,014	5,581,384
	$ 3,871,484	$ 498,608		$ 2,365,169	$ 6,735,261

ELDORADO GOLD CORPORATION

(Expressed in thousands of U.S. dollars)

	Eldorado Gold Corporation	European Goldfields Ltd.	Note 4	Pro forma adjustments	Pro forma consolidated
Revenue					
Metal sales	$ 795,570	$ 40,655		$ –	$ 836,225
Cost of sales					
Production costs	250,762	26,409		–	277,171
Depreciation and amortization	91,014	3,803	(e)	13,847	108,664
Total cost of sales	341,776	30,212		13,847	385,835
Gross profit (loss)	453,794	10,443		(13,847)	450,390
Exploration expenses	15,359	3,184	(h)	1,444	19,987
General and administrative expenses	45,815	16,597		–	62,412
Defined benefit plan expense	1,274	–		–	1,274
Share based payments	15,403	14,670		–	30,073
Foreign exchange loss	5,558	(1,609)		–	3,949
Operating profit (loss)	370,385	(22,399)		(15,291)	332,695
Gain on disposal of assets	(2,672)	–		–	(2,672)
Loss on marketable securities	239	–		–	239
Loss (gain) on investments in significantly influenced companies	2,861	5		–	2,866
Other (income)	(8,326)	7,226		–	(1,100)
Asset retirement obligation costs	1,160	325		–	1,485
Interest and financing costs	5,407	–		–	5,407
Profit (loss) before income tax	371,716	(29,955)		(15,291)	326,470
Income tax expense	120,520	(897)		–	119,623
Profit (loss) for the period	$ 251,196	$ (29,058)		$ (15,291)	$ 206,847
Attributable to:					
Shareholders of the Company	229,816	(28,940)		(15,291)	185,585
Non-controlling interests	21,380	(118)		–	21,262
Profit (loss) for the period	$ 251,196	$ (29,058)		$ (15,291)	$ 206,847
Weighted average number of shares outstanding					
Basic	548,800				712,445
Diluted	550,737				714,382
Earnings per share attributable to shareholders of the Company:					
Basic earnings per share	0.42				0.26
Diluted earnings per share	0.42				0.26

ELDORADO GOLD CORPORATION

(Expressed in thousands of U.S. dollars)

	Eldorado Gold Corporation	European Goldfields Ltd.	Note 4	Pro forma adjustments	Pro forma consolidated
Revenue					
Metal sales	$ 791,175	$ 49,855		$ –	$ 841,030
Cost of sales					
Production costs	277,974	37,577		–	315,551
Depreciation and amortization	107,157	6,379	(e)	19,598	133,134
Total cost of sales	385,131	43,956		19,598	448,685
Gross profit (loss)	406,044	5,899		(19,598)	392,345
Exploration expenses	22,501	4,146	(h)	3,011	29,658
Mine standby costs	1,335	–		–	1,335
General and administrative expenses	44,935	24,828		–	69,763
Acquisition costs	–	–	(f)	43,386	43,386
Defined benefit plan expense	1,077	–		–	1,077
Share based payments	17,112	15,907	(g)	1,194	34,213
Foreign exchange loss	2,972	3,321		–	6,293
Operating profit (loss)	316,112	(42,303)		(67,189)	206,620
(Gain) on disposal of assets	(592)	–		–	(592)
(Gain) on marketable securities	(6,572)	–		–	(6,572)
Loss (gain) on investments in significantly influenced companies	531	(10)		–	521
Other (income)	(13,468)	(883)		–	(14,351)
Asset retirement obligation costs	2,727	413		–	3,140
Interest and financing costs	8,089	–		–	8,089
Profit (loss) before income tax	325,397	(41,823)		(67,189)	216,385
Income tax expense	86,939	1,805		–	88,744
Profit (loss) for the period	$ 238,458	$ (43,628)		$ (67,189)	$ 127,641
Attributable to:					
Shareholders of the Company	221,001	(43,192)		(67,189)	110,620
Non-controlling interests	17,457	(436)		–	17,021
Profit (loss) for the period	$ 238,458	$ (43,628)		$ (67,189)	$ 127,641
Weighted average number of shares outstanding					
Basic	542,861				706,507
Diluted	545,850				709,496
Earnings per share attributable to shareholders of the Company:					
Basic earnings per share	0.41				0.16
Diluted earnings per share	0.40				0.16

ELDORADO GOLD CORPORATION
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

1. Basis of presentation

The unaudited pro forma consolidated balance sheet of Eldorado Gold Corporation ("Eldorado" or "the Company") as at September 30, 2011 and unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2011 and for the year ended December 31, 2010 have been prepared by management of Eldorado in accordance with International Financial Reporting Standards ("IFRS") for illustrative purposes only, to show the effect of the acquisition of all of the issued and outstanding common shares of European Goldfields Limited ("European Goldfields") which is more fully described in Note 3.

These unaudited pro forma consolidated financial statements have been compiled from and include:

a) An unaudited pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Eldorado as at September 30, 2011 and the unaudited consolidated balance sheet of European Goldfields as at September 30, 2011.

b) An unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2011 combining:

   i) the unaudited consolidated statement of operations of Eldorado for the year ended December 31, 2010, with IFRS transitional adjustments, as reported in the March 31, 2011 interim period financial statements; and

   ii) the unaudited consolidated statement of operations of European Goldfields for the year ended December 31, 2010, with IFRS transitional adjustments, as reported in the March 31, 2011 interim period financial statements.

   The December 31, 2010 pro forma consolidated statement of operations is unaudited due to the transition to IFRS in the 2011 fiscal year for each of Eldorado and European Goldfields.

The unaudited pro forma consolidated balance sheet as at September 30, 2011 has been prepared as if the transaction described in Note 3 had occurred on September 30, 2011. The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2011 and for the year ended December 31, 2010 have been prepared as if the transaction described in Note 3 had occurred on January 1, 2010.

It is management's opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with IFRS. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Eldorado which would have actually resulted had the transaction been effected on the dates indicated. Actual amounts recorded once the transaction is completed are likely to differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential

ELDORADO GOLD CORPORATION
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statements. Further, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations that may be obtained in the future.

These unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes of Eldorado and European Goldfields referred to above.

2. Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Eldorado's unaudited consolidated financial statements for the period ended March 31, 2011, which represents the initial period reported under IFRS. In preparing the unaudited pro forma consolidated financial information a review was undertaken to identify any accounting policy differences between Eldorado and European Goldfields where the impact was potentially material and could be reasonably estimated. Upon review, a difference in accounting policies was noted whereby European Goldfields capitalizes certain exploration expenditures which would be expensed under Eldorado's accounting policies. Pro forma adjustments have been made to exploration expenses to reflect Eldorado's policy. Further accounting policy differences may be identified after completion and integration of the acquisition.

3. Acquisition

Eldorado has agreed to acquire all of the issued and outstanding shares of European Goldfields in an agreement signed on December 18, 2011 as amended ("the Agreement"). Under the terms of the Agreement, each outstanding European Goldfields common share would be exchanged for 0.85 of a common share of Eldorado, and C$0.0001 in cash for each outstanding share of European Goldfields. In addition, each outstanding option of European Goldfields shall be exchanged for options of Eldorado that will entitle the holder to receive, upon the exercise thereof, Eldorado shares based upon the 0.85 exchange ratio.

Eldorado held no shares of European Goldfields as at September 30, 2011. This transaction has been accounted for as a business acquisition.

The unaudited pro forma consolidated financial statements assumes that the cost of acquisition will comprise the fair value of Eldorado shares issued, based on the issuance of 163,645,632 Eldorado shares at C$14.02 per share, cash of C$0.0001 per European Goldfields share outstanding and the consideration for replacement options of C$6.88 million (US$6.77 million), for a total consideration of C$2.30 billion (US$2.26 billion). The consideration amount for Eldorado's common shares is based on the closing share price and exchange rates on December 31, 2011.

Eldorado has not yet determined the fair value of all of the identifiable assets and liabilities acquired. Therefore, the excess of purchase consideration over the book values of European Goldfields' assets and liabilities has been included in mining interests and goodwill. The increase in future income taxes is a result of the tax effect on the adjustment from book value to fair value of the mining interests. Eldorado is currently

ELDORADO GOLD CORPORATION
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

undergoing a process whereby the fair value of all identifiable assets and liabilities acquired as well as any future income taxes arising upon the acquisition will be determined.

Preliminary purchase price

163,645,632 common shares of shares of Eldorado at C$14.02/share	$	2,255,960
Cash consideration		16
Consideration for replacement options		6,768
Total Consideration	$	2,262,744

Net assets acquired		
Working capital	$	43,199
Other assets		24,742
Mining interests		2,589,827
Goodwill		243,117
Non-current liabilities		(15,674)
Deferred income taxes		(477,660)
Non-controlling interest		(144,807)
	$	2,262,744

For purposes of determining the consideration transferred within the unaudited pro forma financial information, the closing Eldorado common share price of C$14.02 at December 31, 2011 was used. As a result of expected share price volatility management has used a 5% volatility factor to illustrate the share price movement and its impact on total consideration, mining interests and goodwill in the purchase price allocation.

a) A 5% increase in the share price to C$14.72 results in:
    i. Total consideration of $2,376.1
    ii. Mining interests of $2,589.8
    iii. Goodwill of $356.4
b) A 5% decrease in the share price to C$13.35 results in:
    i. Total consideration of $2,154.3
    ii. Mining interests of $2,589.8
    iii. Goodwill of $134.7

4. Pro forma assumptions and adjustments

Pro forma adjustments to consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the transaction with European Goldfields had occurred on September 30, 2011:

a) A reduction of cash and cash equivalents of approximately $43.4 million to record transaction costs and $14.3 million of other costs incurred relating to the acquisition.

ELDORADO GOLD CORPORATION
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

b) An increase of cash of $20.7 million to recognize the cash received based on the assumed exercise of European Goldfields in the money options as at September 30, 2011.
c) The elimination of the $8.9 million accrual recognized by European Goldfields as at September 30, 2011 for the assumed settlement of European Goldfields deferred phantom units in accordance with the support agreement
d) To record the acquisition of European Goldfields at a purchase price of $2,262.7 million as detailed in Note 3 above.

Pro forma adjustments to consolidated statements of operations

Adjustments have been made to the unaudited pro forma consolidated statements of operations to recognize the expensing of acquisition costs as required under IFRS, as well as the depreciation of the allocated purchase price to the current operating mine as if the transaction with European Goldfields had occurred on January 1, 2010:

e) Depreciation expense of $13,847 for the nine months ended September 30, 2011 and $19,598 for the year ended December 31, 2010 for the allocated purchase price relating to the depreciable assets acquired.
f) Transaction costs of $43,386 relating to acquisition.
g) Recognition of the fair value expense increment of replacement stock options for $1,194.
h) Expensing of exploration and evaluation costs of $1,444 for the nine months ended September 30, 2011 and $3,011 for the year ended December 31, 2010 relating to exploration activities where there is no defined resource. This adjustment was made to be consistent with Eldorado's accounting policy.

ELDORADO GOLD CORPORATION
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

5. Pro forma earnings per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2010.

Basic earnings per share	**Nine months ended September 30, 2011**	**Year ended December 31, 2010**
Weighted average number of Eldorado shares outstanding	548,800	542,861
Adjustment to reflect acquisition of European Goldfields	163,646	163,646
Pro forma weighted average number of shares outstanding	712,445	706,507
Pro forma adjusted net earnings	$ 185,585	$ 110,620
Pro forma adjusted basic earnings per share	$ 0.26	$ 0.16

Diluted earnings per share	**Nine months ended September 30, 2011**	**Year ended December 31, 2010**
Pro forma weighted average number of shares outstanding	712,445	706,507
Dilutive impact of stock options	1,937	2,989
Pro forma weighted average number of shares outstanding - diluted	714,382	709,496
Pro forma adjusted net earnings	$ 185,585	$ 110,620
Pro forma adjusted basic earnings per share - diluted	$ 0.26	$ 0.16

SCHEDULE C

GMP OPINION

December 18, 2011

The Board of Directors of Eldorado Gold Corporation
550 Burrard Street
Suite 1188, Bentall 5
Vancouver, B.C.  V6C 2B5

Dear Sirs:

GMP Securities L.P. (“GMP”) understands that Eldorado Gold Corporation (“Eldorado”) intends to acquire all of the outstanding securities of European Goldfields Limited (“European Goldfields”) in exchange for cash and common shares of Eldorado by way of a plan of arrangement under the Business Corporations Act (Yukon) (the “Arrangement”).

The Arrangement

Pursuant to the Arrangement, the holders of common shares of European Goldfields will receive 0.85 of a common share of Eldorado (the “Exchange Ratio”) and C$0.0001 in cash per common share of European Goldfields (the “Consideration”).  Each outstanding option of European Goldfields will be exchanged for options of Eldorado that will entitle the holder to receive, upon the exercise thereof, common shares of Eldorado based on the Exchange Ratio.  Upon completion of the Arrangement, the current Eldorado and European Goldfields shareholders will hold approximately 77% and 23% of the combined company, respectively.

The Arrangement is subject to certain conditions, including, without limitation, approval by at least 66 2/3% of the votes cast in person or by proxy at a meeting of European Goldfields’ securityholders, approval by a majority of the votes cast in person or by proxy at a meeting of Eldorado’s shareholders, court approval, regulatory approval and obtaining certain third party consents.

GMP’s Engagement

Eldorado formally retained GMP to act as its financial advisor in respect of the Arrangement pursuant to an engagement letter (the “Engagement Letter”) dated December 13, 2011 to, among other things, deliver, at the request of the board of directors of Eldorado (the “Board”), an opinion (the “Opinion”) as to the fairness, from a financial point of view, to Eldorado of the Consideration to be paid by Eldorado pursuant to the Arrangement.  The Engagement Letter provides for GMP to receive from Eldorado, for the services provided thereunder, a fee in respect of which a portion is contingent on the successful outcome of the Arrangement, as well as reimbursement of all reasonable legal and out-of-pocket expenses.  The fees received by GMP in connection with the Engagement Letter are not material to GMP.  In addition, GMP and its affiliates and their respective directors, officers, employees, agents and controlling persons are to be indemnified by Eldorado under certain circumstances from and against certain liabilities arising out of the performance of professional services rendered to Eldorado.  GMP may in the future in the ordinary course of business seek to perform financial advisory services or corporate finance services for Eldorado and its associates from time to time.  GMP has not been engaged to prepare, and has not prepared, a valuation or appraisal of Eldorado or European Goldfields, or any of their assets, securities or liabilities (whether on a stand alone basis or as a combined entity), and the Opinion should not be construed as such.  GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement.  We have assumed, with your agreement, that the Arrangement is not a “related party transaction” as defined in Multilateral Instrument 61-101 (“MI 61-101”) and, accordingly, the Arrangement is not subject to the valuation requirements under MI 61-101.

Credentials of GMP

GMP is a wholly-owned subsidiary of GMP Capital Inc. which is a publicly traded investment banking firm listed on the Toronto Stock Exchange with offices in Toronto, Calgary and Montreal, Canada, New York, USA and London, England.  GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors.  As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions.  GMP is not in the business of providing auditing services and is not controlled by a financial institution.

The Opinion expressed herein represents the opinion of GMP and the form and content hereof have been approved for release by a group of professionals of GMP, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

Independence of GMP

None of GMP, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Eldorado or European Goldfields or of any of their respective associates or affiliates.  GMP has been retained by Eldorado to provide the Opinion to the Board in respect to the Arrangement and is not acting as an advisor, financial or otherwise, to Eldorado or European Goldfields or any of their respective associates or affiliates in connection with any other transaction.

In the ordinary course of its business, GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Eldorado and European Goldfields and, from time to time, may have executed or may execute transactions on behalf of Eldorado or European Goldfields or other clients for which it received or may receive compensation.  In addition, as an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Eldorado or European Goldfields.

Scope of Review

GMP has acted as financial advisor to Eldorado in respect of the Arrangement and certain related matters.  In this context, and for the purpose of preparing the Opinion, we have analyzed financial, operational and other information relating to Eldorado and European Goldfields, including information derived from meetings and discussions with the management of Eldorado.  Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(a)	the Arrangement Agreement between Eldorado and European Goldfields dated December 18, 2011;

(b)	certain publicly available financial statements and other information of Eldorado and European Goldfields;

(c)
a comparison of the multiples implied under the terms of the Arrangement to an analysis of recent precedent transactions involving companies we deemed relevant and the consideration paid for such companies;

(d)	a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

(e)	a comparison of the consideration to be paid to the shareholders of European Goldfields to the recent trading levels of Eldorado and European Goldfields;

(f)	certain internal financial analysis prepared by the management of Eldorado relating to its business and European Goldfields’ business;

(g)	the management information circular of European Goldfields dated November 23, 2011;

(h)	officer’s certificates addressed to GMP by each of the President and Chief Executive Officer and the Chief Financial Officer of Eldorado dated the date hereof;

(i)	various equity research reports and industry sources regarding Eldorado, European Goldfields and the mining industry;

(j)	historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective business, prospects and financial forecasts of Eldorado and European Goldfields;

(k)
a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves/resources by Eldorado and European Goldfields to the relative pro forma ownership of Eldorado and European Goldfields if the Arrangement is completed; and

(l)	such other corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances.

In its assessment, GMP looked at several techniques and used a blended approach to determine its opinion on the Arrangement.  GMP based the Opinion upon a number of quantitative and qualitative factors.

GMP has not, to the best of its knowledge, been denied access by Eldorado to any information requested.  GMP did not meet with the auditors of Eldorado or European Goldfields and has assumed the accuracy and fair presentation of the audited comparative consolidated financial statements of Eldorado and European Goldfields and the reports of the auditors thereon.

Assumptions and Limitations

With Eldorado’s approval and as provided for in the Engagement Letter, GMP has relied upon and has assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by GMP from public sources, including information relating to Eldorado and European Goldfields, or provided to GMP by Eldorado, and their affiliates or advisors or otherwise pursuant to our engagement and the Opinion is conditional upon such completeness, accuracy and fairness.  Subject to the exercise of professional judgment and except as expressly described herein, GMP has not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations.  Senior officers of Eldorado have represented to GMP, in certificates delivered as at the date hereof, among other things, that the information, data, advice, opinions, representations and other materials (verbal or written) (collectively referred to as the “Information”) provided to GMP on behalf of Eldorado, and relating to Eldorado and European Goldfields, as the case may be, are complete and correct at the date the Information was provided to GMP and that, since the date of the Information, there has been no material change, financial or otherwise, in the positions of Eldorado or European Goldfields, or in their respective assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact or no new material fact which is of a nature as to render the Information or any part of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on the Opinion.

GMP was not engaged to review any legal, tax or accounting aspects of the Arrangement and accordingly expresses no view thereon.  The Arrangement is subject to a number of conditions outside the control of Eldorado and European Goldfields and GMP has assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification.  In rendering the Opinion, GMP expresses no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented on a timely basis.

The Opinion is rendered as of December 18, 2011 on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Eldorado and European Goldfields as they were reflected in the Information and as they were represented to GMP in discussions with management of Eldorado.  In rendering the Opinion, GMP has assumed that there are no undisclosed material facts relating to Eldorado or European Goldfields, or their respective businesses, operations, capital or future prospects.  Any changes therein may affect the Opinion and, although GMP reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after today.  Any reference to the Opinion or the engagement of GMP by Eldorado is expressly prohibited without the express written consent of GMP.

GMP believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and is not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached.  Any attempt to do so could lead to undue emphasis on any particular factor or analysis.  In arriving at the Opinion, GMP has not attributed any particular weight to any specific analyses or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed appropriate by GMP based on GMP’s experience in rendering such opinions.

In our analyses and in connection with the preparation of the Opinion, GMP made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.  While in the opinion of GMP, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, GMP is of the opinion that, as of the date hereof, the Consideration to be paid pursuant to the Arrangement by Eldorado is fair, from a financial point of view, to Eldorado.  The Opinion has been provided solely for the use of the Board for the purposes of considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of GMP.

Yours very truly,

“GMP Securities L.P.”
GMP SECURITIES L.P.

SCHEDULE D

BofA MERRILL LYNCH OPINION

Bank of America Merrill Lynch
GLOBAL CORPORATE & INVESTMENT BANKING

December 18, 2011

The Board of Directors
Eldorado Gold Corporation
1188 – 550 Burrard Street
Bentall 5
Vancouver, BC
Canada V6C 2B5

Members of the Board of Directors:

We understand that Eldorado Gold Corporation ("Eldorado") proposes to enter into an Arrangement Agreement (the "Agreement"), between Eldorado and European Goldfields Limited ("European Goldfields"), pursuant to which, among other things, Eldorado will acquire all of the issued and outstanding common shares in the authorized share capital of European Goldfields pursuant to the arrangement of European Goldfields under Section 195 of the Business Corporations Act (Yukon) and the regulations made thereunder (the "Transaction") and each outstanding common share in the authorized share capital of European Goldfields ("European Goldfields Common Shares") will be converted into the right to receive (i) 0.85 of a common share (such number of shares, the "Stock Consideration") in the authorized share capital of Eldorado ("Eldorado Common Shares") and (ii) CAD $0.0001 in cash (the "Cash Consideration" and, together with the Stock Consideration, the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

In connection with this opinion, we have, among other things:

(i) reviewed certain publicly available business and financial information relating to European Goldfields and Eldorado;

(ii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of European Goldfields furnished to or discussed with us by the management of European Goldfields;

(iii) reviewed certain financial forecasts and operating scenarios relating to European Goldfields prepared by the management of Eldorado under alternative scenarios reflecting varying assumptions of the management of Eldorado with respect to processing methodology, and other operational parameters (such forecasts, the "Eldorado- European Goldfields Forecasts");

Tel: 416.369.7400

Merrill Lynch Canada Inc.
181 Bay Street, Suite 400, Toronto, Ontario M5J 2V8
Canada

Recycled Paper

The Board of Directors
Eldorado Gold Corporation
Page 2

Bank of America Merrill Lynch
GLOBAL CORPORATE & INVESTMENT BANKING

(iv) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Eldorado furnished to or discussed with us by the management of Eldorado, including certain financial forecasts and operating scenarios relating to Eldorado prepared by the management of Eldorado (the "Eldorado Forecasts");

(v) reviewed certain estimates as to the amount and timing of cost savings (collectively, the "Cost Savings") anticipated by the management of Eldorado to result from the Transaction;

(vi) discussed the past and current business, operations, financial condition and prospects of European Goldfields with members of senior management of each of European Goldfields and Eldorado, and discussed the past and current business, operations, financial condition and prospects of Eldorado with members of senior management of Eldorado;

(vii) reviewed the potential pro forma financial impact of the Transaction on the future financial performance of Eldorado, including the potential effect on Eldorado's estimated net asset value and cash flow per share;

(viii) discussed with Eldorado's senior management and legal advisors their assessments as to certain terms and other aspects of, and the potential effect the Transaction may have on, the binding heads of terms entered into by European Goldfields with Qatar Holding LLC on October 1, 2011 (the "Heads of Terms");

(ix) reviewed the trading histories for European Goldfields Common Shares and Eldorado Common Shares and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(x) compared certain financial and stock market information of European Goldfields and Eldorado with similar information of other companies we deemed relevant;

(xi) compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(xii) reviewed the relative financial contributions of European Goldfields and Eldorado to the future financial performance of the combined company on a pro forma basis;

(xiii) reviewed a draft, dated December 18, 2011, of the Agreement (the "Draft Agreement");

(xiv) reviewed a letter of representation as to certain factual matters and the completeness and accuracy of the information provided by senior officers of Eldorado in connection with this opinion; and

(xv) performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

Recycled Paper

The Board of Directors
Eldorado Gold Corporation
Page 3

Bank of America Merrill Lynch
GLOBAL CORPORATE & INVESTMENT BANKING

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Eldorado and European Goldfields that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Eldorado- European Goldfields Forecasts, the Eldorado Forecasts and the Cost Savings, we have assumed, at the direction of Eldorado, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Eldorado as to the future financial performance of European Goldfields (under the alternative scenarios reflected therein) and Eldorado and the other matters covered thereby. As you are aware, we have not been provided with, and we did not have access to, financial forecasts relating to European Goldfields prepared by the management of European Goldfields and accordingly, we have relied, at the direction of Eldorado, on the Eldorado- European Goldfields Forecasts for purposes of our opinion. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of European Goldfields or Eldorado, nor have we made any physical inspection of the properties or assets of European Goldfields or Eldorado. We have not evaluated the solvency or fair value of European Goldfields or Eldorado under any state, provincial, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Eldorado, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on European Goldfields, Eldorado or the contemplated benefits of the Transaction. We also have assumed, at the direction of Eldorado, that that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. We were not requested to, and we did not, participate in the negotiation of the terms of the Transaction, nor were we requested to, and we did not, provide any advice or services in connection with the Transaction other than the delivery of this opinion. We express no view or opinion as to any such matters. We also express no view or opinion as to any terms or other aspects of, or the effect the Transaction may have on, the Heads of Terms and we have relied, at the direction of Eldorado and without independent verification, on the assessments of Eldorado's senior management and legal advisors as to such matters in connection with our opinion. Our opinion is limited to the fairness, from a financial point of view, to Eldorado of the Consideration to be paid in the Transaction and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Eldorado or in which Eldorado might engage or as to the underlying business decision of Eldorado to proceed with or effect the Transaction. We are not expressing any opinion as to what the value of Eldorado Common Shares actually will be when issued or the prices at which Eldorado Common Shares or European Goldfields Common Shares will trade at any time, including following announcement or

Recycled Paper

The Board of Directors
Eldorado Gold Corporation
Page 4

Bank of America
Merrill Lynch
GLOBAL CORPORATE &
INVESTMENT BANKING

consummation of the Transaction. In addition, we express no opinion or recommendation as to how any shareholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Board of Directors of Eldorado (the "Board") solely to render this opinion and will receive a fee for our services upon the rendering of this opinion. In addition, Eldorado has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

It is understood that this letter is for the benefit and use of the Board (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Recycled Paper

The Board of Directors
Eldorado Gold Corporation
Page 5

Bank of America Merrill Lynch
GLOBAL CORPORATE & INVESTMENT BANKING

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be paid in the Transaction by Eldorado is fair, from a financial point of view, to Eldorado.

Very truly yours,

Merrill Lynch Canada Inc.

MERRILL LYNCH CANADA INC.

©Recycled Paper

SCHEDULE E

PROPERTY INFORMATION

Tocantinzinho

A technical report on the Tocantinzinho project (the “Tocantinzinho Report”), entitled “Technical Report for the Tocantinzinho Gold Project”, dated May 4, 2011 with an effective date of May 3, 2011, has been prepared for Eldorado in accordance with NI 43-101 by or under the supervision of Stephen Juras, Ph.D., P.Geo., Sean Gregersen, P.Eng. and Rick Alexander, P.Eng., each qualified persons within the meaning of NI 43-101. Messrs. Juras, Gregersen and Alexander are each employed by Eldorado.  A copy of the Tocantinzinho Report may be obtained through the SEDAR website at www.sedar.com.

Below is updated disclosure concerning the Tocantinzinho project based on the Tocantinzinho Report.  This disclosure supercedes the information concerning the Tocantinzinho project contained in the Eldorado Annual Information Form.

location	Brazil
ownership	Unamgen Mineração e Metalurgia S/A (“Unamgen”), a wholly owned subsidiary of Eldorado 100%
type of mine	open pit
metal	Gold
in situ gold (as of December 31, 2010)

proven and probable reserves: 1.98 million ounces
grade: 1.25 g/t
measured and indicated resources: 2.39 million ounces
grade 1.06 g/t
inferred resources: 0.15 million ounces
grade: 0.66 g/t
(See pages 58 through 60 and page 63 of the Eldorado Annual Information Form for more information.)

average annual production	159,000 ounces
expected mine life	11 years
commercial production	Second quarter of 2015
employees	~ 575 (at full production)

History

1950s	Gold reported to have been discovered in the region through garimpeiros activities
1970	Gold production initiated
1979	Mineração Aurifera Limitada obtained an exploration license with the Departamento Nacional de Produção Mineral (“DNPM”) over the Tocantinzinho project area which expired in 1986
1980s 1990s	According to unofficial data, historical production, by primitive artisanal methods amounted to between 200,000 and one million ounces of gold per year
1997	Renison Goldfields (Australia) and Altoro Gold Corp. (“Altoro”) formed a joint venture to explore gold deposits in Brazil and acquired the Tocantinzinho project
1988	Altoro acquired the Tocantinzinho project from the joint venture
1998 2000	Altoro carried out soil geochemistry, ground magnetic surveys, auger drilling and geological mapping Solitario Resources Corporation acquired Altoro and the Tocantinzinho project was terminated

2003	Brazauro Resources Corp. (“Brazauro”), through its Brazilian subsidiary Jaguar Resources do Brazil Ltda., acquired the properties covering the Tocantinzinho mineralization
2003 2008	Brazauro conducted diamond drilling with a total of 25,635 metres on 97 holes
2008
Eldorado and Brazauro signed an agreement to explore and develop the Tocantinzinho project
Exploration continued and under Eldorado’s direction a further 62 reverse circulation and auger drill holes were completed totaling 19,431 metres and soil geochemistry and geological mapping in the surroundings were completed

2010	Eldorado completed an arrangement to acquire all of the issued and outstanding securities of Brazauro not already owned

Licenses, permits and royalties

Mining and Exploration
The Tocantinzinho project comprises an area of 14,000 ha represented by two core claims:  DNPM no. 850.706/1979  and DNPM no. 850.300/2003.  Both are currently in the midst of a governmental review process for renewal.    Peripheral claims, DNPM no. 850.017/2008, DNPM no. 850.198/2003, DNPM no. 850.288/2008 and DNPM no. 850.879/2007, have an area of approximately 27,865 ha.  The first license has exploration permit status and expires 24 March 2013 whereas the second and third licenses are presently being upgraded to exploration permit status.  The last license is undergoing a review of ownership before granting of exploration permit status.

Surface
Unamgen does not currently hold surface rights to the Tocantinzinho project and expects to hold negotiations with the Brazilian Federal Government who is the owner of the surface rights in the area of the project.  The National Institute of Colonization and Agrarian Reform INCRA has issued a certificate stating that there are no Indian Reserves, Traditional Communities nor small agricultural settlements in the area.
Three former gold diggers (garimpeiros) consider themselves entitled to surface rights in the area of Tocantinzinho project.  Should it be evidenced that the individuals concerned do have the right to occupy the land; Eldorado anticipates it would negotiate indemnification of such individuals in accordance with the principles of the Brazilian Mining Code.

Permits
Eldorado will need the following permits:

 • preliminary environmental permit: Eldorado submitted the environmental impact assessment (“EIA”) in July, 2011.  Evaluation is ongoing.

 • implementation permit:  Eldorado will need to prepare a detailed environmental management plan detailing the programs in the EIA in order to obtain this permit.  The implementation permit is necessary to proceed with construction.

 • operation permit

  • water permit: Unamgen has held preliminary discussions with Brazilian authorities regarding a permit to extract water from the Tocantinzinho River and pump it to the project facilities.  A water catchment facility will need to be installed and a permit will need to be issued by the Interior’s Special Environmental Agency.  Eldorado believes it is reasonable to expect that this permit will be granted and sufficient access to water will be available to meet processing requirements.

Royalties
NSR Royalty:  Eldorado has a royalty agreement with Mr. Alan Carter and Mr. Dennis Moore which provides for the payment of a net smelter return royalty of 1.5% payable in addition of a down payment of US$5,500,000 in the first year of production.
Federal Royalty:  Financial Compensation for the Exploitation of Mineral Resources: A royalty of 1% of the total value of sales revenues, excluding tax, refining, transportation and insurance costs is payable to the federal government.

About the Property

The Tocantinzinho project is located in the State of Pará in northern Brazil in the Tapajós Gold Province, approximately 200 kilometres south-southwest of the city of Itaituba; 108 kilometres from the district of Morais Almeida and approximately 1,150 kilometres in S60ºW bearing from Belém, the capital of Pará State located along the north seacoast of Brazil, at the mouth of the Amazon River (UTM Coordinates N:9,330,700 and E:578,200).

Itaituba is the local center for services and supplies.  The Cuiabá-Santarém Highway BR-163 extending northward from the state of Mato Grosso, reaches Itaituba via a ferry crossing of the Tapajós River.  Most heavy equipment and supplies reaches Itaituba by small ship.  The Tocantinzinho River and other small streams that transect the region allow access to the project by small boat.  Diamond drilling equipment and fuel are brought to the property by boat along the river, through the village of Aruri.  Road access is not yet available to the project, but active logging roads reach to within 12 kilometres of Tocantinzinho.  The local road from the Transgarimpeira Road to Mamoal will require improvements and additionally, a 40 kilometre road will be constructed from Mamoal to the site for future access.

Two airstrips serve the Tocantinzinho project.  One, called Pista Velha, is 350 meters long and is situated between the main mineralized zone and the Tocantins river.  A second airstrip, called Pista Nações Unidas, is 775 meters long and is situated 2.0 kilometres south of the camp.  This airstrip is used to supply camp with personnel and supplies.

Power will be supplied to the Tocantinzinho project from the Novo Progresso substation to the south, which will require the construction of approximately 190 kilometres of transmission line and a 138 kV substation to the site.

Climate and Topography

Brazil’s Northern Region is characterized by vast expanses of flat lands near sea level traversed by the Equator. The warm climate zone in the Northern Region has very distinct areas that lead to three climate subzones (subtypes): extremely wet, wet, and semi-wet.

Rain is generated by tropical instability lines (IT), where converging air leads sometimes to the formation of rain and thunderstorms and sometimes to the formation of hail and moderate to strong winds with gusts reaching 60 to 90 kilometres per hour.

The mean annual temperature in the region is about 27ºC. In general, the temperature amplitudes are small with a gradual increase during winter. The mean absolute values are in range of 21ºC to 34ºC. The relative humidity is higher than 80% during whole year.

The average annual precipitation is about 2,000 millimetres. The rainiest trimester contributes about 40% of total annual rainfall, corresponding to the months of February, March and April. The driest trimester, corresponding to the months of July, August and September, contribute less than 15% of total annual rainfall.  Consideration must be given at the planning stage to the impact of the wet season on construction process.

The project site is located in the central area of the Tapajos River basin, approximately 100 kilometres to the southeast of the Tapajós River.  The regional drainage is to the north.  Topography within the project area is irregular with moderate relief.  Elevations within the project area vary from approximately 120 metres at the Tocantinzinho River to over 200 metres local topographic highs.

Operations

It is proposed that the Tocantinzinho project be mined by conventional open-pit mining methods utilizing owner operated truck and shovel combinations to maximize production.  The mine has been designed as a single open pit operation using three pit phases over 11 years, including a pre-stripping year, with a peak mining rate of 26 million tonnes per year.

Waste rock will be hauled to a dedicated waste dump adjacent to the open pit.  Oxide ore will be stockpiled during the first phase of mining then fed into the plant on an on-going basis.

Extensive metallurgy has defined the most effective gold recovery process for Tocantinzinho as whole ore gravity and flotation recovery with cyanidation of the concentrates to produce gold and silver doré.

Overall gold recovery using this process has been estimated at 90.1%.  Based on these design criteria, a conventional crushing, screening and grinding circuit has been designed using two stages of crushing followed by a ball mill  A gravity concentrate will be combined with flotation concentrate prior to carbon-in-pulp leaching, stripping and refining.  Tailings from the solution circuit will be detoxified prior to blending with flotation tailings and disposal in a conventional tailings dam.  The processing plant will operate 24 hours per day.

A tailings dam will receive sediment from the area surrounding the main reservoir and tailing derived from the recovery process.  The final dam crest elevation at 173 metres will require building three enclosure (saddle) dams.  The estimated storage capacity proposed for tailings storage is 39.7 million cubic metres corresponding to the tailings output throughput for the expected 11 year mine life.  Additional storage capacity available in the basin will require further design work and capital expenditure.

Life of Mine Production and Cost Estimates

production:  4.4 million tonnes per year
gold doré:  159,000 ounces per year at a metallurgical recovery of 90.1%
cash operating cost:  $559 per ounce
capital costs:  $383.5 million (not including sustaining costs, working capital and mine site closure)
payback period of capital:  5. 1 years

Environment

As part of the pre-feasibility studies completed, a preliminary conceptual closure plan was developed to provide preliminary closure guidelines for the Tocantinzinho project.  The preliminary plan, which will be further advanced as feasibility studies continue, focused on closure measures in connection with the open pit, waste rock pile, ore pile, processing plant, tailings dam, on-site infrastructure, camp and road.  A preliminary cost estimate of $19.4 million was prepared in order to provide an order of magnitude of closure costs.  This cost estimate is preliminary in nature and is subject to change based on detailed engineering design.  A conceptual closure plan, consistent with industry standards, will be developed in connection with ongoing feasibility studies completed on the project.

Garimpeiros have been working the project for decades with continued activity at the site and there is expected to be environmental contamination related to the past activities.  The primary method of gold extraction used by the garimpeiros was mercury and testing will need to be conducted to determine the volume of tailings and its level of mercury.  A remediation plan will be developed once data is collected and studies are completed to mitigate any potential risk.

Geology and Mineralization

Geological Setting

The Tocantinzinho project lies within the Tapajós gold district, in the south-central part of the Amazon Craton. The district is dominantly underlain by granitic rocks of Paleoproterozoic age. The oldest mapped rocks are gneiss, schist, and metagranite of the Cuiu-Cuiu complex (2,011-2,033 Ma), which are intruded by granite and granodiorite of the Parauari Suite (1,957-1,997 Ma), tonalite, diorite and granodiorite of the Tropas Suite (1,898-1,907 Ma), and granite and granodiorite of the Creporizão Suite (1,853- 1,893 Ma). Extrusive volcanic rocks of the Bom Jardim, Salustiano, and Aruri Formations (1,853-1,900 Ma) cut all of these units. Alkaline granites of the Maloquinha Suite (1,870-1,882 Ma) are widespread and intrude all older rock units.

Gold mineralization is found throughout the Tapajos district. Known deposits are:

●	Cuiu-Cuiu (Cuiu-Cuiu Complex)
●	Tocantinzinho, Palito (Parauari Suite)
●	Ouro Roxo (Tropas Suite)
●	São Jorge, Sucuri (Creporizão Suite)
●	V3-Botica, Bom Jardim and Doze de Outubro (Salustiano and Bom Jardim Formations)
●	Mamoal (Maloquinha Suite).

Many of the known gold occurrences in the Tapajos, including Tocantinzinho, are along a northwest trending regional lineament known as the Tocantinzinho Trend. The trend is readily visible in regional topographic data, satellite images, and airborne geophysical data. The Tocantinzinho deposit is elongate in this same northwest orientation and is interpreted to be spatially controlled, at least in part, by this regional-scale structure.

The most widespread igneous rocks in the immediate area of Tocantinzinho are the granites and quartzmonzonites of the Parauari Suite. Much of the gold mineralization encountered to date is hosted by coarse grained, pink to grey syenogranite to monzogranite, with distinctive amoeba shaped quartz grains.

This is known locally as salami and smoky granite.

The Tocantinzinho deposit is best classified as a granite-hosted, intrusion-related gold deposit. It is underlain by igneous rocks of the Parauari Suite which host known gold mineralization.  Textural evidence and contact relationships suggest that the host granitic rocks at Tocantinzinho intruded as dyke-like bodies along a northwest-striking fault zone that cut through more regionally extensive quartz monzonites.  The granitoids were likely emplaced synchronous with faulting, and both intrusive contact and vein orientations suggest the host fault zone was active during this period as a sinistral, dominantly strike-slip feature. The presence of abundant aplites, miarolitic cavities, and blebby quartz textures implies that the host granitic intrusions represent late, volatile-rich components of the parent magma.  Vein textures suggest that at least some of the veins, and possibly gold mineralization, were introduced during or just after solidification of the host rocks.

Mineralization

The Tocantinzinho deposit forms a sub-vertical, northwest trending elongate body approximately 1,000 metres long by 150 metres wide.  It has been drilled to approximately 350 metres depth and remains open below this depth.  Within the mineralized granite gold grades are remarkably consistent with an average of 1.1 grams per tonne.

Mineralized granites at Tocantinzinho are divided into two sub-units by alteration mineralogy and colour: smoky and salami granite. Grade distribution is similar in both units and therefore they have been grouped for resource estimation purposes. Both smoky and salami granites are composed dominantly of potassium-feldspar and large (mm- to cm-scale) distinctively amoebashaped quartz grains.  Smoky mineralized granite is strongly silicified with chlorite and trace to 1% sulfides. Color ranges from grayish to greenish due to the chlorite alteration.  Sheeted milimetrescale chlorite ± sulphide veinlets are common.  Salami mineralized granites are distinctively bright red due to hematite dusting on potassium feldspars.  Sheeted veinlets are common and similar in scale to those in the smoky granites but are generally filled with quartz ± sulphide. Contacts are diffuse between smoky and salami granites and a complete gradation exists between the two units.

Drilling

Drilling campaigns, all from surface, were carried out by Brazauro between 2004 and 2008, and Eldorado since 2008. As of December 31, 2011, a total of 49,000 meters in 175 core holes were drilled for exploration and resource in-fill purposes. Additional drilling for metallurgical information (1500 meters in 5 core holes) and geotechnical information (1460 meters in 6 core holes) was also conducted. In 2011, Eldorado completed 17,500 m in 58 diamond drill holes testing geochemical and geophysical targets peripheral to the Tocantinzinho deposit and along the local mineralized trend.  The drilling did not intersect any zones of significant mineralization.  All diamond drilling was done with wire line core rigs using NQ and HQ size coring.

Drill holes collars were located using a total station instrument. All drill holes were drilled at inclinations ranging from 47° to 83°, along 40° to 220° azimuths. Down-hole surveys deviation (azimuth and inclination) were taken approximately every 60 meters using the Reflex EZ Shot instrument.

Geology and geotechnical data were collected from the core and it was photographed before sampling.

Core recovery in the mineralized units was very good.

The core is stored in storage facilities near the site.

Sampling and Analysis

Sample intervals from 0.2 meters to 2.0 meters were selected by the geologist and marked in the core boxes. Individual samples were then cut using a diamond rock saw. One-half of the sawn core was bagged and sent for sample preparation and analysis to SGS Geosol (Brazauro) and ALS Laboratory group facilities in Brazil.

After initial crushing, the sample was split to retain approximately one kilogram for pulverization. After pulverizing, the sample was split again to create 250 to 300 g pulps. A Standard Reference Material (SRM) sample, a duplicate sample and a blank sample were inserted into the sample stream at about every tenth sample. All samples were assayed for gold by 30 g charge fire assay with an atomic absorption finish.

Monitoring of these quality control and quality assurance samples showed all data were in control throughout the preparation and analytical processes.

Data verification

Monitoring of the quality control and quality assurance samples showed all data were in control throughout the preparation and analytical processes.

The database supporting the Tocantinzinho resource model was reviewed in detail. Checks were made to original data certificates with any discrepancies corrected prior to use in resource estimation.

In Eldorado’s opinion, the resource database for the Tocantinzinho deposit is sufficiently free of error to be adequate for estimation of the respective mineral resources. These data are also, in Eldorado’s opinion, accurate and precise enough for resource estimation.

Development

Based on the positive results of the Tocantinzinho Report, the Tocantinzinho project has been advanced to feasibility level studies.  Field work to support this study is ongoing and completion of a feasibility study on the Tocantinzinho project is scheduled for the second quarter of 2012.

Our 2012 budget is $5.9 million for exploration and $34.8 million for development in 2012.

Jinfeng

A technical report on the Jinfeng gold mine (the “Jinfeng Report”), entitled “Technical Report of the Jinfeng Gold Mine, China”, dated January 13, 2012 with an effective date of March 15, 2011, has been prepared for Eldorado in accordance with NI 43-101 by or under the supervision of Stephen Juras, Ph.D., P.Geo., Richard Miller, P.Eng., Norman Pitcher, P.Geo., and Paul Skayman, FAusIMM, each qualified persons within the meaning of NI 43-101. Messrs Juras, Miller, Pitcher and Skayman are each employed by Eldorado. A copy of the Jinfeng Report may be obtained through the SEDAR website at www.sedar.com.

Below is updated disclosure concerning the Jinfeng gold mine based on the Jinfeng Report.  This disclosure supercedes the information concerning the Jinfeng gold mine contained in the Eldorado Annual Information Form.

location	Guizhou Province, southwest China
ownership	Sino Guizhou Jinfeng Mining Limited (“JFGL”), a joint venture - Eldorado 82% - Guizhou Lannigou Gold Mine Limited (“Guizhou”) (18%
type of mine	open pit, underground
metal	gold
in situ gold (as of December 31, 2010)
proven and probable reserves: 1.9 million ounces
grade: 4.03 g/t
measured and indicated resources: 2.6 million ounces
grade 3.55 g/t
inferred resources: 1.0 million ounces
grade: 3.85 g/t
(See pages 58 through 60 and page 62 of the Eldorado Annual Information Form for more information.)

average annual production	115,000 – 175,000 ounces depending on future underground throughput
expected mine life	13 years
employees	1,264 (including 473 contractors)

Licenses, permits and royalties

There are currently sufficient mining rights to support our mining operations.

Mining	License no. 1000000510057, covers 1.2843 km2, issued May 2005, expires May 2017. The license covers 750 metres above sea level to 250 metres below sea level.
Permits	Gold operating permit, issued December 25, 2006, expires December 25, 2016.

Royalties
Guizhou receives a royalty of 3% of the net sales revenue of the gold produced each year. A royalty is payable to Minsaco BIOX® Pty Limited, a wholly-owned subsidiary of Gold Fields Limited, based on a dollar amount per ounce of gold produced in connection with the use of Minsaco’s BIOX® Process. A tax deductible production tax is paid to the Ministry of Land and Resources of approximately $12 per ounce of gold produced.

About the Property

Jinfeng is in Guizhou Province in southern China, 180 kilometres southwest of Guiyang, the provincial capital, and 68 kilometres southeast of Zhenfeng County centre, in the Qianxinan Prefecture.

There are four administrative villages in the Jinfeng area: Bai Ni Tian, Shi Zhu, Tinshan and Niluo.  Populations range from 500 to 1,200 people. The nearest large population centre is Lannigou village,  which is approximately 1.6 kilometres from the mine and 1.9 kilometres from the flotation tailings storage facility.

The mine is connected to the provincial highways by an 84 kilometre sealed “Class 4” access road built and  maintained by the provincial government.

Water is pumped to the plant from the Luofan River through a 3 kilometre pipeline.

Electrical power is supplied by a 42 kilometre long, 110kV electric power line from Zhenfeng, which is  connected to the provincial electrical grid. A 22 kilometre feeder line from Ceheng was added on April 25, 2009 to double the power supply feed.  The Jinfeng site also has two tailings storage facilities, waste storage and a metallurgical plant onsite.

Climate

Guizhou Province is in the subtropical monsoon zone, which has a humid climate with hot summers and mild winters. The mine is designed to operate all year, although seasonal heavy rainfall may interrupt open-pit mining for several days per year. The average annual rainfall is 1,200 mm, which falls primarily from May to August. The temperature ranges between 6°C and 30°C, with a yearly average of 19°C.

Operations

We are currently mining from both the open pit and the underground mine (where the material is too deep to be mined by open pit methods). In 2012, we plan to mine 353,000 tonnes of ore from the open pit and 523,000 tonnes from the underground mine. Any shortfall in mill throughput capacity will be made up from existing stockpiles.

We use a standard truck and shovel process for the open pit, blasting on 5 metre benches in the ore and on 10 metre benches for bulk waste. We have been digging ore and waste on 2.5 metre flitches since July 2010 to reduce mining dilution and ore loss, and to protect bench walls.

In the underground mine, we use a cut and fill method, with mining equipment designed for areas that can be as narrow as four metres wide. Mined areas are backfilled with crushed waste, tailings and cement.

The process plant is designed to optimise gold recovery and minimize the cost of production. The process includes primary crushing, SAG, ball milling, bulk flotation, thickening, BIOX® and neutralization, carbon-in-leach, AARL elution and tailings detoxification. Tailings from flotation and leaching are kept in separate storage facilities to prevent biocides from getting back into the process water circuit.

Jinfeng ore is refractory in nature, with most of the gold encapsulated in sulphide minerals, so the gold is   not easily dissolved using a conventional carbon-in-leach circuit. The processing plant uses BIOX® technology, which destroys the sulphide minerals and exposes the gold before carbon-in-leach processing, and ensures recovery is economic. The process was selected as the most efficient oxidation and extraction method for this ore type. Roasting and pressure oxidation were also considered as alternative methods of treatment.

Plant capacity is 1.5 million tonnes of ore per year. Recovery for 2011 was 88%.

Life of Mine (2012 to end of mine life) Production and Cost Estimates

Jinfeng currently supplies the process plant with ore from both the underground and open pit.  This will continue for the next 5 years (though 2016).  During this period, estimated gold production will average between 130,000 – 145,000 ounces per year.

From 2017 onwards, if no further open pit ore is added through exploration, all mill feed will come from the underground.  The ultimate underground production rates from underground will be determined based on the exploration and definition drilling programs which are now in progress.  At a nominal underground production rate of 1 million tonnes per year, gold production is estimated to be between 125,000 – 140,000 ounces per year.

Production for 2011 was 177,757 ounces at $442 per ounce.  Capital cost expenditures in 2011 were approximately $32 million. Most of this is due to mining costs including waste stripping from the open pit, underground development costs and underground equipment.

Environment

Jinfeng’s environmental impact assessment report was completed in July 2004 and approved by Guizhou  Province Environmental Protection Bureau in September of that year. Guizhou Province issued the final environmental project approval in December 2008. The environment impact assessment report identified  a number of environmental risks and defined a number of measures to avoid or minimize potential  environmental impacts.

An environment management system covering water management, air management, general monitoring  and waste management was developed for the mine operation. Jinfeng discharges 2,078 cubic metres  per day of tailings wastewater from the carbon-in-leach circuit to Luofan River, and is required to keep the  level of Weak Acid Dissociable (WAD) Cyanide tailings wastewater from carbon-in-leach circuit below 0.5ppm.

Before preproduction, the local environment around Jinfeng was investigated. An environment monitoring  plan was developed in the production phase to address the potential impacts of the mine operation on air  quality, noise, surface water and groundwater.  The local government approved a Rehabilitation Plan and a Mining Environment Comprehensive  Treatment Report in 2009 (a regulatory requirement).

Jinfeng developed a surface remediation plan and began remediation in the construction phase, starting  in 2006. As of the end of 2010, we had finished surface remediation of 50,000 m2, and stockpiled  approximately 700,000 m3 of topsoil for further remediation. We will be collecting some soil from the  Longtan hydroelectric dam project near Luofan River in 2011 for use at Jinfeng.  Jinfeng has also built a nursery for seedling cultivation of some local plants and uses these seedlings in site remediation.

Testwork has been completed on the Jinfeng tailings and they have been shown to be non-acid generating. The tailings do have a small residual sulphide content but it has been demonstrated that there are sufficient neutralizing materials in the ore that long term storage should not be a problem. Also, the CIL tailings are filtered in the process plant prior to placement by truck in the lined tailings dam. This reduces the amount of solution requiring management and allows for better placement and compaction of the used tailings. Monitoring wells have been established to monitor the groundwater chemistry under both the flotation and CIL tailings dams. To date, there are no indications of reduced pH due to material being placed in the CIL dam generating acid. The small scale waste rock column tests have shown a propensity to leach arsenic. We have monitoring wells in place around the waste dump and have not noted elevated arsenic levels. We will continue to monitor the arsenic levels in the wells and if arsenic reaches an unacceptable level, remediation in the form of water treatment may be necessary.

Further testwork has also confirmed that the waste rock is also non-acid generating and therefore can be placed without specific plans that would be required for an acid generating waste product.

A preliminary closure plan, based on closure strategy, was prepared in 2007. This plan is updated and revised regularly during operation of the mine, culminating in the establishment of a final closure plan prior to decommissioning. Closure costs are being budgeted over the life of the operation. Currently, the life-of-mine allowance is expected to total $36 million. Based on calculations completed this is expected to exceed the rehabilitation and closure costs by a factor of 20%. Therefore, the allowance is considered reasonable.

Exploration

The Jinfeng deposit was discovered by the Guizhou 117 Brigade in the early 1980s during follow-up of regional stream sediment surveys, which identified strongly anomalous gold and arsenic values in the deposit area. Systematic subsequent exploration work included geological mapping, surface trenching, diamond drilling, and excavation of a number of exploration adits.

After acquiring the project in 2001, Sino Gold completed detailed infill drilling of the deposit, and began reconnaissance exploration activities in the surrounding region. Current exploration activities are focused on extending the known underground resource down-dip and down-plunge through underground and surface drilling, as well as identifying additional resources in satellite bodies near the surface.

In 2011, Eldorado commenced a 22,000 metre underground exploration drilling program. Objectives of this program are to infill areas of low drillhole density within the F3 and F7 fault zones, to confirm a new structural model for the deposit, and to test new exploration targets that are based on this structural model.  Results to date broadly support the revised structural model for grade distribution within the deposit.

Geology and Mineralization

Geological Setting

The regional geology to the Jinfeng deposit consists of Permian to Triassic sedimentary rocks of the Youjian Basin, which are concentrated along the western margin of the Proterozoic Yangtze craton.  Lowest stratigraphic levels of the Youjian Basin consist of Cambrian to Carboniferous massive limestones, overlain by Permian shelf limestones.  The Paleozoic carbonates are overlain by Lower Triassic platy limestones, in turn overlain by Middle Triassic alternating mud and sandstones with classic turbidite sequences above. Most of the gold deposits in the region are found in clastic rocks within the latter sequence, and are spatially associated with faults zones and broad antiformal culminations.

Stratigraphic units in the Jinfeng mine area can be divided into two distinct sequences:  a lower dominantly carbonate bearing sequence and an upper mudstone and sandstone lithology dominant sequence.  The upper stratigraphic sequence is well exposed in the Jinfeng open pit, and is host to the gold mineralization at the deposit.   The contact between upper and lower sequences is a regional unconformity, but near Jinfeng it is commonly faulted.

The Jinfeng deposit and surrounding area are characterized by complex fault and fold patterns that record a polyphase deformation history.  These structural features represent principal controls on the geometry and distribution of ore zones within the deposit.  Faults in the Jinfeng area include several major structures that can be traced over hundreds of meters to several kilometers in strike length.  Mostly of the major faults strike either northeast or northwest and have moderate to subvertical dips.  They vary from discrete fault surfaces to broader tectonized zones with widths of up to a few tens of metres.

Mineralization

Nearly all of the known gold resource occurs within or adjacent to major fault zones.  Overall, the deposit occurs as a steeply-dipping tabular body, with a long axis plunging shallowly to moderately to the southeast.  The deposit extends over 1,200 m along this long axis, with the steep intermediate axis defining a depth extent of over 1,000 m, and a thickness typically ranging from 10 m to 50 m.

High grade shoots within the deposit are spatially associated with intersections between the controlling fault zones and either secondary faults or lithologically favourable sandy beds in the upper stratigraphic sequence.  Gold is commonly localized along east-west striking segments of either the main controlling faults or secondary structures.  The ore shoots typically plunge moderately to the southeast, parallel to the overall deposit axis, to fold axes, and to fault intersections.

Gold mineralization is typically associated with highly carbonaceous, gouge material or cataclastic breccia.  Quartz and sulphide (pyrite, arsenopyrite) veins are common, occurring as either steeply-dipping or shallowly-dipping sheeted sets preferentially within sandstone beds.  Quartz rich veins contain trace amounts of dolomite, and become more carbonate rich distal to mineralization.  Sulfides present in mineralized zones are pyrite, arsenopyrite, cinnabar, stibnite, orpiment, and realgar.

The Jinfeng deposit has many geological and geochemical characteristics in common with the renowned sediment-hosted deposits of the Carlin district in the Western United States, and is best classified as a Carlin-like gold deposit.

Drilling

Data supporting the Jinfeng mineral resource is drawn from HQ and NQ diameter diamond drill holes drilled from surface locations and underground headings.

After Sino Gold acquired the project in 2001, it drilled 322 drill holes over 152,500 metres in approximately a 50 by 50 metre grid over the deposit to delineate the resource and test additional targets on the property. The deepest drilling intercepted strong gold mineralization and intense alteration at more than 1,000 metres in depth. The next phase of drilling included 454 underground holes over 49,300 metres in approximately a 10 by 20 metre pattern. This was largely for preproduction purposes.

Since the start of 2010 and Eldorado’s acquisition of the Jinfeng gold mine, 8,600 metres in 32 surface diamond drill holes and 50,000 metres in 260 underground diamond drill holes have been drilled at Jinfeng.

Drillers placed the core into labelled plastic core trays at the drill rig, and marked them before they were brought to the core shed facilities. Geological and geotechnical data were collected from the core and transferred to the project drill database. Core recovery in the mineralized zones was very good, averaging 93 to 95%

Sampling and Analysis

Exploration and delineation core are sampled on generally 1.0 m intervals.  Exploration core is sawn in half with a rock saw with one half of the sample placed in a plastic bag and the other returned to the core tray.  Delineation core is sampled whole.

The core samples are prepared and assayed at the Zhenfeng Rock and Mineral Testing Company laboratory situated in the town of Shaping, approximately 27 kilometres by road from the minesite.  All samples are assayed for Au, As, Hg and Sb.  Gold assaying follows widely practiced Chinese procedures.  These comprise analysis by Flame Atomic Absorption Spectroscopy or Graphite Furnace Atomic Absorption Spectroscopy. A Hydride Generation Atomic Fluorescence Spectrometer (AFS) is used to analyze the samples for As, Hg and Sb.

Quality Control and Data Verification

The sample batches are arranged to contain regularly inserted control samples.  Two Standard Reference Material (SRM) samples, two duplicate samples and a blank sample are inserted into the sample stream within a 35 to 40 sample batch.  Eldorado Gold strictly monitors the performance of the QA samples as the assay results arrive at site.

Monitoring of the quality control samples showed all data were in control throughout the preparation and analytical processes.  In Eldorado’s opinion, the QA/QC results demonstrate that the Jinfeng deposit assay database, particularly for new data obtained from the start of 2010 to present, is sufficiently accurate and precise for resource estimation.

Also in 2010, checks to the entire drill hole database were undertaken.  Checks were made to original assay certificates and survey data.  Any discrepancies found were corrected and incorporated into the current resource database.  Eldorado therefore concluded that the data supporting the Jinfeng gold mine resource work is sufficiently free of error to be adequate for estimation.

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleshareholder.com

North American Toll Free Phone:

1-877-657-5856

Email:  contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

January 23, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés Financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

CC:	Eldorado Gold Corporation
European Goldfields Limited

Dear Sirs/Mesdames:

Re:           Consent of Expert

In connection with the proposed acquisition by Eldorado Gold Corporation (“Eldorado”) of European Goldfields Limited (“European Goldfields”) pursuant to a plan of arrangement under the Business Corporations Act (Yukon), the management information circular dated January 23, 2012 for the special meeting of shareholders of Eldorado, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “Eldorado Information Circular”) and the management information circular dated January 23, 2012 for the special meeting of shareholders of European Goldfields, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “European Goldfields Information Circular” and together with the Eldorado Information Circular, the “Circulars”), I do hereby consent to being named in the Circulars and to the use of and reference thereto, including extracts or summaries thereof, in the Circulars of the technical report entitled “Technical Report for the Tocantinzinho Gold Project, Brazil” dated May 4, 2011 with an effective date of May 3, 2011 relating to the Tocantinzinho property (the “Technical Report”) which I prepared or supervised the preparation of, in whole or in part.

I have read the Circulars and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services I have performed in connection with the preparation of the Technical Report.

Yours truly,

/s/ Rick Alexander
Rick Alexander, P.Eng.

January 23, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés Financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

CC:	Eldorado Gold Corporation
European Goldfields Limited

Dear Sirs/Mesdames:

Re:           Consent of Expert

In connection with the proposed acquisition by Eldorado Gold Corporation (“Eldorado”) of European Goldfields Limited (“European Goldfields”) pursuant to a plan of arrangement under the Business Corporations Act (Yukon), the management information circular dated January 23, 2012 for the special meeting of shareholders of Eldorado, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “Eldorado Information Circular”) and the management information circular dated January 23, 2012 for the special meeting of shareholders of European Goldfields, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “European Goldfields Information Circular” and together with the Eldorado Information Circular, the “Circulars”), I do hereby consent to being named in the Circulars and to the use of and reference thereto, including extracts or summaries thereof, in the Circulars of:

(a)
the technical report entitled “Technical Report on Vila Nova Iron Ore Project, Amapá State, Brazil” dated July 31, 2007 with an effective date of July 31, 2007 relating to the Vila Nova property (the “Technical Report”) which I prepared or supervised the preparation of, in whole or in part; and

(b)	a mineral resource estimate and a mineral reserve estimate relating to the Vila Nova property (the “Estimates”) which I prepared or supervised the preparation of, in whole or in part.

I have read the Circulars and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report and Estimates or that are within my knowledge as a result of the services I have performed in connection with the preparation of the Technical Report and Estimates.

Yours truly,

/s/ Roberto Rodrigues Costa
Roberto Rodrigues Costa, Mining and Metallurgical Engineer, Member CREA-MG
Roberto Costa Engenharia Ltda

January 23, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés Financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

CC:	Eldorado Gold Corporation
European Goldfields Limited

Dear Sirs/Mesdames:

Re:           Consent of Expert

In connection with the proposed acquisition by Eldorado Gold Corporation (“Eldorado”) of European Goldfields Limited (“European Goldfields”) pursuant to a plan of arrangement under the Business Corporations Act (Yukon), the management information circular dated January 23, 2012 for the special meeting of shareholders of Eldorado, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “Eldorado Information Circular”) and the management information circular dated January 23, 2012 for the special meeting of shareholders of European Goldfields, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “European Goldfields Information Circular” and together with the Eldorado Information Circular, the “Circulars”), I do hereby consent to being named in the Circulars and to the use of and reference thereto, including extracts or summaries thereof, in the Circulars of the technical report entitled “Technical Report on the Efemçukuru Project” dated September 17, 2007 with an effective date of August 1, 2007 relating to the Efemçukuru property (the “Technical Report”) which I prepared or supervised the preparation of, in whole or in part.

I have read the Circulars and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services I have performed in connection with the preparation of the Technical Report.

Yours truly,

/s/ Scott Cowie
Scott Cowie, BE (Mining), LLB, MAusIMM(CP)
TetraTech Australia Pty. Ltd.

January 23, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés Financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

CC:	Eldorado Gold Corporation
European Goldfields Limited

Dear Sirs/Mesdames:

Re:           Consent of Expert

In connection with the proposed acquisition by Eldorado Gold Corporation (“Eldorado”) of European Goldfields Limited (“European Goldfields”) pursuant to a plan of arrangement under the Business Corporations Act (Yukon), the management information circular dated January 23, 2012 for the special meeting of shareholders of Eldorado, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “Eldorado Information Circular”) and the management information circular dated January 23, 2012  for the special meeting of shareholders of European Goldfields, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “European Goldfields Information Circular” and together with the Eldorado Information Circular, the “Circulars”), I do hereby consent to being named in the Circulars and to the use of and reference thereto, including extracts or summaries thereof, in the Circulars of:

(a)
the technical report entitled “Technical Report for the Tocantinzinho Gold Project, Brazil” dated May 4, 2011 with an effective date of May 3, 2011 relating to the Tocantinzinho property (the “Technical Report”) which I prepared or supervised the preparation of, in whole or in part;

(b)	a mineral reserve estimate relating to the Tocantinzinho property (the “Estimate”) which I prepared or supervised the preparation of, in whole or in part; and

(c)
my involvement in respect of the preparation of disclosure of scientific and technical information concerning exploration results, mineral resources and mineral reserves in a news release of Eldorado dated July 28, 2011 which is attached and forms part of the material change report of Eldorado dated July 29, 2011 (the “Technical Information”).

I have read the Circulars and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report, the Estimate and the Technical Information or that are within my knowledge as a result of the services I have performed in connection with the preparation of the Technical Report, the Estimate and the Technical Information.

Yours truly,

/s/ Sean Gregersen
Sean Gregersen, P.Eng.

January 23, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés Financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

CC:	Eldorado Gold Corporation
European Goldfields Limited

Dear Sirs/Mesdames:

Re:           Consent of Expert

In connection with the proposed acquisition by Eldorado Gold Corporation (“Eldorado”) of European Goldfields Limited (“European Goldfields”) pursuant to a plan of arrangement under the Business Corporations Act (Yukon), the management information circular dated January 23, 2012  for the special meeting of shareholders of Eldorado, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “Eldorado Information Circular”) and the management information circular dated January 23, 2012  for the special meeting of shareholders of European Goldfields, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “European Goldfields Information Circular” and together with the Eldorado Information Circular, the “Circulars”), I do hereby consent to being named in the Circulars and to the use of and reference thereto, including extracts or summaries thereof, in the Circulars of the technical report entitled “Tanjianshan Gold Project, China, Technical Report” dated January 30, 2006 with an effective date of September 2005 relating to the Tanjianshan property (the “Technical Report”) which I prepared or supervised the preparation of, in whole or in part.

I have read the Circulars and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services I have performed in connection with the preparation of the Technical Report.

Yours truly,

/s/ John Hearne
John Hearne, FAusIMM(CP)
Coffey Mining Pty Ltd.

-  -

Stephen Juras, PhD, P.Geo.
Eldorado Gold Corporation
1188 Bentall 5, 550 Burrard Street
Vancouver, BC V6C 2B5
Telephone:  (604) 687-4018
Fax: (604) 687-4026
Email:  stevej@eldoradogold.com

CONSENT of AUTHOR

TO:

British Columbia Securities Commission 701 West Georgia Street Vancouver, BC V7Y 1L2	Securities Administration Branch 133 Prince William Street P.O. Box 5001 Saint John, New Brunswick E2L 4Y9

Alberta Securities Commission 4th Floor, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4	Nova Scotia Securities Commission 2nd Floor, Joseph Howe Building 1690 Hollis Street, PO Box 458 Halifax, Nova Scotia B3J 3J9

Saskatchewan Financial Services Commission - Securities Division 6th Floor, 1919 Saskatchewan Drive Regina, Saskatchewan S4P 3V7	Office of the Attorney General - Securities Division 95 Rochford Street, 4th Floor Shaw Building P.O. Box 2000 Charlottetown, PEI C1A 7N8

The Manitoba Securities Commission 1130 – 405 Broadway Avenue Winnipeg, Manitoba R3C 3L6	Securities Commission of Newfoundland and Labrador P.O. Box 8700 2nd Floor, West Block Confederation Building St. John’s, NFLD A1B 4J6

Ontario Securities Commission Box 55 1903 – 20 Queen Street West Toronto, Ontario M5H 3S8	The Toronto Stock Exchange P.O. Box 450 3rd Floor, 130 King Street W. Toronto, Ontario M5X 1J2

Commission des valeurs mobilieres du Québec 800, Square Victoria, 22e étage C.P. 246, Tour de la Bourse Montréal, Québec H4Z 1G3

I, Stephen Juras, consent to the public filing of the technical report titled “Technical Report for the Jinfeng Gold Mine, China” and dated March 15, 2011 (the “Technical Report”) by Eldorado Gold Corporation (“Eldorado”) and to any extracts from or a summary of the Technical Report in the Management Information Circular of Eldorado dated January 23, 2012 (the “Written Disclosure”).

I certify that I have read the Written Disclosure being filed by Eldorado and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 23rd day of January, 2012.

/s/ Stephen Juras
Stephen Juras, PhD, P.Geo.

January 23, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés Financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

CC:	Eldorado Gold Corporation
European Goldfields Limited

Dear Sirs/Mesdames:

Re:           Consent of Expert

In connection with the proposed acquisition by Eldorado Gold Corporation (“Eldorado”) of European Goldfields Limited (“European Goldfields”) pursuant to a plan of arrangement under the Business Corporations Act (Yukon), the management information circular dated January 23, 2012 for the special meeting of shareholders of Eldorado, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “Eldorado Information Circular”) and the management information circular dated January 23, 2012  for the special meeting of shareholders of European Goldfields, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “European Goldfields Information Circular” and together with the Eldorado Information Circular, the “Circulars”), I do hereby consent to being named in the Circulars, and to the use and reference thereto in the Circulars, of scientific and technical information that I prepared or supervised the preparation of concerning exploration results included in a news release of Eldorado dated November 3, 2011 which is attached and forms part of the material change report of Eldorado dated November 4, 2011 (the “Technical Information”).

I have read the Circulars and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Information or that are within my knowledge as a result of the services I have performed in connection with the preparation of the Technical Information.

Yours truly,

/s/ Peter Lewis
Peter Lewis, PhD., P.Geo.

-  -

Richard Miller, P.Eng.
Eldorado Gold Corporation
1188 Bentall 5, 550 Burrard Street
Vancouver, BC V6C 2B5
Telephone:  (604) 687-4018
Fax: (604) 687-4026
Email:  richardm@eldoradogold.com

CONSENT of AUTHOR

TO:

British Columbia Securities Commission 701 West Georgia Street Vancouver, BC V7Y 1L2	Securities Administration Branch 133 Prince William Street P.O. Box 5001 Saint John, New Brunswick E2L 4Y9

Alberta Securities Commission 4th Floor, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4	Nova Scotia Securities Commission 2nd Floor, Joseph Howe Building 1690 Hollis Street, PO Box 458 Halifax, Nova Scotia B3J 3J9

Saskatchewan Financial Services Commission - Securities Division 6th Floor, 1919 Saskatchewan Drive Regina, Saskatchewan S4P 3V7	Office of the Attorney General - Securities Division 95 Rochford Street, 4th Floor Shaw Building P.O. Box 2000 Charlottetown, PEI C1A 7N8

The Manitoba Securities Commission 1130 – 405 Broadway Avenue Winnipeg, Manitoba R3C 3L6	Securities Commission of Newfoundland and Labrador P.O. Box 8700 2nd Floor, West Block Confederation Building St. John’s, NFLD A1B 4J6

Ontario Securities Commission Box 55 1903 – 20 Queen Street West Toronto, Ontario M5H 3S8	The Toronto Stock Exchange P.O. Box 450 3rd Floor, 130 King Street W. Toronto, Ontario M5X 1J2

Commission des valeurs mobilieres du Québec 800, Square Victoria, 22e étage C.P. 246, Tour de la Bourse Montréal, Québec H4Z 1G3

I, Richard Miller, consent to the public filing of the technical report titled “Technical Report for the Jinfeng Gold Mine, China” and dated March 15, 2011 (the “Technical Report”) by Eldorado Gold Corporation (“Eldorado”) and to any extracts from or a summary of the Technical Report in the Management Information Circular of Eldorado dated January 23, 2012 (the “Written Disclosure”).

I certify that I have read the Written Disclosure being filed by Eldorado and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 23rd day of January, 2012.

/s/ Richard Miller
Richard Miller, P.Eng.

January 23, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés Financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

CC:	Eldorado Gold Corporation
European Goldfields Limited

Dear Sirs/Mesdames:

Re:           Consent of Expert

In connection with the proposed acquisition by Eldorado Gold Corporation (“Eldorado”) of European Goldfields Limited (“European Goldfields”) pursuant to a plan of arrangement under the Business Corporations Act (Yukon), the management information circular dated January 23, 2012  for the special meeting of shareholders of Eldorado, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “Eldorado Information Circular”) and the management information circular dated January 23, 2012  for the special meeting of shareholders of European Goldfields, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “European Goldfields Information Circular” and together with the Eldorado Information Circular, the “Circulars”), I do hereby consent to being named in the Circulars and to the use of and reference thereto, including extracts or summaries thereof, in the Circulars of the technical report entitled “Technical Report for the Perama Hill Project, Thrace, Greece” dated March 15, 2010 with an effective date of January 28, 2010 relating to the Perama Hill property (the “Technical Report”) which I prepared or supervised the preparation of, in whole or in part.

I have read the Circulars and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services I have performed in connection with the preparation of the Technical Report.

Yours truly,

/s/ Peter Perkins
Peter Perkins, CEng. BSc(Eng), ARSM, MIMMM, MSAIMM
Jacobs E&C Ltd.

Norm Pitcher, P.Geo.
Eldorado Gold Corporation
1188 Bentall 5, 550 Burrard Street
Vancouver, BC V6C 2B5
Telephone:  (604) 687-4018
Fax: (604) 687-4026
Email:  normp@eldoradogold.com

CONSENT of AUTHOR

TO:

British Columbia Securities Commission 701 West Georgia Street Vancouver, BC V7Y 1L2	Securities Administration Branch 133 Prince William Street P.O. Box 5001 Saint John, New Brunswick E2L 4Y9

Alberta Securities Commission 4th Floor, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4	Nova Scotia Securities Commission 2nd Floor, Joseph Howe Building 1690 Hollis Street, PO Box 458 Halifax, Nova Scotia B3J 3J9

Saskatchewan Financial Services Commission - Securities Division 6th Floor, 1919 Saskatchewan Drive Regina, Saskatchewan S4P 3V7	Office of the Attorney General - Securities Division 95 Rochford Street, 4th Floor Shaw Building P.O. Box 2000 Charlottetown, PEI C1A 7N8

The Manitoba Securities Commission 1130 – 405 Broadway Avenue Winnipeg, Manitoba R3C 3L6	Securities Commission of Newfoundland and Labrador P.O. Box 8700 2nd Floor, West Block Confederation Building St. John’s, NFLD A1B 4J6

Ontario Securities Commission Box 55 1903 – 20 Queen Street West Toronto, Ontario M5H 3S8	The Toronto Stock Exchange P.O. Box 450 3rd Floor, 130 King Street W. Toronto, Ontario M5X 1J2

Commission des valeurs mobilieres du Québec 800, Square Victoria, 22e étage C.P. 246, Tour de la Bourse Montréal, Québec H4Z 1G3

I, Norm Pitcher, consent to the public filing of the technical report titled “Technical Report for the Jinfeng Gold Mine, China” and dated March 15, 2011 (the “Technical Report”) by Eldorado Gold Corporation (“Eldorado”) and to any extracts from or a summary of the Technical Report in the Management Information Circular of Eldorado dated January 23, 2012 (the “Written Disclosure”).

I certify that I have read the Written Disclosure being filed by Eldorado and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 23rd day of January, 2012.

/s/ Norm Pitcher
Norm Pitcher, P.Geo.

Paul Skayman, FAusIMM.
Eldorado Gold Corporation
1188 Bentall 5, 550 Burrard Street
Vancouver, BC V6C 2B5
Telephone:  (604) 687-4018
Fax: (604) 687-4026
Email:  pauls@eldoradogold.com

CONSENT of AUTHOR

TO:

British Columbia Securities Commission 701 West Georgia Street Vancouver, BC V7Y 1L2	Securities Administration Branch 133 Prince William Street P.O. Box 5001 Saint John, New Brunswick E2L 4Y9

Alberta Securities Commission 4th Floor, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4	Nova Scotia Securities Commission 2nd Floor, Joseph Howe Building 1690 Hollis Street, PO Box 458 Halifax, Nova Scotia B3J 3J9

Saskatchewan Financial Services Commission - Securities Division 6th Floor, 1919 Saskatchewan Drive Regina, Saskatchewan S4P 3V7	Office of the Attorney General - Securities Division 95 Rochford Street, 4th Floor Shaw Building P.O. Box 2000 Charlottetown, PEI C1A 7N8

The Manitoba Securities Commission 1130 – 405 Broadway Avenue Winnipeg, Manitoba R3C 3L6	Securities Commission of Newfoundland and Labrador P.O. Box 8700 2nd Floor, West Block Confederation Building St. John’s, NFLD A1B 4J6

Ontario Securities Commission Box 55 1903 – 20 Queen Street West Toronto, Ontario M5H 3S8	The Toronto Stock Exchange P.O. Box 450 3rd Floor, 130 King Street W. Toronto, Ontario M5X 1J2

Commission des valeurs mobilieres du Québec 800, Square Victoria, 22e étage C.P. 246, Tour de la Bourse Montréal, Québec H4Z 1G3

I, Paul Skayman, consent to the public filing of the technical report titled “Technical Report for the Jinfeng Gold Mine, China” and dated March 15, 2011 (the “Technical Report”) by Eldorado Gold Corporation (“Eldorado”) and to any extracts from or a summary of the Technical Report in the Management Information Circular of Eldorado dated January 23, 2012 (the “Written Disclosure”).

I certify that I have read the Written Disclosure being filed by Eldorado and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 23rd day of January, 2012.

/s/ Paul Skayman
Paul Skayman, FAusIMM.

January 23, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés Financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

CC:	Eldorado Gold Corporation
European Goldfields Limited

Dear Sirs/Mesdames:

Re:           Consent of Expert

In connection with the proposed acquisition by Eldorado Gold Corporation (“Eldorado”) of European Goldfields Limited (“European Goldfields”) pursuant to a plan of arrangement under the Business Corporations Act (Yukon), the management information circular dated January 23, 2012  for the special meeting of shareholders of Eldorado, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “Eldorado Information Circular”) and the management information circular dated January 23, 2012  for the special meeting of shareholders of European Goldfields, and any amendments thereto, and any documents incorporated by reference therein (collectively, the “European Goldfields Information Circular” and together with the Eldorado Information Circular, the “Circulars”), I do hereby consent to being named in the Circulars and to the use of and reference thereto, including extracts or summaries thereof, in the Circulars of the technical report entitled “White Mountain Project, Jilin Province, China” dated October 10, 2007 relating to the White Mountain property (the “Technical Report”) which I prepared or supervised the preparation of, in whole or in part.

I have read the Circulars and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services I have performed in connection with the preparation of the Technical Report.

Yours truly,

/s/ Michael Warren
Michael Warren, BSC. (Mining Eng.), MBA, FAusIMM, FAICD.

CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division, Prince Edward Island
Northwest Territories Security Registry
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Government of Nunavut

Dear Sirs/Mesdames:

Re:	European Goldfields Limited (“European Goldfields”) and Eldorado Gold Corporation (“Eldorado”)

I refer to the management information circular of European Goldfields, dated January 23, 2012 and the management information circular of Eldorado, dated January 23, 2012 (collectively, the “Circulars”).

As an author of the reports entitled “Certej Updated Definitive Feasibility Study”, dated February 26, 2009, “Technical Report on the Stratoni project – Pb Zn Ag Deposit, Northern Greece”, dated September 21, 2010, “Technical Report on the Olympias Project”, dated July 14, 2011 and “Skouries Cu/Au Project, Greece, NI 43-101 Technical Report”, dated July 14, 2011 (collectively, the “Technical Reports”), all prepared on behalf of European Goldfields, I, P.W. Forward, BSc, FIMMM, do hereby certify that I consent to the inclusion of extracts from, summary of, or incorporation by reference of the Technical Reports in the written disclosure contained in the Circulars and to the reference of my name in the Circulars.

I hereby confirm that I have read the Circulars and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services I performed in connection with the preparation of the Technical Reports.

Dated the 24th day of January, 2012.

/s/ P.W. Forward
P.W. Forward

CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division, Prince Edward Island
Northwest Territories Security Registry
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Government of Nunavut

Dear Sirs/Mesdames:

Re:	European Goldfields Limited (“European Goldfields”) and Eldorado Gold Corporation (“Eldorado”)

I refer to the management information circular of European Goldfields, dated January 23, 2012 and the management information circular of Eldorado, dated January 23, 2012 (collectively, the “Circulars”).

As an author of the reports entitled “Technical Report on the Stratoni project – Pb Zn Ag Deposit, Northern Greece”, dated September 21, 2010, “Technical Report on the Olympias Project”, dated July 14, 2011, and “Skouries Cu/Au Project, Greece, NI 43-101 Technical Report”, dated July 14, 2011 (collectively, the “Technical Reports”), all prepared on behalf of European Goldfields, I, Antony Francis, BSc, FIMMM, do hereby certify that I consent to the inclusion of extracts from, summary of, or incorporation by reference of the Technical Reports in the written disclosure contained in the Circulars and to the reference of my name in the Circulars.

I hereby confirm that I have read the Circulars and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services I performed in connection with the preparation of the Technical Reports.

Dated the 25th day of January, 2012.

/s/ Antony Francis
Antony Francis

CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division, Prince Edward Island
Northwest Territories Security Registry
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Government of Nunavut

Dear Sirs/Mesdames:

Re:	European Goldfields Limited (“European Goldfields”) and Eldorado Gold Corporation (“Eldorado”)

I refer to the management information circular of European Goldfields, dated January 23, 2012 and the management information circular of Eldorado, dated January 23, 2012 (collectively, the “Circulars”).

As an author of the report entitled “Certej Updated Definitive Feasibility Study”, dated February 26, 2009 (the “Technical Report”) and prepared on behalf of European Goldfields, I, Tony Jackson, do hereby certify that I consent to the inclusion of extracts from, summary of, or incorporation by reference of the Technical Report in the written disclosure contained in the Circulars and to the reference of my name in the Circulars.

I hereby confirm that I have read the Circulars and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Technical Report or that is within my knowledge as a result of the services I performed in connection with the preparation of the Technical Report.

Dated the 25th  day of January, 2012.

/s/ Tony Jackson
Tony Jackson

CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division, Prince Edward Island
Northwest Territories Security Registry
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Government of Nunavut

Dear Sirs/Mesdames:

Re:	European Goldfields Limited (“European Goldfields”) and Eldorado Gold Corporation (“Eldorado”)

I refer to the management information circular of European Goldfields, dated January 23, 2012 and the management information circular of Eldorado, dated January 23, 2012 (collectively, the “Circulars”).

As an author of the reports entitled “Certej Updated Definitive Feasibility Study”, dated February 26, 2009, “Technical Report on the Stratoni project – Pb Zn Ag Deposit, Northern Greece”, dated September 21, 2010, “Technical Report on the Olympias Project”, dated July 14, 2011 (the “Technical Reports”) and prepared on behalf of European Goldfields, I, Neil Oswald Liddell, MIMMM, do hereby certify that I consent to the inclusion of extracts from, summary of, or incorporation by reference of the Technical Reports in the written disclosure contained in the Circulars and to the reference of my name in the Circulars.

I hereby confirm that I have read the Circulars and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services I performed in connection with the preparation of the Technical Reports.

Dated the 25th of January, 2012.

/s/ Neil Oswald Liddell
Neil Oswald Liddell

CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division, Prince Edward Island
Northwest Territories Security Registry
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Government of Nunavut

Dear Sirs/Mesdames:

Re:	European Goldfields Limited (“European Goldfields”) and Eldorado Gold Corporation (“Eldorado”)

I refer to the management information circular of European Goldfields, dated January 23, 2012 and the management information circular of Eldorado, dated January 23, 2012 (collectively, the “Circulars”).

As an author of the report entitled “Skouries Cu/Au Project, Greece, NI 43-101 Technical Report”, dated July 14, 2011 (the “Technical Report”) and prepared on behalf of European Goldfields, I, David J.F. Smith, C.Eng, do hereby certify that I consent to the inclusion of extracts from, summary of, or incorporation by reference of the Technical Report in the written disclosure contained in the Circulars and to the reference of my name in the Circulars.

I hereby confirm that I have read the Circulars and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Technical Report or that is within my knowledge as a result of the services I performed in connection with the preparation of the Technical Report.

Dated the 25th day of January, 2012.

/s/ David J.F. Smith
David J.F. Smith